No. 82-3424
Oct. 21, 2003

03 OCT 27 AM 7:21

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

03032905

Attention: Division of Corporation Finance
Office of International Corporate Finance

RE: Uni-President Enterprises Corp. (SEC File No.82-3424)
Information furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Dear Sirs,

Pursuant to the Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act"), enclosed please find the following information:

The following reports of Uni-President Enterprises Corp.'s, one for each, in submission to the ROC SEC as publicly announced in newspapers or else are enclosed:

- **June 30, 2003 Audited Financial Statements**
- **Monthly (From Jul., 2003 to Sep., 2003) basic data and operation statements**
- **Monthly (From Jul., 2003 to Sep., 2003) reports on changes in shareholding and creation and release of pledges of Common Shares**
- **Material information From Jul., 2003 to Sep., 2003**

If you have any questions with regard to this information, please feel free to contact the undersigned person (Tel: +886-6-2532121; Fax: +886-6-2536614).

Very truly yours,

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Jeff Cheng
Manager
Financial Planning Division
Uni-President Enterprises Corp.

cc: Mr. Stephen Grant, Sullivan & Cromwell

(Enclosures)

10/29

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in Jul., 2003

Date: Aug. 11, 2003

Changes in Creation and Release of Pledges: none

Acquisitions and disposals of Common Shares

		Number of Common Shares Held				
Title	Name	the date of Appointment	Jun., 2003 Ending	+/- in this month	Jul., 2003 Ending	Note

None

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of Jul., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,800
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-11

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Public Announcement of Jul., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,389
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-13

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of Jul., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	679
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[2], [4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-132

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of Jul., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,721
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-40

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of Jul., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	0
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[3]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	0

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

UNI-PRESIDENT ENTERPRISES CORP.

Public announcement of Jul., 2003

Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000

	2003	2002	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
Jul.	3,943,592	3,564,472	379,120	10.64
Jan. - Jul.	24,163,840	22,265,135	1,898,705	8.53
Operating Revenue:				
Jul.	3,522,761	3,216,960	305,801	9.51
Jan. - Jul.	21,628,279	19,804,480	1,823,799	9.21

Loan to other party:	The Company	Subsidiaries
This month:	0	1,732,197
Last month:	0	1,435,483
Limit of loan to third-party:	16,581,153	17,808,700

	Increased/ Decreased Amount	Balance for the Month Ended	Limit of Endorsement Amount
Endorsement Amount			
The Company:	-989,713	24,743,831	41,452,883
Subsidiaries:	-173,899	1,795,097	18,430,411
Endorsement with Subsidiaries			
The Company to Subsidiaries:	-	23,843,821	-
Subsidiaries to The Company:	-	4,000	-
Endorsement for Corp. in PRC			
The Company to Corp. in PRC	0	0	-
Subsidiaries to Corp. in PRC	-176,569	985,179	-

UNI-PRESIDENT ENTERPRISES CORP.

Itemized Report on the Amount of Operating Revenue of Jul., 2003

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	1,023,811,000	
(2)	Beverages	710,737,000	
(3)	Animal Feeds & Commodity	686,793,000	
(4)	Instant Noodles & Frozen Foods	577,645,000	
(5)	Edible Oil	231,463,000	
(6)	Soy sauce & Meats	189,310,000	
(7)	Bakery Products	188,416,000	
(8)	Flour	77,273,000	
(9)	Healthy Foods	27,118,000	
(10)	Import Goods	16,444,000	
Others	Others	64,183,000	
minus:	Sales Discount & Return Allowance	270,432,000	
TOTAL	Total Operating Revenue	3,522,761,000	

Notes : Items are listed by descending order of monthly amount, except the others and "minus" item.

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of Jul., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	7,326	7,326	7,326			None	7,326	7,326	7,326			None
TOTAL	7,326	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2002.12 is USD 31,115 thousands

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of Jul., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
TOTAL	8,509	8,509	8,509				8,509	8,509	8,509			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2002.12 is USD 153,614 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of Jul., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Nella Ltd.	3,607	3,607	3,607		None	None	3,607	3,602	3,602		None	None
TOTAL	3,607	3,607	3,607				3,607	3,602	3,602			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2002.12 is USD (1,199) thousands

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Balance of Third-party Loan of Jul., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Hong Kong Presidnet Holdings Co., Ltd.	-	-	-	One Year	None	None	-	-	-	One Year	None	None
Kai Yu (BVI) Investment Co., Ltd.	850	550	550		None	None	550	550	550		None	None
TOTAL	850	550	550				550	550	550			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2002.12 is USD 79,657 thousands

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of Jul., 2003

Unit: CAD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Tuo Gen Enterprises (Originally named "Tu Heh")	1,220	1,220	1,220	3 Years	0~7.06%	Yes	1,220	1,220	1,220	3 Years	0~7.06%	Yes
TOTAL	1,220	1,220	1,220				1,220	1,220	1,220			

Notes : 1. Limit of third-party loan amounts : CAD 20 million
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10 million
3. Equity amounts: at the year ended 2002.12 is CAD8,458 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of Jul., 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
President East Co.	200	200	200	Demand Loan	5%		200	200	200	Demand Loan	5%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	240	240	240				240	240	240			

Notes : 1. Limit of third-party loan amounts : USD 4 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3 million
3. Equity amounts: at the year ended 2002.12 is USD 11,051 thousands

NELLA LIMITED
Balance of Third-party Loan of Jul., 2003

Unit: HKD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Prospect Top Developments Ltd.	25,493	25,493	25,493			None	25,493	25,493	25,493			None
Tunnel Ltd.	78	78	78			None	78	78	78			None
Tunnel88	1,669	1,669	1,669			None	1,669	1,669	1,669			None
TOTAL	27,240	27,240	27,240				27,240	27,240	27,240			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2002.12 is HKD (15,360) thousands

RFM PRESIDENT ENTERPRISES CORP.
Balance of Third-party Loan of Jul., 2003

Unit: PESO 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
RFM President Land Corp.	45,650	45,650	45,650	5 years	7%	None	45,650	45,650	45,650	5 years	7%	None
TOTAL	45,650	45,650	45,650				45,650	45,650	45,650			

Notes : 1. Limit of third-party loan amounts : 40% of the company's net worth
2. Limit of third-party loan amounts offered solely to an enterprise: PESO 80 millions
3. Equity amounts: at the year ended 2002.12 is PESO 234,102 thousands

KAI YU (BVI) INVESTMENT CO., LTD.
Balance of Third-party Loan of Jul., 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Cayman President Holdings Ltd.	-	-	-				8,950	-	8,950	03/08/13		None
TOTAL	0	0	0				8,950	0	8,950			

Notes : 1. Limit of third-party loan amounts : USD 11 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 10 million
3. Equity amounts: at the year ended 2002.12 is USD27,534 thousands

PRESIDENT INTERNATIONAL DEVELOPMENT CORP.
Balance of Third-party Loan of Jul., 2003

Unit: NTD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Presitex Co., Ltd.	50,000	50,000	50,000				50,000	43,500	43,500			
President Fair Development Corp.	401,000	260,000	401,000				401,000	400,000	400,000			
TOTAL	451,000	310,000	451,000				451,000	443,500	443,500			

Notes : 1. Limit of third-party loan amounts : 40% of the company's net worth
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 500~1,000 millions
3. Equity amounts: at the year ended 2002.12 is NTD 13,041,578 thousands

UNI-PRESIDENT DREAM PARK CORP.
Balance of Third-party Loan of Jul., 2003

Unit: NTD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Uni-OAO Travel Service Corp.	2,000	2,000	2,000			None	2,500	2,000	2,500			None
TOTAL	2,000	2,000	2,000				2,500	2,000	2,500			

Notes : 1. Limit of third-party loan amounts : NTD 14 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 10 million
3. Equity amounts: at the year ended 2002.12 is NTD 35,345 thousands

PRESIDENT LIFE SCIENCES CO., LTD.
Balance of Third-party Loan of Jul., 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Aura Oncology Systems, Inc.	1,000	1,000	1,000	1 year		None	1,000	1,000	1,000	1 year		None
A-Spine Holding Group Corp.	2,000	2,000	2,000	1 year		None	2,000	2,000	2,000	1 year		None
TOTAL	3,000	3,000	3,000				3,000	3,000	3,000			

Notes : 1. Limit of third-party loan amounts : USD 10 millions
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3 millions
3. Equity amounts: at the year ended 2002.12 is USD 15,067 thousands

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting acquisitions and disposals of Common Shares and changes in creation and release of pledge of common shares in Aug., 2003

Date: Sep. 9, 2003

Changes in Creation and Release of Pledges: none

Acquisitions and disposals of Common Shares

		Number of Common Shares Held				
Title	Name	the date of Appointment	Jul., 2003 Ending	+/- in this month	Aug., 2003 Ending	Note

None

UNI-PRESIDENT ENTERPRISES CORP.

Public announcement of Aug., 2003

Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000

	2003	2002	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
Aug.	3,863,120	3,776,608	86,512	2.29
Jan. - Aug.	28,026,960	26,032,743	1,994,217	7.66
Operating Revenue:				
Aug.	3,523,519	3,454,915	68,604	1.99
Jan. - Aug.	25,151,798	23,259,395	1,892,403	8.14

Loan to other party:	The Company	Subsidiaries
This month:	0	1,762,154
Last month:	0	1,732,197
Limit of loan to third-party:	16,358,106	17,706,100

	Increased/ Decreased Amount	Balance for the Month Ended	Limit of Endorsement Amount
Endorsement Amount			
The Company:	-448,548	24,295,282	40,895,266
Subsidiaries:	72,564	1,867,661	18,395,834
Endorsement with Subsidiaries			
The Company to Subsidiaries:	-	23,395,273	-
Subsidiaries to The Company:	-	4,000	-
Endorsement for Corp. in PRC			
The Company to Corp. in PRC	0	0	-
Subsidiaries to Corp. in PRC	33,746	1,018,925	-

UNI-PRESIDENT ENTERPRISES CORP.

Itemized Report on the Amount of Operating Revenue of Aug., 2003

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	930,579,000	
(2)	Animal Feeds & Commodity	847,192,000	
(3)	Beverages	651,431,000	
(4)	Instant Noodles & Frozen Foods	483,851,000	
(5)	Edible Oil	269,409,000	
(6)	Soy sauce & Meats	195,906,000	
(7)	Bakery Products	188,270,000	
(8)	Flour	77,492,000	
(9)	Healthy Foods	32,970,000	
(10)	Import Goods	17,168,000	
Others	Others	49,825,000	
minus:	Sales Discount & Return Allowance	220,574,000	
TOTAL	Total Operating Revenue	3,523,519,000	

Notes : Items are listed by descending order of monthly amount, except the others and "minus" item.

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of Aug., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	3,400
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	3

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Public Announcement of Aug., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,379
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-3

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of Aug., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	674
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[2], [4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-124

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of Aug., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,709
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-38

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of Aug., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	21
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[3]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	0

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of Aug., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	LAST MONTH BALANCE Lowest	LAST MONTH BALANCE End of this Month	LAST MONTH Duration	LAST MONTH Rate %	LAST MONTH Guar-antee	THIS MONTH BALANCE Highest	THIS MONTH BALANCE Lowest	THIS MONTH BALANCE End of this Month	THIS MONTH Duration	THIS MONTH Rate %	THIS MONTH Guar-antee
Prospect Top Developments Ltd.	7,326	7,326	7,326			None	7,326	7,326	7,326			None
TOTAL	7,326	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2002.12 is USD 31,115 thousands

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of Aug., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	LAST MONTH BALANCE Lowest	LAST MONTH BALANCE End of this Month	LAST MONTH Duration	LAST MONTH Rate %	LAST MONTH Guar-antee	THIS MONTH BALANCE Highest	THIS MONTH BALANCE Lowest	THIS MONTH BALANCE End of this Month	THIS MONTH Duration	THIS MONTH Rate %	THIS MONTH Guar-antee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
TOTAL	8,509	8,509	8,509				8,509	8,509	8,509			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2002.12 is USD 153,614 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of Aug., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	LAST MONTH BALANCE Lowest	LAST MONTH BALANCE End of this Month	LAST MONTH Duration	LAST MONTH Rate %	LAST MONTH Guar-antee	THIS MONTH BALANCE Highest	THIS MONTH BALANCE Lowest	THIS MONTH BALANCE End of this Month	THIS MONTH Duration	THIS MONTH Rate %	THIS MONTH Guar-antee
Nella Ltd.	3,607	3,602	3,602		None	None	3,602	3,602	3,602		None	None
TOTAL	3,607	3,602	3,602				3,602	3,602	3,602			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2002.12 is USD (1,199) thousands

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Balance of Third-party Loan of Aug., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	LAST MONTH BALANCE Lowest	LAST MONTH BALANCE End of this Month	LAST MONTH Duration	LAST MONTH Rate %	LAST MONTH Guar-antee	THIS MONTH BALANCE Highest	THIS MONTH BALANCE Lowest	THIS MONTH BALANCE End of this Month	THIS MONTH Duration	THIS MONTH Rate %	THIS MONTH Guar-antee
Hong Kong Presidnet Holdings Co., Ltd.	-	-	-	One Year	None	None	-	-	-	One Year	None	None
Kai Yu (BVI) Investment Co., Ltd.	550	550	550		None	None	550	550	550		None	None
TOTAL	550	550	550				550	550	550			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2002.12 is USD 79,657 thousands

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of Aug., 2003

Unit: CAD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Tuo Gen Enterprises (Originally named "Tu Heh")	1,220	1,220	1,220	3 Years	0~7.06%	Yes	1,220	1,220	1,220	3 Years	0~7.06%	Yes
TOTAL	1,220	1,220	1,220				1,220	1,220	1,220			

Notes : 1. Limit of third-party loan amounts : CAD 20 million
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10 million
3. Equity amounts: at the year ended 2002.12 is CAD8,458 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of Aug., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
President East Co.	200	200	200	Demand Loan	5%		200	200	200	Demand Loan	5%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	240	240	240				240	240	240			

Notes : 1. Limit of third-party loan amounts : USD 4 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3 million
3. Equity amounts: at the year ended 2002.12 is USD 11,051 thousands

NELLA LIMITED
Balance of Third-party Loan of Aug., 2003

Unit: HKD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Prospect Top Developments Ltd.	25,493	25,493	25,493			None	25,493	25,493	25,493			None
Tunnel Ltd.	78	78	78			None	78	78	78			None
Tunnel88	1,669	1,669	1,669			None	1,669	1,669	1,669			None
TOTAL	27,240	27,240	27,240				27,240	27,240	27,240			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2002.12 is HKD (15,360) thousands

RFM PRESIDENT ENTERPRISES CORP.
Balance of Third-party Loan of Aug., 2003

Unit: PESO 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
RFM President Land Corp.	45,650	45,650	45,650	5 years	7%	None	45,650	45,650	45,650	5 years	7%	None
TOTAL	45,650	45,650	45,650				45,650	45,650	45,650			

Notes : 1. Limit of third-party loan amounts : 40% of the company's net worth
2. Limit of third-party loan amounts offered solely to an enterprise: PESO 80 millions
3. Equity amounts: at the year ended 2002.12 is PESO 234,102 thousands

KAI YU (BVI) INVESTMENT CO., LTD.
Balance of Third-party Loan of Aug., 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Cayman President Holdings Ltd.	8,950	-	8,950	03/08/13		None	8,950	8,950	8,950	03/08/13		None
TOTAL	8,950	0	8,950				8,950	8,950	8,950			

Notes : 1. Limit of third-party loan amounts : USD 11 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 10 million
3. Equity amounts: at the year ended 2002.12 is USD27,534 thousands

PRESIDENT INTERNATIONAL DEVELOPMENT CORP.
Balance of Third-party Loan of Aug., 2003

Unit: NTD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Presitex Co., Ltd.	50,000	43,500	43,500				43,500	-	-			
President Fair Development Corp.	401,000	400,000	400,000				405,000	400,000	405,000			
President Medical Technologies Corp.	-	-	-				75,000	-	75,000			
TOTAL	451,000	443,500	443,500				523,500	400,000	480,000			

Notes : 1. Limit of third-party loan amounts : 40% of the company's net worth
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 500~1,000 millions
3. Equity amounts: at the year ended 2002.12 is NTD 13,041,578 thousands

UNI-PRESIDENT DREAM PARK CORP.
Balance of Third-party Loan of Aug., 2003

Unit: NTD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Uni-OAO Travel Service Corp.	2,500	2,000	2,500			None	4,000	2,500	4,000			None
TOTAL	2,500	2,000	2,500				4,000	2,500	4,000			

Notes : 1. Limit of third-party loan amounts : NTD 14 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 10 million
3. Equity amounts: at the year ended 2002.12 is NTD 35,345 thousands

PRESIDENT LIFE SCIENCES CO., LTD.
Balance of Third-party Loan of Aug., 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Aura Oncology Systems, Inc.	1,000	1,000	1,000	1 year		None	1,000	1,000	1,000	1 year		None
A-Spine Holding Group Corp.	2,000	2,000	2,000	1 year		None	2,000	2,000	2,000	1 year		None
TOTAL	3,000	3,000	3,000				3,000	3,000	3,000			

Notes : 1. Limit of third-party loan amounts : USD 10 millions
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3 millions
3. Equity amounts: at the year ended 2002.12 is USD 15,067 thousands

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in Sep., 2003

Date: Oct. 9, 2003

Changes in Creation and Release of Pledges: none

Acquisitions and disposals of Common Shares

		Number of Common Shares Held				
Title	Name	the date of Appointment	Aug., 2003 Ending	+/- in this month	Sep., 2003 Ending	Note

None

UNI-PRESIDENT ENTERPRISES CORP.
Public announcement of Sep., 2003
Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000

	2003	2002	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
Sep.	3,629,057	3,158,088	470,969	14.91
Jan. - Sep.	31,656,017	29,190,831	2,465,186	8.45
Operating Revenue:				
Sep.	3,281,964	2,881,920	400,044	13.88
Jan. - Sep.	28,433,762	26,141,315	2,292,447	8.77

Loan to other party:	The Company	Subsidiaries
This month:	0	1,435,830
Last month:	0	1,762,154
Limit of loan to third-party:	16,358,106	17,589,836

	Increased/ Decreased Amount	Balance for the Month Ended	Limit of Endorsement Amount
Endorsement Amount			
The Company:	-266,307	24,028,975	40,895,266
Subsidiaries:	4,803	1,872,463	18,479,129
Endorsement with Subsidiaries			
The Company to Subsidiaries:	-	23,178,966	-
Subsidiaries to The Company:	-	4,000	-
Endorsement for Corp. in PRC			
The Company to Corp. in PRC	0	0	-
Subsidiaries to Corp. in PRC	-85,415	933,510	-

UNI-PRESIDENT ENTERPRISES CORP.
Itemized Report on the Amount of Operating Revenue of Sep., 2003

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	969,066,000	
(2)	Animal Feeds & Commodity	759,499,000	
(3)	Beverages	583,042,000	
(4)	Instant Noodles & Frozen Foods	359,718,000	
(5)	Edible Oil	277,854,000	
(6)	Bakery Products	230,052,000	
(7)	Soy sauce & Meats	170,200,000	
(8)	Flour	85,492,000	
(9)	Healthy Foods	35,214,000	
(10)	Import Goods	12,290,000	
Others	Others	32,683,000	
minus:	Sales Discount & Return Allowance	233,146,000	
TOTAL	Total Operating Revenue	3,281,964,000	

Notes : Items are listed by descending order of monthly amount, except the others and "minus" item.

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of Sep., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	3,400
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	9

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Public Announcement of Sep., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,363
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	14

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of Sep., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	666
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[2], [4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-108

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of Sep., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	2,534
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-39

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of Sep., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	7
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[3]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	0

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of Sep., 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	7,326	7,326	7,326			None	7,326	7,326	7,326			None
TOTAL	7,326	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 12.45 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 10 million
3. Equity amounts: at the year ended 2002.12 is USD 31,115 thousands

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of Sep., 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
PRCC LLC	-	-	-				1,250	-	1,250			**
TOTAL	8,509	8,509	8,509				9,759	8,509	9,759			

** Common Stocks of Sand Point Design Inc.
Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2002.12 is USD 153,614 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of Sep., 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Nella Ltd.	3,602	3,602	3,602		None	None	3,602	3,602	3,602		None	None
TOTAL	3,602	3,602	3,602				3,602	3,602	3,602			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2002.12 is USD (1,199) thousands

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Balance of Third-party Loan of Sep., 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Hong Kong Presidnet Holdings Co., Ltd.	-	-	-	One Year	None	None	-	-	-	One Year	None	None
Kai Yu (BVI) Investment Co., Ltd.	550	550	550		None	None	550	550	550		None	None
Cayman President Holdings Ltd.	-	-	-				1,350	0	1,350		None	None
TOTAL	550	550	550				1,900	550	1,900			

Notes : 1. Limit of third-party loan amounts : USD 47.79 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 45 million
3. Equity amounts: at the year ended 2002.12 is USD 79,657 thousands

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of Sep., 2003

Unit: CAD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Tuo Gen Enterprises (Originally named "Tu Heh")	1,220	1,220	1,220	3 Years	0~7.06%	Yes	1,220	1,220	1,220	3 Years	0~7.06%	Yes
TOTAL	1,220	1,220	1,220				1,220	1,220	1,220			

Notes : 1. Limit of third-party loan amounts : CAD 20 million
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10 million
3. Equity amounts: at the year ended 2002.12 is CAD8,458 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of Sep., 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
President East Co.	200	200	200	Demand Loan	5%		200	200	200	Demand Loan	5%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	240	240	240				240	240	240			

Notes : 1. Limit of third-party loan amounts : USD 4 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3 million
3. Equity amounts: at the year ended 2002.12 is USD 11,051 thousands

NELLA LIMITED
Balance of Third-party Loan of Sep., 2003

Unit: HKD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	25,493	25,493	25,493			None	25,493	25,493	25,493			None
Tunnel Ltd.	78	78	78			None	78	78	78			None
Tunnel88	1,669	1,669	1,669			None	1,669	1,669	1,669			None
TOTAL	27,240	27,240	27,240				27,240	27,240	27,240			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2002.12 is HKD (15,360) thousands

RFM PRESIDENT ENTERPRISES CORP.
Balance of Third-party Loan of Sep., 2003

Unit: PESO 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
RFM President Land Corp.	45,650	45,650	45,650	5 years	7%	None	45,650	45,650	45,650	5 years	7%	None
TOTAL	45,650	45,650	45,650				45,650	45,650	45,650			

Notes : 1. Limit of third-party loan amounts : 40% of the company's net worth
2. Limit of third-party loan amounts offered solely to an enterprise: PESO 80 millions
3. Equity amounts: at the year ended 2002.12 is PESO 234,102 thousands

KAI YU (BVI) INVESTMENT CO., LTD.
Balance of Third-party Loan of Sep., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Cayman President Holdings Ltd.	8,950	-	8,950			None	8,950	8,950	8,950			None
TOTAL	8,950	0	8,950				8,950	8,950	8,950			

Notes : 1. Limit of third-party loan amounts : USD 11 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 10 million
3. Equity amounts: at the year ended 2002.12 is USD27,534 thousands

PRESIDENT INTERNATIONAL DEVELOPMENT CORP.
Balance of Third-party Loan of Sep., 2003

Unit: NTD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Presitex Co., Ltd.	43,500	-	-				-	-	-			
President Fair Development Corp.	405,000	400,000	405,000				405,000	-	-			
President Medical Technologies Corp.	75,000	-	75,000				75,000	75,000	75,000			
TOTAL	523,500	400,000	480,000				480,000	75,000	75,000			

Notes : 1. Limit of third-party loan amounts : 40% of the company's net worth
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 500~1,000 millions
3. Equity amounts: at the year ended 2002.12 is NTD 13,041,578 thousands

UNI-PRESIDENT DREAM PARK CORP.
Balance of Third-party Loan of Sep., 2003

Unit: NTD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Uni-OAO Travel Service Corp.	4,000	2,500	4,000			None	4,000	4,000	4,000			None
TOTAL	4,000	2,500	4,000				4,000	4,000	4,000			

Notes : 1. Limit of third-party loan amounts : NTD 13.74 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 10 million
3. Equity amounts: at the year ended 2002.12 is NTD 35,345 thousands

PRESIDENT LIFE SCIENCES CO., LTD.
Balance of Third-party Loan of Sep., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Aura Oncology Systems, Inc.	1,000	1,000	1,000	1 year		None	1,000	1,000	1,000	1 year		None
A-Spine Holding Group Corp.	2,000	2,000	2,000	1 year		None	2,000	2,000	2,000	1 year		None
TOTAL	3,000	3,000	3,000				3,000	3,000	3,000			

Notes : 1. Limit of third-party loan amounts : USD 10 millions
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3 millions
3. Equity amounts: at the year ended 2002.12 is USD 15,067 thousands

03 OCT 27 7:21

Today's Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

Announcement Date	Time	Subject	
2003/07/01	13:39:27	Change spoksperson	More>>
2003/07/01	08:42:03	Announcing subsidiary-"Kai Yu(BVI) Investment Co.,Ltd Development Corp." diaposals shares of President Coffee(cayman) Holdings Ltd	More>>
2003/07/04	14:11:28	Declareing the fourth time repurchase of own shares period has expired	More>>
2003/07/07	15:26:20	Declaring subsidiary-"President International Development Corp." disposals home run bond fund of PITC	More>>

Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	2	Date of announcement	2003/07/01	Time of announcement	13:39:27
Subject	Change spoksperson				
Date of events	2003/07/01	To which item it meets	article 2 paragraph 8		

Statement

1.Changed personnel (please enter: " spokesperson," " acting spokesperson," " financial officer," " research and development officer"):spokesperson
2.Date of occurrence of the change:2003/07/01
3.Name, title, and resume of the replaced person:Mr.Lin,Lung-Yi, Originally EVP,Promote President on 2003/07/01
4.Name, title, and resume of the replacement:Mr.Lo.Chih Hsien, Originally VP,Promote EVP on 2003/07/01
5.Reason for the change:Change Duty
6.Effective date:2003/07/01
7.Contact telephone number of the replacement:(06)25322121
8.Any other matters that need to be specified:NA

Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	1	Date of announcement	2003/07/01	Time of announcement	08:42:03
Subject	Announcing subsidiary-"Kai Yu(BVI) Investment Co.,Ltd Development Corp." diaposals shares of President Coffee(cayman) Holdings Ltd				
Date of events	2003/06/30	To which item it meets	article 2 paragraph 20		

Statement

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Shares of President Coffee(cayman) Holdings Ltd.
2.Date of occurrence of the event:2003/06/30
3.Volume, unit price, and total monetary amount of the transaction: 1,500,000 shares,US$7.8901 per share, toatal US$11,835,162
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Starbucks Coffee International ,Inc.;relationship:no
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person' s relationship to the company at those times:not applicable
7.Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced):not applicable
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Anticipated profit:US$ 10,831,878
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: all delivery one time
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:Negotiation; decision-making by the board of directors
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): 1,200,000 shares;amount is US$ 802,627;shareholding percentage:20%
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: to total assets ratio is 113.9%;shareholders ratio is 500.7% operational capital is US$-12,463,173
13.Broker and broker's fee:none
14.Concrete purpose or use of the acquisition or disposition: Disposals Lhort-term investment
15.Net worth per share of company underlying securities acquired or disposed of:US$0.6094

16.Do the directors have any objection to the present transaction?:none
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:none
18.Any other matters that need to be specified:none

Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	1	Date of announcement	2003/07/04	Time of announcement	14:11:28
Subject	Declareing the fourth time repurchase of own shares period has expired				
Date of events	2003/07/04	To which item it meets	article 2 paragraph 35		

Statement

1.Originally determined ceiling on total monetary amount of the share repurchase:NT$5,105,023,000
2.Original scheduled period for the repurchase:2003/05/05~2003/07/04
3.Originally determined number of shares to be repurchased: 100,000,000 shares
4.Originally determined type of shares to be repurchased:common stock
5.Originally determined repurchase price range:between NT$11.0 and NT7.04 per shares
6.Date of expiry of the repurchase period or completion of the repurchase:2003/07/04
7.Number of shares repurchased:15,511,000 shares
8.Type of shares repurchased:common stock
9.Total monetary amount of shares repurchased:NT$153,199,300
10.Average repurchase price per share:NT$9.88
11.Cumulative number of own shares held:29,289,000 shares
12.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company's issued shares:0.855%
13.Reason for non-completion of the share repurchase at expiry of the repurchase period:During repurchase period,the market price has been stable and also we consider to assure our stockholders' equity
14.Any other matters that need to be specified:NA

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SEQ_NO	1	Date of announcement	2003/07/07	Time of announcement	15:26:20
Subject	Declaring subsidiary-"President International Development Corp." disposals home run bond fund of PITC				
Date of events	2003/07/07	To which item it meets	article 2 paragraph 20		

Statement

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):home run bond fund of PITC
2.Date of occurrence of the event:2003/06/23~2003/07/07
3.Volume, unit price, and total monetary amount of the transaction: 23,623,243.9units,NT$13.3265~13.3374 per unit, toatal NT$315,000,002
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):PITC
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person' s relationship to the company at those times: not applicable
7.Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced):not applicable
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):profit NT$106,420
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:all delivey one time
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:transaction base on net value; decision-making by the board of directors
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): 1,101,495.3 units;amount is NT$ 14,676,793 and no restriction
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: to total assets ratio is 90.02%;shareholders ratio is 139.33% operational capital is NT$-2,071,100 thousands
13.Broker and broker's fee:NA
14.Concrete purpose or use of the acquisition or disposition: short-term investment
15.Net worth per share of company underlying securities acquired or disposed of:not applicable
16.Do the directors have any objection to the present transaction?:none
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:none

18.Any other matters that need to be specified:none

Today's Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

Announcement Date	Time	Subject	
2003/08/20	16:01:47	About PEC's shareholding in GCB, which will become 100% subsidiary of CHINATRUST FINANCIAL HOLDING COMPANY LTD.	More>>
2003/08/21	15:45:11	About the cooperation between PEC and Calpis Co Ltd. reported on newspaper	More>>
2003/08/22	08:36:41	PEC's board of directors resolve to reduce capital of treasury stock	More>>
2003/08/22	08:33:43	Declaring the related information of our company's investment in mainland China	More>>
2003/08/22	08:31:47	The board of directors resolve to issue exchangeable bonds	More>>
2003/08/25	17:06:41	Correct the related information of our company's investment in mainland China about total monetary on 2003/08/21	More>>
2003/08/28	16:58:34	PEC's semiyearly audit report of 2003 issuanced by CPA of an audit report contains other than an unqualified opinion	More>>

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SEQ_NO	3	Date of announcement	2003/08/20	Time of announcement	16:01:47
Subject	About PEC's shareholding in GCB, which will become 100% subsidiary of CHINATRUST FINANCIAL HOLDING COMPANY LTD.				
Date of events	2003/08/20	To which item it meets	article 2 paragraph 46		
Statement	1.Date of occurrence of the event:2003/08/20 2.Cause of occurrence:GCB held a special shareholders'meeting on 2003/08/20, where the shareholders approve that GCB converts to CFHC's 100% subsidiary by exchanging common shares.The transfer ratio is one share of GCB will be converted to 0.633 common shares and 0.254 preferred shares of CFHC. The provisory convertion date is before 2003/12/31. 3.Countermeasures:PEC holds 80,033,665 shares of GCB, and they will be coverted to 20,328,548 common shares and 50,661,304 preferred shares of CFHC.Because the convertion contract covenants the issued period of preferred shares is 6 months, CFHC will retire the preferred shares with issued price, NTS10,per share on the mature date. According GAAP, PEC will account anticipated profit NT$0.15 billions on the convetion date. 4.Any other matters that need to be specified:NA				

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SEQ_NO	1	Date of announcement	2003/08/21	Time of announcement	15:45:11
Subject	About the cooperation between PEC and Calpis Co Ltd. reported on newspaper				
Date of events	2003/08/21	To which item it meets	article 2 paragraph 10		

Statement

1.Date of occurrence of the event:2003/08/21
2.Counterparty to the contract:Calpis CO Ltd.
3.Relationship to the Company:no relationship
4.Starting and ending dates or rescission date :2003/08/20~2008/12/31
5.Major content (not applicable where rescinded):Calpis Co Ltd. authorize PEC to use its product trademark and technnology, and provide basic raw material. PEC take charge to produce and promote products.
6.Restrictive covenants (not applicable where rescinded):Non
7.Effect on company finances and business (not applicable where rescinded): Expect to sale 100 thousand cartons in the first year and 400 thousand cartons with NT$0.2 billion in the year of 2005,
8.Concrete purpose/objective (not applicable where rescinded): Corporate to enter the fermented-milk beverage market,and intend to get into mainland-china market together.
9.Any other matters that need to be specified:NA

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SEQ_NO	3	Date of announcement	2003/08/22	Time of announcement	08:36:41
Subject	PEC's board of directors resolve to reduce capital of treasury stock				
Date of events	2003/08/21	To which item it meets	article 2 paragraph 11		
Statement	1.Date of the board of directors resolution:2003/08/21 2.Reason for the capital reduction:annul capital of treasury stock(repurchase our company's stock) 3.Amount of the capital reduction:NT$292,890,000 4.Cancelled shares:29,289,000 shares 5.Capital reduction ratio:0.855% 6.Paid-in capital after the capital reduction:NT$33,950,978,000 7.Scheduled date of the shareholders' meeting:not applicable 8.Any other matters that need to be specified:Annulment date of treasury stock is 2003/09/30				

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SEQ_NO	2	Date of announcement	2003/08/22	Time of announcement	08:33:43
Subject	Declaring the related information of our company's investment in mainland China				
Date of events	2003/08/21	To which item it meets	article 2 paragraph 20		

Statement

1.Date of occurrence of the event:2003/08/21
2.Method of the present increase (decrease) in investment:invest companies in mainland China via reinvesting affiliates located in third country
3.Transaction volume, price per unit, and total monetary amount of the transaction:not applicable
4.Company name of the invested mainland Chinese company: Guangzhou President Healthy Food Technology Co.,Ltd.
5.Paid-in capital of said invested mainland Chinese company: 0 U.S dollars
6.Amount of new capital increment currently planned by said invested mainland Chinese company: 3.5 million U.S dollars
7.Main business items of said invested mainland Chinese company:Manufacturing
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year:not applicable
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year:not applicable
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year:not applicable(new company)
11.Amount of actual investment to date in said invested mainland Chinese company:not applicable
12.Counterparty to the transaction and its relationship to the Company:not applicable
13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: not applicable
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times:not applicable
15.Gain (or loss) on disposal:not applicable
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:not applicable
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:not applicable
18.Broker:not applicable
19.Concrete purpose of the acquisition or disposal:not applicable
20.Do the directors have any objection to the present transaction?: None
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date:358.44 million u.s dollars
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital

on the financial statement for the most recent period:36.32%
23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:17.74%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders' equity on the financial statement for the most recent period: 30.00%
25.Total amount of actual investment in the mainland China area to date:344.91 million U.S dollars
26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period:34.95%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period:17.07%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders' equity on the financial statement for the most recent period:28.87%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: (2000) NET INCOME23,899,734 U.S dollars；(2001) NET INCOME 11,860,195 U.S dollars；(2002) NET INCOME 8,851,516 U.S dollars
30.Amount of profit remitted back to Taiwan for the most recent three fiscal years:(2000)0；(2001)0; (2002)0
31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:not applicable
32.Any other matters that need to be specified:NONE

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SEQ_NO	1	Date of announcement	2003/08/22	Time of announcement	08:31:47
Subject	The board of directors resolve to issue exchangeable bonds				
Date of events	2003/08/21	To which item it meets	article 2 paragraph 11		

Statement

1.Date of the board of directors resolution: 2003/08/21
2.Name 【__nth issue of (secured, unsecured) corporate bonds of ___ Co.】: Second issue of unsecured exchangeable bonds of Uni-President Enterprises Corp.
3.Total amount of the issue: No more than US 100 Million
4.Face value:to be announced
5.Issue price:to be announced
6.Issue period:5 years
7.Issue coupon/interest rate:to be announced
8.Types, names, monetary amounts of security or collateral and stipulations thereupon: not applicable
9.Use of the funds raised by the offering and utilization plan: The procurement of raw materials.
10.Underwriting method:to be announced
11.Trustees for the bonds:to be announced
12.Underwriter or distributing agent institution:to be announced
13.Guarantor(s) for the issue:not applicable
14.Institution serving as agent for payment of the principal and interest: to be announced
15.Certifying institution:to be announced
16.Where convertible into shares, the rules for conversion:not applicable
17.Resale conditions:to be announced
18.Repurchase conditions:to be announced
19.The record date for share conversion, if conversion, exchange, or subscription rights are attached:to be announced
20.Possible dilution of equity, if conversion, exchange, or subscription rights are attached:not applicable
21.Any other matters that need to be specified:NA

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SEQ_NO	1	Date of announcement	2003/08/25	Time of announcement	17:06:41
Subject	Correct the related information of our company's investment in mainland China about total monetary on 2003/08/21				
Date of events	2003/08/21	To which item it meets	article 2 paragraph 20		

Statement

1.Date of occurrence of the event:2003/08/21
2.Method of the present increase (decrease) in investment:invest companies in mainland China via reinvesting affiliates located in third country
3.Transaction volume, price per unit, and total monetary amount of the transaction:total monetary is US 3.5 millions
4.Company name of the invested mainland Chinese company: Guangzhou President Healthy Food Technology Co.,Ltd.
5.Paid-in capital of said invested mainland Chinese company: 0 U.S dollars
6.Amount of new capital increment currently planned by said invested mainland Chinese company: 3.5 million U.S dollars
7.Main business items of said invested mainland Chinese company:Manufacturing
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year:not applicable
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year:not applicable
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year:not applicable(new company)
11.Amount of actual investment to date in said invested mainland Chinese company:not applicable
12.Counterparty to the transaction and its relationship to the Company:not applicable
13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: not applicable
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times:not applicable
15.Gain (or loss) on disposal:not applicable
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:not applicable
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:not applicable
18.Broker:not applicable
19.Concrete purpose of the acquisition or disposal:not applicable
20.Do the directors have any objection to the present transaction?: None
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date:358.44 million u.s dollars
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved

by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period:36.32%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:17.74%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders' equity on the financial statement for the most recent period: 30.00%

25.Total amount of actual investment in the mainland China area to date:344.91 million U.S dollars

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period:34.95%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period:17.07%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders' equity on the financial statement for the most recent period:28.87%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: (2000) NET INCOME23,899,734 U.S dollars；(2001) NET INCOME 11,860,195 U.S dollars；(2002) NET INCOME 8,851,516 U.S dollars

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years:(2000)0；(2001)0; (2002)0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:not applicable

32.Any other matters that need to be specified:NONE

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SEQ_NO	1	Date of announcement	2003/08/28	Time of announcement	16:58:34
Subject	PEC's semiyearly audit report of 2003 issuanced by CPA of an audit report contains other than an unqualified opinion				
Date of events	2003/08/28	To which item it meets	article 2 paragraph 30		

Statement

1.Date of occurrence of the event:2003/08/28
2.Full text of the CPA audit opinion:
We have audited the accompanying balance sheet of Uni-President Enterprises Corp. as of June 30, 2003 and 2002, and the related statements of income, of changes in stockholders' equity and of cash flows for the six-month periods then ended. These financial statements are the responsibility of the Company' s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain long-term investments accounted for under the equity method, which statements reflected total balance of $8,055,446,000 and $7,787,783,000 as of June 30, 2003 and 2002, respectively , and net investment income and loss in the amount of $139,883,000 and $204,326,000 for the six-month periods then ended, respectively. These statements, including Ton-Yi Industrial Corp. etc., were audited by other auditors whose reports thereon have been furnished to us, and our opinion herein, insofar as it relates to the amounts included for these long-term investments is based solely upon the reports of other auditors.

Except as discussed in the following paragraph, we conducted our audits in accordance with the "Rules Governing Examination of Financial Statements by Certified Public Accountants" and generally accepted auditing standards in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

We were unable to obtain the audited financial statements supporting the Company' s investments in subsidiaries accounted for under the equity method, which statements reflected total debit balance of $21,188,474,000 and $23,628,490,000 and total negative balance of $6,821,000 and $1,606,000 as of June 30, 2003 and 2002, respectively, or their equities in earnings of $182,606,000 and $149,654,000, these subsidiaries which are included in net income for the six months then ended as described in Note 4(6) to the financial statements, nor were we able to satisfy ourselves as to the carrying value of the investments or the equities in their earnings by other auditing procedures.

In our opinion, base upon our audits and the reports of other auditors, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the investments in the subsidiaries, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Uni-President Enterprises Corp. as of June 30, 2003 and 2002, and the results of its operations and its cash flow for the six-month periods then ended,

in conformity with the "Rules Governing the Preparation of Financial Statements of Securities Issuers" and generally accepted accounting principles in the Republic of China.

As described in Note 3 to the financial statements, effective 2002, the Company changed its method of accounting of certain inventory costs from the first in, first out method to the weighted average method. The net cumulative effect of the change in accounting principle was to increase the net income by $7,810,000 for the six-month period ended June 30, 2002. Effective January 1, 2002, the Company also adopted FAS No. 30 " Accounting for Treasury Stock" under which the parent company' s stock held by its subsidiaries is accounted for as treasury stock. As a result of this change in the method of accounting of treasury stock, total assets and total stockholders' equity were decreased by $177,723,000 and $40,138,000, respectively, as of June 30, 2002, and net income was decreased by $137,585,000 for the six months then ended.

3.Any other matters that need to be specified:NA

UNI-PRESIDENT ENTERPRISES CORP.
FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS
JUNE 30, 2003 AND 2002

These English financial statements and report of independent accountants were translated from the financial statements and report of independent accountants originally prepared in Chinese.

PRICEWATERHOUSECOOPERS

資誠會計師事務所

高雄市新興區民族二路95號22樓
22/F 95 Mintzu 2 Rd., Kaohsiung
Taiwan, Republic of China
Tel :(07) 237-3116
Fax:(07) 236-5631

REPORT OF INDEPENDENT ACCOUNTANTS

(03)P12D.30708

To Uni-President Enterprises Corp.

We have audited the accompanying balance sheets of Uni-President Enterprises Corp. as of June 30, 2003 and 2002, and the related statements of income, of changes in stockholders' equity and of cash flows for the six-month periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain long-term investments accounted for under the equity method, which statements reflected a total investment balance of $8,055,446,000 and $7,787,783,000 as of June 30, 2003 and 2002, respectively, and net investment income (loss) in the amount of $139,883,000 and ($204,326,000) for the six-month periods then ended, respectively. These statements, including Ton-Yi Industrial Corp. et all, were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for these long-term investments, is based solely upon the reports of other auditors.

Except as discussed in the following paragraph, we conducted our audits in accordance with the "Rules Governing Examination of Financial Statements by Certified Public Accountants" and generally accepted auditing standards in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

We were unable to obtain the audited financial statements supporting the Company's investments in certain subsidiaries, accounted for under the equity method, with a total investment balance of $21,188,474,000 and $23,628,490,000 and a total negative investment other liability balance of $6,821,000 and $1,606,000 as of June 30, 2003 and 2002, respectively, and equities in earnings of $182,606,000 and $149,654,000 for the six-month periods then ended, respectively.

PRICEWATERHOUSECOOPERS

In our opinion, based on our audits and the reports of other auditors, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the investments in the subsidiaries as described in the proceeding paragraph, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Uni-President Enterprises Corp. as of June 30, 2003 and 2002, and the results of its operations and its cash flow for the six-month periods then ended, in conformity with the "Rules Governing the Preparation of Financial Statements of Securities Issuers" and generally accepted accounting principles in the Republic of China.

As described in Note 3 to the financial statements, effective January 1, 2002, the Company changed its method of accounting of certain inventory costs from the first in, first out method to the weighted average method. The net cumulative effect of the change in accounting principle was to increase the net income by $7,810,000 for the six-month periods ended June 30, 2002. Effective January 1, 2002, the Company also adopted FAS No. 30 "Accounting for Treasury Stock" under which the parent company's stock held by its subsidiaries is accounted for as treasury stock. As a result of this change in the method of accounting of treasury stock, total assets and total stockholders' equity were decreased by $177,723,000 and $40,138,000, respectively, as of June 30, 2002, and net income was decreased by $137,585,000 for the six-month periods then ended.

August 15, 2003

PricewaterhouseCoopers

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying financial statements and report of the independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

UNI-PRESIDENT ENTERPRISES CORP.
BALANCE SHEETS
JUNE 30,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

ASSETS	2003	2002
Current Assets		
Cash and cash equivalents (Note 4(1))	$ 248,863	$ 112,824
Short-term investments (Note 4(2))	—	8,000
Notes receivable (Notes 4(3) and 5)	747,875	738,361
Accounts receivable-third parties (Note 4(4))	830,208	1,137,403
Accounts receivable-related parties (Note 5)	2 955,511	3,272,338
Other receivables-third parties	244,500	187,398
Other receivables-related parties (Note 5)	97,734	126,424
Inventories (Notes 3 and 4(5))	2,700,881	2,140,215
Prepayments	271,021	285,786
Deferred income taxes (Note 4(22))	249,432	242,276
	8,346,025	8,251,025
Long-term Investments (Notes 3, 4(6), and 5)		
Long-term investments-equity method	40,522,398	42,912,340
Long-term investments-cost method	7,359,919	4,618,908
	47,882,317	47,531,248
Property, Plant and Equipment (Notes 4(7), 5 and 6)		
Cost:		
Land	3,402,777	3,402,227
Buildings	3,599,261	3,556,395
Machinery and equipment	7,934,466	7,590,460
Storage facilities	166,439	165,514
Electrical installations	415,337	399,237
Transportation equipment	122,337	132,788
Furniture and fixtures	2,109,569	2,166,366
Leased property	254,440	254,440
Leasehold improvements	131,060	133,741
Other equipment	3,106,769	2,970,954
Revaluation increment	2,437,969	2,445,154
Cost and revaluation	23,680,424	23,217,276
Less: Accumulated depreciation	(10,596,198)	(9,876,368)
Construction in progress and advances to suppliers	1,159,684	736,512
	14,243,910	14,077,420
Intangible Assets		
Deferred pension cost (Note 4(16))	377,006	349,260
Other Assets		
Assets held for lease (Notes 4(8) and 6)	699,601	718,987
Idle assets (Notes 4(9) and 6)	294,011	306,203
Guaranteed deposits	83,099	85,457
Deferred expenses (Note 4(10))	202,779	255,250
Long-term receivables (Note 4(11))	23,179	32,857
Deferred income taxes (Note 4(22))	60,931	257,335
Other (Note 4(7))	64,603	62,603
	1,428,203	1,718,692
TOTAL ASSETS	$ 72,277,461	$ 71,927,645

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP.
BALANCE SHEETS (CONTINUED)
JUNE 30,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
Current Liabilities		
Short-term loans (Note 4(12))	$ 1,620,187	$ 1,051,505
Commercial paper payable (Note 4(13))	1,299,248	1,419,268
Notes payable	4,154	6,857
Accounts payable- third parties	1,582,281	1,333,841
Accounts payable-related parties (Note 5)	234,839	232,805
Income tax payable (Note 4(22))	3,326	26,167
Accrued expenses (Note 5)	1,362,298	1,410,007
Other payables	1,443,057	2,260,435
Current portion of long-term liabilities (Note 4(15))	300,000	175,000
Other (Note 4(7))	31,903	32,287
	7,881,293	7,948,172
Long-term Liabilities		
Bonds payable (Note 4(14))	1,800,000	–
Long-term loans (Note 4(15))	19,096,862	21,925,791
Long-term payables	14,000	–
Liabilities under capital lease (Note 4(7))	158,079	171,707
	21,068,941	22,097,498
Other Reserves		
Provision for land-value incremental tax (Note 4(7))	1,291,803	1,291,803
Other Liabilities		
Provision for retirement plan (Note 4(16))	1,060,351	523,190
Customers' deposits	72,986	63,936
Other (Note 4(6))	6,821	1,606
	1,140,158	588,732
TOTAL LIABILITIES	31,382,195	31,926,205
Stockholders' Equity		
Common stock (Notes 1 and 4(17))	34,243,868	33,419,862
Stock dividends declared (Note 4(17))	–	1,002,596
Capital reserve (Notes 3, 4(7) and 4(18))		
Transactions in treasury stock	125,751	123,453
Asset revaluation	452,131	452,131
Donated capital	228	228
Long-term investments	390,577	273,355
Retained earnings (Notes 4(17), 4(18) and 4(19)		
Legal reserve	4,685,613	4,518,723
Special earnings reserve	476,505	168,156
Unappropriated earnings	1,484,186	645,418
Other adjustments to stockholders' equity		
Unrealized loss on long-term investments	(148,919)	(107,959)
Cumulative translation adjustment	(87,740)	(270,339)
Unrecognized pension cost	(409,850)	(8,616)
Treasury stock (Notes 3, 4(6) and 4(20))	(317,084)	(215,568)
TOTAL STOCKHOLDERS' EQUITY	40,895,266	40,001,440
Contingent Liabilities and Commitments (Notes 5 and 7)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 72,277,461	$ 71,927,645

The accompanying notes are an integral part of these financial statements.
Please refer to the audit report dated August 15, 2003.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF INCOME
SIX MONTH PERIODS ENDED JUNE 30,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS EXCEPT FOR EARNINGS PER SHARE)

	2003	2002
Operating revenues (Note 5)		
Gross sales	$ 18,991,396	$ 17,143,107
Less: Sales returns	(89,075)	(71,800)
Sales allowances	(1,093,290)	(898,985)
	17,809,031	16,172,322
Other	296,487	409,701
	18,105,518	16,582,023
Operating costs (Notes 4(21) and 5)		
Cost of goods sold	(13,993,537)	(12,272,540)
Other	(256,744)	(324,837)
	(14,250,281)	(12,597,377)
Gross profit	3,855,237	3,984,646
Operating expenses (Notes 4(21) and 5)		
Selling expenses	(2,626,870)	(2,606,586)
Administrative and general expenses	(891,074)	(846,467)
Research and development expenses	(152,338)	(139,912)
	(3,670,282)	(3,592,965)
Operating income	184,955	391,681
Other income		
Interest income	240	630
Income from investments accounted for under the equity method (Note 4(6))	1,150,794	98,424
Income from investments	87,594	112,332
Gain on disposal of property, plant and equipment (Note 5)	9,308	7,284
Gain on sale of investments	3,605	—
Gain on foreign currency transactions	6,848	2,448
Rental income (Notes 4(8) and 5)	156,522	174,455
Reversal of short – term investments decline in market value	—	5,109
Other (Note 5)	437,788	463,795
	1,852,699	864,477
Other expenses		
Interest expense (Note 4(7))	(268,544)	(512,356)
Loss on disposal of property, plant and equipment (Note 5)	(3,699)	(32,873)
Loss on sale of investments	—	(24,770)
Expenditure for issuance of commercial paper	(11,243)	(3,430)
Shutdown loss	(49,092)	(39,825)
Other	(241,415)	(278,678)
	(573,993)	(891,932)
Income before income tax	1,463,661	364,226
Income tax expense (Note 4(22))	(18,594)	(27,981)
Income before extraordinary items and cumulative effect of changes in accounting principle	1,445,067	336,245
Cumulative effect of changes in accounting principle, less applicable income tax of $2,603 (Notes 3 and 4 (22))	—	(7,810)
Net income	$ 1,445,067	$ 328,435

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF INCOME (CONTINUED)
SIX MONTH PERIODS ENDED JUNE 30,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS EXCEPT FOR EARNINGS PER SHARE)

	2003		2002	
	Before Tax	After tax	Before Tax	After tax
Net income from continuing operations	$ 0.43	$ 0.42	$ 0.11	$ 0.10
Cumulative effect of changes in accounting principle	—	—	—	—
Basic earnings per common share (Note 4 (23))	$ 0.43	$ 0.42	$ 0.11	$ 0.10
Pro forma amounts if subsidiaries investments in parent's stock are not treated as treasury stock：				
Net income	$1,463,661	$1,445,067	$ 491,398	$ 466,020
Basic earnings per common share	$ 0.43	$ 0.42	$ 0.14	$ 0.14
Pro forma amounts showing effect of retroactive application of change in method of accounting for inventory cost				
Net income	$1,463,661	$1,445,067	$ 364,226	$ 336,245
Basic earnings per common share	$ 0.43	$ 0.42	$ 0.11	$ 0.10

The accompanying notes are an integral part of these financial statements.

Please refer to the audit report dated August 15, 2003.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	Paid-in Capital			Retained Earnings							
2002	Common Stock	Stock Dividends Declared	Capital Reserve	Legal Reserve	Special Earnings Reserve	Unappropriated Earnings	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Unrecognized Pension Cost	Treasury Stock	Total
Balance at January 1, 2002	$ 33,476,572	$ –	$ 903,054	$ 4,216,966	$354,622	$ 3,499,252	($ 122,359)	$ 59,364	($ 8,616)	($ 95,724)	$ 42,283,131
Reversal of special earnings reserve	–	–	–	–	(252,293)	252,293	–	–	–	–	–
Distribution of net income of 2001 :											
Appropriation of legal reserve	–	–	–	301,757	–	(301,757)	–	–	–	–	–
Appropriation of special earnings reserve	–	–	–	–	65,827	(65,827)	–	–	–	–	–
Directors' and supervisors' remuneration	–	–	–	–	–	(54,779)	–	–	–	–	(54,779)
Employees' bonuses	–	–	–	–	–	(164,337)	–	–	–	–	(164,337)
Payment of cash dividends	–	–	–	–	–	(2,005,192)	–	–	–	–	(2,005,192)
Issuance of stock dividends	–	1,002,596	–	–	–	(1,002,596)	–	–	–	–	–
Capital reserve gained on disposal of property, plant and equipment transferred to unappropriated earnings	–	–	(10,889)	–	–	10,889	–	–	–	–	–
Adjustment due to the Company's proportionate subscription to capital reserve gained on disposal of property, plant and equipment by subsidiaries transferred to unappropriated earnings	–	–	(149,037)	–	–	149,037	–	–	–	–	–
Net income for six months ended June 30, 2002	–	–	–	–	–	328,435	–	–	–	–	328,435
Adjustment of capital reserve due to the Company's disproportionate subscription to the subsidiaries' issuance of new shares	–	–	(17,414)	–	–	–	–	–	–	–	(17,414)
Cumulative translation adjustment	–	–	–	–	–	–	–	(329,703)	–	–	(329,703)
Adjustment of unrealized loss on market value decline of long-term equity investments due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	–	14,400	–	–	–	14,400
Retirement of treasury stock	(56,710)	–	(1,833)	–	–	–	–	–	–	58,543	–
Adjustment due to the Company's treatment of stock held by subsidiaries as treasury stock	–	–	–	–	–	–	–	–	–	(1,260,735)	(1,260,735)
Adjustment due to Company's proportionate subscription to the subsidiaries purchase of treasury stock	–	–	–	–	–	–	–	–	–	(12,963)	(12,963)
Adjustment due to the Company's treatment of stock sold by the subsidiaries as sale of treasury stock	–	–	125,286	–	–	–	–	–	–	1,095,311	1,220,597
Balance at June 30, 2002	$ 33,419,862	$ 1,002,596	$ 849,167	$ 4,518,723	$ 168,156	$ 645,418	($ 107,959)	($ 270,339)	($ 8,616)	($ 215,568)	$ 40,001,440

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

2003	Paid-in Capital: Common Stock	Paid-in Capital: Stock Dividends Declared	Capital Reserve	Retained Earnings: Legal Reserve	Retained Earnings: Special Earnings Reserve	Retained Earnings: Unappropriated Earnings	Unrealized Loss on Long - term Investments	Cumulative Translation Adjustment	Unrecognized Pension Cost	Treasury Stock	Total
Balance at January 1, 2003	$ 34,422,458	$ –	$ 996,012	$ 4,518,723	$ 168,156	$ 1,825,958	($ 151,953)	($ 107,858)	($ 216,695)	($ 244,794)	$ 41,210,007
Reversal of special earnings reserve	–	–	–	–	(37,182)	37,182	–	–	–	–	–
Distributions of net income of 2002 :											
Appropriation of legal reserve	–	–	–	166,890	–	(166,890)	–	–	–	–	–
Appropriation of special earnings reserve	–	–	–	–	345,531	(345,531)	–	–	–	–	–
Directors' and supervisors' remuneration	–	–	–	–	–	(23,873)	–	–	–	–	(23,873)
Employees' bonuses	–	–	–	–	–	(95,493)	–	–	–	–	(95,493)
Payment of cash dividends	–	–	–	–	–	(1,198,535)	–	–	–	–	(1,198,535)
Net income for six months ended June 30, 2003	–	–	–	–	–	1,445,067	–	–	–	–	1,445,067
Adjustment of capital reserve due to the Company's disproportionate subscription to the subsidiaries' issuance of new shares	–	–	(24,858)	–	–	–	–	–	–	–	(24,858)
Adjustment due to the Company's proportionate subscription to capital reserve gained on disposal of property, plant and equipment by subsidiaries transferred to unappropriated earnings	–	–	(6,301)	–	–	6,301	–	–	–	–	–
Unrecognized pension cost	–	–	–	–	–	–	–	–	(193,155)	–	(193,155)
Retirement of treasury stock	(178,590)	–	586	–	–	–	–	–	–	178,004	–
Purchase of treasury stock	–	–	–	–	–	–	–	–	–	(287,969)	(287,969)
Adjustment due to the Company's proportionate subscription to the subsidiaries purchase of stock	–	–	3,248	–	–	–	–	–	–	37,675	40,923
Adjustment of unrealized loss on market value decline of long – term equity investments due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	–	3,034	–	–	–	3,034
Cumulative translation adjustment	–	–	–	–	–	–	–	20,118	–	–	20,118
Balance at June 30, 2003	$ 34,243,868	$ –	$ 968,687	$ 4,685,613	$ 476,505	$ 1,484,186	($ 148,919)	($ 87,740)	($ 409,850)	($ 317,084)	$ 40,895,266

The accompanying notes are an integral part of these financial statements.
Please refer to the audit report dated August 15, 2003.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF CASH FLOWS
SIX MONTHS PERIODS ENDED JUNE 30,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,445,067	$ 328,435
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Reversal of valuation of short-term investments	–	(5,109)
Provision for doubtful accounts	22,254	21,772
Reversal of allowance for doubtful accounts	(1,244)	(23,885)
Loss on allowance for inventory obsolescence	–	1,261
Reversal of inventory obsolescence valuation	(560)	–
Equity in earnings of subsidiaries	(1,150,794)	(98,424)
Cash dividends from equity subsidiaries	20,000	14,000
Gain on sale of investments	(2,871)	(19,196)
Depreciation	659,543	688,349
Gain on disposal of property, plant and equipment , idle assets and other assets	(9,308)	(7,284)
Loss on disposal of property, plant and equipment and idle assets	3,699	32,873
Amortization	49,092	44,966
Loss on foreign currency transactions	64	8,719
Changes in assets and liabilities:		
Notes receivable	22,208	(13,639)
Accounts receivable-third parties	105,397	(333,504)
Accounts receivable-related parties	(635,498)	(1,460,210)
Other receivables-third parties	41,295	9,859
Other receivables-related parties	29,852	36,670
Inventories	(226,256)	315,581
Prepayments	(106,940)	41,177
Deferred income tax assets-current	(3,105)	(6,931)
Deferred pension cost	–	64,584
Long-term receivables	1,233	12,598
Deferred income tax assets-non-current	39,090	4,337
Notes payable	(8,288)	(4,742)
Accounts payable-third parties	217,753	278,936
Accounts payable- related parties	12,913	41,364
Income tax payable	(24,129)	16,727
Accrued expenses	(90,842)	(204,886)
Other payables	(23,149)	(66,039)
Provision for retirement plan	55,661	544
Net cash provided by (used in) operating activities	442,137	(281,097)

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF CASH FLOWS (CONTINUED)
SIX MONTH PERIODS ENDED JUNE 30,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2003	2002
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease in short – term investments	$ –	$ 1,615,821
Increase in long-term investments-subsidiaries	(626,279)	(1,716,800)
Cash increase in long-term investments-non-subsidiaries	(925,748)	(1,888,586)
Proceeds due to the subsidiaries' capital reduction	6,000	–
Cash proceeds from sale of long-term investments-non-subsidiaries	–	1,097,039
Cash purchase of property, plant and equipment, assets held for lease and other assets	(842,165)	(486,451)
Proceeds from disposal of property, plant and equipment, idle assets and other assets	81,323	325,116
Decrease in guaranteed deposits	2,416	800
Increase in deferred expenses	(8,829)	(10,852)
(Increase) decrease in employees' car loans	(1,604)	4,443
Net cash used in investing activities	(2,314,886)	(1,059,470)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in short-term loans	1,276,410	98,241
Increase in commercial paper payable	1,299,248	1,419,268
Increase in bonds payable	1,800,000	–
(Decrease) increase in long-term liabilities	(1,996,512)	63,726
Increase in long-term payable	14,000	–
Increase (decrease) in customers' deposits	3,383	(9,729)
Payment of directors' and supervisors' remuneration	(23,873)	(54,779)
Payment of employees' bonuses	(95,493)	(164,337)
Purchase of treasury stock	(287,969)	–
Net cash provided by financing activities	1,989,194	1,352,390
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	(64)	(8,719)
NET INCREASE IN CASH AND CASH EQUIVALENTS	116,381	3,104
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	132,482	109,720
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 248,863	$ 112,824
Supplemental disclosures of cash flow information		
1.Interest paid (not including capitalized interest)	$ 269,915	$ 515,276
2.Income taxes paid	$ 6,738	$ 11,245
Investing and financing activities with partial cash payment		
1.Increase in long-term investment – non – subsidiaries	$ 925,748	$ 391,177
Plus:Other payables,beginning of period	–	1,497,409
Cash increase in long-term investment – non–subsidiaries	$ 925,748	$ 1,888,586
2.Proceeds from sale of long-term investment – non–subsidiaries	$ 49,352	$ 36,622
Plus:Other receivable, beginning of period	–	1,060,417
Less:Other receivable, end of period	(49,352)	–
Cash proceeds from sale of long-term investment – non–subsidiaries	$ –	$ 1,097,039
3.Purchase of property, plant and equipment, assets held for lease and other assets	$ 886,282	$ 389,960
Plus:Other payables, beginning of period	112,817	223,536
Liabilities under capital leases, beginning of period	197,189	210,444
Less:Other payables, end of period	(164,141)	(133,495)
Liabilities under capital leases, end of period	(189,982)	(203,994)
Cash purchase of property, plant and equipment, assets held for lease and other assets	$ 842,165	$ 486,451
Investing or financing activities with no cash flow impact		
1.Cash dividends declared	$ 1,198,535	$ 2,005,192
Less:Cash dividends payable, end of period (listed on book as other payables)	(1,198,535)	(2,005,192)
Payment of cash dividends	$ –	–
2.Long-term investments reclassified to treasury stock	$ –	$ 1,260,735

The accompanying notes are an integral part of these financial statements.
Please refer to the audit report dated August 15, 2003.

UNI-PRESIDENT ENTERPRISES CORP.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003 AND 2002
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT AS OTHERWISE INDICATED)

Note 1 HISTORY AND ORGANIZATION

Uni-President Enterprises Corp. (the "Company") was incorporated as a company limited by shares under the provisions of the Company Law of the Republic of China in August 1967 with initial capital of $32,000. As of June 30, 2003, the paid-in capital was $34,243,868, divided into 3,424,387,000 shares of common stock with $10 (NT dollars) par value per share. The Company is engaged in the manufacturing, processing and sales of various soft drinks, foods, flour and animal feeds. As of June 30, 2003, the Company employs 5,160 people.

The common shares of the Company have been listed on the Taiwan Stock Exchange since December 1987.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in accordance with the "Rules Governing the Compilation of Financial Statements of Securities Issuers" and generally accepted accounting principles in the Republic of China. The summary of significant accounting policies is as follows:

1.Foreign currency transactions and translation

The Company maintains its accounts in New Taiwan dollars. Foreign currency transactions are measured and recorded in New Taiwan dollars using the exchange rate in effect on that date. Any change in the exchange rate between the date of transaction and the settlement date which results in an exchange gain or loss is charged to income for the period. The unrealized exchange gain or loss on monetary assets and liabilities denominated in foreign currencies at the balance sheet date is included in income for the period.

2.Foreign exchange contracts

Gain and loss on forward exchange contracts that hedge foreign currency commitments are recognized based on the spot rate at the balance sheet date and the settlement rate . For those designated as economic hedges of net investments in foreign entities, gains or losses are reported as "Cumulative translation adjustments", and accumulated in a separate component of equity. Any gain or loss on a forward contract intended to hedge an identifiable foreign currency commitment is deferred and included in the measurement of the related foreign currency transaction. However, losses are not deferred if it is estimated that deferral would lead to recognizing losses in later accounting periods. If a forward exchange contract exceeds the amount of the related commitment, the gain or loss (net of tax) pertaining to the excess portion is included in determining net income.

3.Short-term investments

Short-term investments are stated at the lower of cost or market value. Cost is determined using the weighted average method. Any excess of aggregate cost over the market value is recognized in the current period.

4.Allowance for doubtful accounts

Allowance for bad debts is determined based on past experience of occurrence of bad debt and evaluation of the collection of receivables according to the aging of accounts receivable.

5.Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average method except for livestock, which are valued on the average method less allowance for decline in value.

The allowance for decline in value of livestock is amortized over the actual breeding and production periods. Market value for raw materials and supplies is the replacement cost; for work in process, livestock in process, finished goods, merchandise and by products, market value is determined on the basis of the lower of replacement cost or net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating allowance for inventory obsolescence.

6.Long-term investments

Investments in which ownership exceeds 20% or in which the Company has the ability to exercise significant influence are accounted for using the equity method. The difference between the acquisition cost and the Company's share of the subsidiary is net book value on the date of acquisition is capitalized and amortized over a period of five years.

Long-term investments in which the Company owns less than 20% of the subsidiaries' paid-in voting share capital, and in which the Company has no ability to exercise significant influence are stated at the lower of cost or market value for listed companies and at cost for unlisted companies. The market value of listed companies is determined using the average closing price of the last month during the accounting period and the unrealized loss on decline in market value is recorded under stockholders' equity. If the market value of the subsidiaries continue to decline and chance of recovery is uncertain, then loss on decline in market value is recognized in the current period.

Consolidated financial statements are prepared to include majority owned subsidiaries. However, if the majority owned subsidiaries' total assets and total operating revenues constitute less than 10% of the respective accounts of the Company, the equity method is used to account for these majority owned subsidiaries. When the total assets and total operating revenues of all non-consolidated majority owned subsidiaries exceed 30% of those of the Company, any of these subsidiaries with total assets and total operating revenues in excess of 3% of the respective accounts of the Company are consolidated.

"Cumulative Translation Adjustments" resulting from translation of all assets and liabilities of the invested foreign companies, which are accounted for using the equity method, is recognized proportionally based on the percentage of ownership of the foreign company and reflected in stockholders' equity.

7.Property, plant and equipment, assets held for lease, idle assets and other assets

Property, plant and equipment, assets held for lease, idle assets and other assets are stated at either cost or appraised value. Interest incurred in connection with the purchase or construction required to bring the assets to the condition and location for their intended use is capitalized. Major renewals, betterments and additions are capitalized. Maintenance and repairs are expended as incurred.

Depreciation is computed over the estimated economic useful lives of depreciable assets using the straight-line method. Fully depreciated assets still in use are depreciated based on the residual value over the estimated remaining useful lives. The useful lives of major depreciated assets are : buildings 2-55 years, others 2-30 years. Containers are expensed when damaged.

When an asset is sold or retired, the cost and accumulated depreciation are removed from respective accounts and any gain or loss on disposal of property, plant and equipment, assets held for lease, idle assets and other assets is recorded as other income or loss. Prior to December 31, 2001, the gain after income tax is transferred to capital reserve in the current year. After December 31, 2001, such gains are recorded in unappropriated earnings.

Idle fixed assets are stated at the lower of book value or net realizable value as other assets. The difference between book value and net realizable value is recorded as loss in the current period. The depreciation expense for the period is recorded as other expense.

8.Deferred expenses

The Company leases its dairy and juice packing machines. The minimum advance rental payments are depreciated over twelve years, the estimated economic lives of the packing machines. The contingent rental paid quarterly or based on units-of-production is recorded as current expense.

Other deferred expenses are amortized over a period of 3-10 years.

9.Retirement plan and cost

The Company has a non-contributory funded defined benefit retirement plan covering all regular employees. Monthly contributions are deposited into an independent retirement trust fund.

The Company adopted R.O.C. FAS No. 18, "Accounting for Pension Cost" to account for pension cost. Net periodic pension cost includes service cost, interest cost, expected return on plan assets, amortization of unamortized net transition asset (obligation), unrecognized gain (loss) and unrecognized prior service cost based on an actuarial valuation.

10.Treasury stock

The cost of treasury stock (common and preferred) acquired by the parent company and its subsidiaries is accounted for under the weighted-average method. The treatments are as follows :

(1) Acquisition: shares purchased are based on cost ; shares donated are based on fair value.
(2) Disposal: if the disposal value is higher than cost, any excess is recorded as additional Capital Reserve - Treasury Stock account; if the disposal value is lower than the cost, the difference is first charged against the Capital Reserve - Treasury Stock account; any deficiency is charged against Retained Earning.
(3) Retirement: The cost is charged against the Treasury Stock account, and the related additional Paid-in Capital and the Common Stock accounts. If the cost of the treasury stock is higher than the sum of the par value and the additional Paid-in Capital, the difference is charged against the Capital Reserve-Treasury Stock account; any deficiency is charged against Retained Earnings; if the cost of the treasury stock is lower than the sum of par value and the additional Paid – in Capital, the difference is added to the Capital Reserve - Treasury Stock account.

Effective January 1, 2002, the Company adopted R.O.C FAS No. 30 "Accounting for Treasury Stock" and accordingly began to treat the parent company's stock held by the subsidiaries as treasury stock when recognizing the investment income (loss) and when preparing financial statements.

11.Income tax

The Company adopted R.O.C. FAS No. 22 "Accounting for Income Tax", whereby income tax is provided based on accounting income after adjusting for permanent differences, and inter-period and intra-period allocation of income tax was adopted. The tax effect of taxable temporary differences is recorded as a deferred tax liability; while the tax effect of deductible temporary differences, net operating loss carry forwards and income tax credits are recorded as deferred tax assets. A

valuation allowance is provided for deferred tax assets. Deferred tax assets or liabilities are classified into current or non-current items in accordance with the nature of the balance sheet account or the expected realization period. Adjustments of the prior years' income tax liabilities are included in the current year's income tax expense.

The Company adopted R.O.C FAS No.12 "Accounting for the Investment Tax Credits", whereby investment tax credits from the purchase of machinery and equipment, research expenditure, personnel training expenditure and investment in stock are recognized as generated.

The 10% additional income tax expense on unappropriated earnings is recognized in accordance with the resolution adopted at the annual stockholders' meeting.

12.Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and amounts of revenue, cost of revenue and expenses reported during the period. Actual results could differ from those estimates.

13.Revenues, costs and expenses

Sales revenues are recognized when the earnings process is completed and payment is realized or realizable; the costs and expenses associated with the revenue are recorded as incurred.

Note 3 <u>CHANGES IN ACCOUNTING PRINCIPLE</u>

1.Effective January 1, 2002, the Company changed the method of computing inventory costs from the first in, first out method to the weighted average method, which was approved under SFC Ruling (2001) Tai-Tsai-Cheng (6) No. 176690. The net cumulative effect of changes in accounting principles amounted to $7,810 and was included in the net income for the six-month periods ended June 30, 2002.

2.Effective January 1, 2002, the Company adopted R.O.C FAS No. 30 "Accounting for Treasury Stock" and accordingly began to treat the parent company's stock held by the subsidiaries as treasury stock when recognizing investment income (loss) and when preparing the financial statements. As a result of this change in accounting principle, total assets and total stockholders' equity decreased by $177,723 and $40,138, respectively, as of June 30, 2002, and net income decreased by $137,585 for the six-month periods then ended June 30, 2002.

Note 4 DETAILS OF SIGNIFICANT ACCOUNTS

1.Cash and cash equivalents

	June 30, 2003	June 30, 2002
Cash on hand	$ 2,498	$ 2,848
Checking deposits	68,554	34,029
Demand deposits	177,811	75,947
	$ 248,863	$ 112,824

2.Short-term investments

	June 30, 2003	June 30, 2002
Mutual funds	$ –	$ 8,000

3.Notes receivable

	June 30, 2003	June 30, 2002
Notes receivable	$ 829,058	$ 806,245
Less：Allowance for doubtful notes receivable	(81,183)	(67,884)
	$ 747,875	$ 738,361

4.Accounts receivable-third parties

	June 30, 2003	June 30, 2002
Accounts receivable	$ 978,609	$ 1,235,074
Less：Allowance for doubtful accounts receivable	(148,401)	(97,671)
	$ 830,208	$ 1,137,403

5.Inventories

	June 30, 2003	June 30, 2002
Merchandise	$ 177,348	$ 125,463
Raw materials	953,716	792,078
Raw materials in transit	574,110	394,469
Supplies	161,120	138,846
Work in process	157,731	104,513
Livestock in process	11,032	11,916
Finished goods	654,038	567,084
Livestock	25,449	23,515
Less：Allowance for livestock	(12,894)	(10,848)
By-products	894	304
	2,702,544	2,147,340
Less：Allowance for price decline and obsolescence in inventories	(1,663)	(7,125)
	$ 2,700,881	$ 2,140,215

6. Long-term investments

(1) Debit balance of long-term investments

Name of subsidiaries	June 30, 2003 Amount	June 30, 2003 Percentage owned	June 30, 2002 Amount	June 30, 2002 Percentage owned
Accounted for under the equity method:				
President International Trade and Investment Corp.	$ 2,940,248	100.00%	$ 2,988,287	100.00%
Cayman President Holdings, Ltd.	1,036,957	100.00%	93,872	100.00%
Nanlien International Corp.	1,045,876	99.99%	1,067,467	99.99%
President International Development Corp.	7,359,503	58.50%	7,885,246	58.50%
President Chain Store Corp.	6,256,433	45.13%	6,757,010	44.59%
Ton Yi Industrial Corp.	7,305,035	43.34%	7,047,211	43.34%
President Fair Development Corp.	1,450,777	42.86%	1,401,983	50.00%
President Securities Corp.	4,331,264	26.48%	4,092,699	25.50%
Presicarre Corp.	1,882,172	20.50%	2,472,976	30.50%
Toppoly Optoelectronics Corp. (Note 1)	—	—	2,384,984	9.71%
Other (less than 2%) (Notes 1 and 3)	6,914,133	10.10%~100%	6,720,605	10.00%~100%
	40,522,398		42,912,340	
Accounted for under the cost method:				
Toppoly Optoelectronics Corp. (Note 2)	2,751,847	8.22%	—	—
New Century Info-Comm. Co., Ltd.	1,268,000	2.67%	1,268,000	2.67%
Other (less than 2%)	3,340,072	0.53%~14.46%	3,350,908	0.01%~14.46%
	7,359,919		4,618,908	
	$ 47,882,317		$ 47,531,248	

(2) Credit balance of long-term investments

Name of subsidiary	June 30, 2003 Amount	June 30, 2003 Percentage owned	June 30, 2002 Amount	June 30, 2002 Percentage owned
Accounted for under the equity method:				
Latin America Development Co., Ltd. (Note 1)	$ 6,821	7.14%	$ 1,606	7.14%

(Note 1) Investments in Copers Corp., Scino Pharm Taiwan Ltd., Allianz President Life Insurance Co., Ltd. Toppoly Optoelectronics Corp. and Latin America Development Co., Ltd. are accounted for under the equity method due to the Company's ability to exercise significant influence over the investees.

(Note 2) Investment in Toppoly Optoelectronics Corp. is accounted for under the cost method from equity method due to the Company's ability to exercise no significant influence over the investee since 2003.

(Note 3) Including prepaid stock subscription of $189,755 and $8,930 in Scino Pharm Taiwan Ltd., and Copers Corp., respectively, in 2003. Due to the issuance of new shares of Scino Pharm Taiwan Ltd., changed and refund of $110,625 on July 4, 2003.

(3) The company recognized long – term investments income of $1,150,794 and $98,424 under the equity method of certain subsidiaries for the six-month periods ended June 30, 2003 and 2002, respectively.

(4) We were unable to obtain the audited financial statements supporting the Company's investments in certain subsidiaries accounted for under the equity method, which statements reflected total debit balance of $21,188,474 and $23,628,490 and total credit balance of $6,821 and $1,601 as of June 30, 2003 and 2002, respectively, or their equities in earnings of these subsidiaries of $182,606 and $149,654, which are included in net income for the six-month periods then ended.

(5) As of December 31, 2001, Kai Yu Investment Co., Ltd. and President International Development Corp., wholly owned subsidiaries owned (cost $1,446,163) 60,665,000 shares and (cost $1,720,417) 72,370,000 shares, respectively, of the Company's common stock and with book value of $23.84 (NT dollars) and $23.77 (NT dollars), per share, respectively. In accordance with R.O.C FAS NO. 30 "Accounting for Treasury Stock", the Company recognized the treasury stock cost of $1,260,735 based on the Company's stock market price of $12.24 (NT dollars) per share as of December 31, 2001 and its equity ownership in above-mentioned subsidiaries. In the six-month periods ended June 30, 2003 and 2002, Kai Yu Investment Co., Ltd. and President International Development Corp. sold 60,665,000 shares, 72,370,000 shares and 51,145,000 shares, 65,540,000 shares of the Company's common stock, respectively, at the average price of $13.36 (NT dollars), $13.51(NT dollars) and $13.63(NT dollars), $13.66(NT dollars) per share, respectively. As of June 30, 2003 and 2002, Kai Yu Investment Co., Ltd. and President International Development Corp., had treasury stock in the amount of $0 (0 shares), $0 (0 shares) and $116,519 (9,520,000 shares), $48,905 (6,830,000 shares), respectively.

(6) As of June 30, 2003 and 2002, President Securities Corp. purchased treasury stock as follows:

A. As of June 30, 2003 and 2002, the balance of changes in treasury stock in 2003 and 2002 were as follows:

Unit:In thousands of shares

	2003			
Purpose for acquisition	Beginning balance	Addition	Reduction	Ending balance
Employees ownership	14, 472	–	14, 122	350

Unit:In thousands of shares

	2002			
Purpose for acquisition	Beginning balance	Addition	Reduction	Ending balance
Employees ownership	14, 472	–	–	14, 472

B. As of June 30, 2003, and 2002, the balance of the cost of treasury stock purchased and then retired by President Securities Corp. amounted to $3,202 and $132,412, respectively. The Company recognized the treasury stock cost of $932 and $37,181 as of June 30, 2003 and 2002, respectively, based on its equity ownership in President Securities Corp.

(7) As of June 30, 2003, and 2002, the balance of the cost of treasury stock purchased and then sold to it's employees by Toppoly Optoelectronics Corp. amounted to $156,751 and $0, respectively. The Company recognized the treasury stock cost of $15,220 and $0 as of June 30, 2003, and 2002, respectively, based on its equity ownership in Tonpal Optoelectronics Inc..

(8) As of June 30, 2003 and 2002, E-Pong Cold-Chain Corp., the subsidiary of Eagle Cold Storage Enterprise Co., hold the stock of Eagle Cold Storage Enterprise Co. totaling was $34,698 (4,123,000 shares) in both years. In accordance with R.O.C FAS NO. 30 "Accounting for Treasury Stock", Eagle Cold Storage Enterprise Co. treated the stock held by E-Pong Cold-Chain Corp. as treasury stock. The Company recognized the treasury stock cost of $12,963 in both years based on its equity ownership in Eagle Cold Storage Enterprise Co..

(9) The regulations for treasury stock in the Republic of China are listed as follows:

A. According to the R.O.C. Securities Exchange Law and the Company Low, the number of shares of treasury stock owned may not exceed of 10% and 5%, respectively, of the total shares of common stock issued by the Company and the total amount of treasury stock may not exceed the total amount of additional paid – in capital, retained earnings and realized capital reserve.

B. In accordance with the R.O.C. Securities Exchange Law, treasury stock may not be pledged and bears no stockholders rights until the stock is transferred to employees.

C. According to the R.O.C. Securities Exchange Law, treasury stock acquired for maintaining the credit rating of the Company and shareholders' equity must be retired within six months of acquisition.

7. Property, plant and equipment

As of June 30, 2003 and 2002, revaluation and accumulated depreciation of fixed assets are listed as follows:

	June 30, 2003		June 30, 2002	
Assets	Revaluation	Accumulated depreciation	Revaluation	Accumulated depreciation
Land	$ 2,215,507	$ —	$ 2,215,507	$ —
Buildings	127,962	1,335,760	127,798	1,204,358
Machinery and equipment	59,189	4,995,846	64,511	4,690,016
Electrical installations	8,208	273,213	8,373	257,352
Transportation equipment	1,178	106,387	1,178	106,569
Furniture and fixtures	293	1,643,900	296	1,579,560
Leased property	—	105,469	—	87,956
Leasehold improvements	—	92,968	—	85,040
Other equipment	25,632	2,042,655	27,491	1,865,517
	$ 2,437,969	$ 10,596,198	$ 2,445,154	$ 9,876,368

(1) In the years 1975, 1979, 1981, 1983, 1990 and 1995, the Company revalued certain property, plant and equipment (including assets held for lease, idle assets) in accordance with the regulations for the Revaluation of Assets in the Republic of China. The amount of revalued appreciation credited to capital reserve was $1,984,813. The balance of capital reserve-assets revaluation was $452,131 in both years as of June 30, 2003 and 2002.

(2) The balances of the provision for land-value incremental tax on June 30, 2003 and 2002 were $1,291,803 in both years.

(3) Interest expense before capitalization in the six-month periods ended June 30, 2003 and 2002 was $317,075 and $581,356, respectively. Interest capitalized totaled $48,531 and $69,000 with interest rate 2.77% and 4.53% for the six month periods ended June 30, 2003 and 2002, respectively.

(4) As of June 30, 2003 and 2002, the Company has purchased certain agriculture land in the amount of $59,304 for expansion of plant facilities. The land has yet to be rezoned for industrial purposes. Accordingly, the land title has not been officially transferred to the Company. However, the Company has secured the land deeds and other ownership documents.

(5) Leased property

The major terms of the leased properties are summarized below:

A. Upon the maturity of the lease contract, the title of the leased properties accounted for under capital leases is transferred to the Company at no additional cost. The rental payments and the leased properties are listed as follows:

Category of property	Present value based on the implicit interest rate	Period
Buildings, electrical installations and other equipment	$ 240,904	8.1997-7.2012 180 equal monthly installments
Buildings	13,536	1.1998-8.2005 92 equal monthly installments
	$ 254,440	

B. As of June 30, 2003, total amount of rental payments and their present value are listed as follows :

	Present value of rental payments	Total rental payments
7.1.2003 – 6.30.2004	$ 31,902	$ 33,703
7.1.2004 – 6.30.2005	29,307	34,352
7.1.2005 – 6.30.2006	24,468	31,531
7.1.2006 – 6.30.2007	21,759	30,949
7.1.2007 – 6.30.2008	19,697	30,949
7.1.2008 – 7.31.2012	62,849	126,373
	189,982	$ 287,857
Less: current portion	(31,903)	
Long-term liabilities under capital lease	$ 158,079	

8. Assets held for lease

June 30, 2003	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 103,861	$ 215,383	$ 319,244	$ –	$ –	$ –	$ 319,244
Buildings	531,193	14,075	545,268	(213,305)	(12,717)	(226,022)	319,246
Machinery and equipment	420	–	420	(273)	–	(273)	147
Electrical installations	30,172	–	30,172	(23,555)	–	(23,555)	6,617
Furniture and fixtures	3,709	–	3,709	(2,900)	–	(2,900)	809
Other equipment	180,674	4,299	184,973	(127,137)	(4,298)	(131,435)	53,538
	$ 850,029	$ 233,757	$ 1,083,786	($ 367,170)	($ 17,015)	($ 384,185)	$ 699,601

June 30, 2002	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 103,861	$ 215,383	$ 319,244	$ –	$ –	$ –	$ 319,244
Buildings	507,827	14,075	521,902	(186,804)	(12,516)	(199,320)	322,582
Machinery and equipment	420	–	420	(226)	–	(226)	194
Electrical installations	30,171	–	30,171	(20,764)	–	(20,764)	9,407
Furniture and fixtures	2,852	–	2,852	(2,677)	–	(2,677)	175
Other equipment	179,268	4,299	183,567	(111,885)	(4,297)	(116,182)	67,385
	$ 824,399	$ 233,757	$ 1,058,156	($ 322,356)	($ 16,813)	($ 339,169)	$ 718,987

(1) Rental revenues for the six-month periods ended June 30, 2003 and 2002 were $89,213 and $98,118, respectively.

(2) The Company revalued certain assets held for lease in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(7) Property, plant and equipment.

9. Idle assets

	Cost			Accumulated depreciation			
June 30, 2003	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 124,717	$ 35,284	$ 160,001	$ —	$ —	$ —	$ 160,001
Buildings	126,882	10,131	137,013	(108,349)	(10,025)	(118,374)	18,639
Machinery and equipment	367,428	89	367,517	(264,044)	(89)	(264,133)	103,384
Electrical installations	3,210	352	3,562	(3,106)	(352)	(3,458)	104
Furniture and fixtures	5,860	—	5,860	(5,823)	—	(5,823)	37
Other equipment	81,817	2,489	84,306	(69,971)	(2,489)	(72,460)	11,846
	$ 709,914	$ 48,345	$ 758,259	($ 451,293)	($ 12,955)	($ 464,248)	$ 294,011

	Cost			Accumulated depreciation			
June 30, 2002	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 116,188	$ 35,284	$ 151,472	$ —	$ —	$ —	$ 151,472
Buildings	152,748	10,295	163,043	(121,739)	(10,148)	(131,887)	31,156
Machinery and equipment	341,072	514	341,586	(226,933)	(514)	(227,447)	114,139
Electrical installations	10,041	352	10,393	(9,963)	(352)	(10,315)	78
Furniture and fixtures	4,906	—	4,906	(4,778)	—	(4,778)	128
Other equipment	61,896	2,702	64,598	(52,666)	(2,702)	(55,368)	9,230
	$ 686,851	$ 49,147	$ 735,998	($ 416,079)	($ 13,716)	($ 429,795)	$ 306,203

The Company revalued certain idle assets in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(7) Property, plant and equipment.

10. Deferred expenses

	2003	2002
Beginning balance	$ 243,042	$ 289,364
Increase during the period	22,503	10,852
Decrease during the period	(13,674)	—
Amortization and depreciation	(49,092)	(44,966)
Ending balance	$ 202,779	$ 255,250

(1)The deferred expenses included lease of packing machines. The minimum advance rental payments are amortized over a period of twelve years, the estimated economic lives of the packing machines, and the contingent rental paid quarterly or based on the unit-of-production is treated as current expense.

(2)The decrease in the six-month periods ended June 30, 2003 was caused by the return of vending machines held for lease.

11. Long-term receivables

	June 30, 2003	June 30, 2002
Long-term notes receivable	$ 1,200	$ —
Long-term accounts receivable	424	33,696
Employees' car loans	22,903	23,215
Less: Allowance for doubtful long-term receivables	(1,348)	(24,054)
	$ 23,179	$ 32,857

12. Short-term loans

	June 30, 2003	June 30, 2002	Collateral or security
Unsecured bank loans	$ 1,620,187	$ 1,051,466	—
Bank draft	—	39	—
	$ 1,620,187	$ 1,051,505	
Range of interest rates	1.430%~2.960%	1.751%~6.850%	

13. Commercial paper payable

	June 30, 2003	June 30, 2002	Collateral or security
Commercial paper payable	$ 1,300,000	$ 1,420,000	—
Less: prepaid interest	(752)	(732)	—
	$ 1,299,248	$ 1,419,268	
Range of interest rates	0.90%~1.35%	2.46%~2.90%	

14. Bonds payable

	June 30, 2003	June 30, 2002	Collateral or security
Secured domestic bonds payable	$ 1,800,000	$ —	—

The Company issued five-year secured domestic bonds on January 28, 2003. The significant terms of the bonds were as follows:

(A) Total issue amount:

The Company issued five-year secured domestic bonds totaling $1,800,000, including $500,000 of A bonds, $300,000 of B bonds, $200,000 of C bonds and $400,000 of both D and E bonds.

(B) Issue price: Face Value.

(C) Coupon rate:

The five-year secured domestic bonds can be divided into five kinds of bonds, A,B,C,D and E.(Note) The coupon rate of A, B and D bonds is 3.95% less the floating rate. The coupon rate of C and E bonds is 3.951% less the floating rate.

(D) The term of interest repayment:

The interest is repayable in installments every six months from January 28, 2003 at the coupon rate.

(E) The term of repayment:

The A bonds are repayable starting January 2006 in three yearly installments at the rate of 30%, 30% and 40%. The B,C,D, and E bonds are repayable on January 28, 2008 upon the maturity of the bonds.

(F) Period: 5 years, from January 28, 2003 to January 28, 2008.

(Note): The guarantee bank of A bonds is International Commercial Bank of China, the guarantee bank of B and C bonds is Chang Hwa Bank and the guarantee bank of D and E bonds is Taiwan Bank.

15. Long-term loans

	June 30, 2003	June 30, 2002	Collateral or security
Unsecured bank loans	$ 14,465,000	$ 14,606,500	—
Note issuance facilities	4,950,000	7,550,000	—
	19,415,000	22,156,500	
Less :Prepaid interest	(18,138)	(55,709)	
Current portion	(300,000)	(175,000)	
	$ 19,096,862	$ 21,925,791	
Range of maturity dates	9.5.2004 ~9.28.2007	9.25.2003 ~6.28.2006	
Range of interest rates	0.870%~3.400%	1.900%~6.650%	

16. Retirement plan

(1) Under the terms of the retirement plan, an employee may retire when he or she either (i) attains the age of 55 and with 15 years of service, or (ii) reaches a minimum of 25 years of service, or (iii) has reached the age of 60, or (iv) is unable to work (involuntary retirement). The employees accrue two units of credit for each year of service for the first 15 years, one unit of credit for each year of service for service years in excess of 15 years. Any fraction of a year which is equal to or greater than six months shall be counted as one year of service, and any fraction of a year which is less than six months, half a year. Each employee can accumulate a maximum of 45 units of credit. Each unit of credit is based on the average of the monthly salary prior to retirement. Calculation of average salary is in compliance with the Labor Standards Law of the R.O.C.

(2) As of June 30, 2003 and 2002, the balance of the independent retirement trust fund was $1,775,838 and $1,941,080, respectively.

(3) The actuarially determined net pension cost was $140,192 and $122,276 for the six-month periods ended June 30, 2003 and 2002, respectively. The balance of the minimum provision for retirement plan was $1,060,351 and $523,190 as of June 30, 2003 and 2002, respectively.

17. Common stock

(1) On June 28, 2002, the stockholders at their meeting resolved to capitalize unappropriated retained earnings of $1,002,596 as stock dividends which was approved under SFC Ruling (2002) Tai-Tsai-Cheng (1) No.0910138403. After the issuance of stock dividends, the total paid-in capital will be $34,422,458, consisted of 3,442,246,000 shares of common stock issued and outstanding with a par value of $10 (NT dollars) per share.

(2) The Company retired 17,859,000 shares of treasury stock on March 12, 2003, which was approved under MOEA Ruling (2003) Ching-Shou-Shang No.09201091780. After the retirement of treasury stock, the total paid-in capital was $34,243,868, consisted of 3,424,387,000 shares of common stock issued and outstanding with a par value of $10 (NT dollars) per share.

18. Capital reserve

(1) According to the R.O.C. Company Law, capital reserve shall be exclusively used to offset against accumulated deficit. However, capital reserve arising from paid-in capital in excess of par value and donation can be used to increase capital, after covering accumulated deficit.

(2) On June 28, 2002, the stockholders at their meeting resolved to transfer the capital reserve of $10,889 from the gain on disposal of assets to unappropriated earnings, which was approved under MOEA Ruling (2002) Chian-Shou-Shang No.09102050200.

19. Retained earnings

(1) According to the R.O.C. Company Law, the annual net income should be used initially to cover any accumulated deficit; thereafter 10% of the annual net income should be set aside as legal reserve until the legal reserve has reached 100% of contributed capital. Under the R.O.C. Company Law, the legal reserve shall be exclusively used to cover accumulated deficit or, if the balance of reserve exceeds 50% of contributed capital, to increase capital not exceeding 50% of reserve balance and shall not be used for any other purpose.

(2) According to the Company's Articles of Incorporation, 10% of the annual net earnings, after offsetting any loss of prior years and paying all taxes and dues, shall be set aside as legal reserve. The remaining net earnings can be distributed in accordance with a resolution passed by a meeting of the board of directors and approved at the stockholders' meeting. Of the amount distributed by the Company, stockholders' bonuses shall represent 50% to 100% of the accumulated unappropriated retained earnings, 2% of the remaining earnings is fixed for directors' and supervisors' remuneration and not less than 0.2% is for employees' bonuses.

(3) As of June 30, 2003 and 2002, the balance of unappropriated earnings was as follows:

	June 30, 2003	June 30, 2002
(A) Unappropriated earnings before 1997	$ 32,818	$ 157,057
(B) Unappropriated earnings since 1998		
A: 10% income tax unpaid balance	—	—
B: 10% income tax paid balance	—	10,889
	$ 32,818	$ 167,946

The Company's net income for the six-month periods ended June 30, 2003 and 2002 was $1,445,067 and $328,435, respectively. Adjustment of capital reserve due to the Company's disproportionate subscription to capital reserve gained on disposal of property, plant, and equipment by subsidiaries transferred to unappropriated earnings amounted to $6,301 and $149,037, respectively. As these amounts have not been approved by the shareholders, they can not be distributed as dividends.

(4) As of June 30, 2003 and 2002, the imputation tax credit account balance amounted to $36,750 and $20,756, respectively. The Company distributed 2001 undistributed earnings as dividends in accordance with the resolution adopted at the stockholders' meeting based on the resolution on June 28, 2002, and the date of dividends distribution was August 23, 2002 and the creditable ratio was 19.08%. As of December 31, 2002, the estimated creditable ratio was 2.31%. The amount of deductible tax distributable by the Company to its shareholders shall be limited to an amount not exceeding the amount of the imputation tax credit account balance on the date of distribution of the dividends. Accordingly, the actual creditable ratio for the distribution of 2002 undistributed earnings will be based on the imputation tax credit account balance up to the date of distribution of the dividends.

(5) According to R.O.C. SFC Ruling, the debit balance of $476,505 of stockholders' equity as of December 31, 2002, should be appropriated as special earnings reserve and not be distributed by the Company.

20. Treasury stock

(1) As of June 30, 2003 and 2002, the changes in treasury stock purchased by the Company were as follows:

Unit：In thousands of shares

	2003			
Purpose for acquisition	Beginning balance	Addition	Reduction	Ending balance
Maintaining the Company's credit rating and stockholders' equity	17,859	29,289	17,859	29,289

Unit：In thousands of shares

	2002			
Purpose for acquisition	Beginning balance	Addition	Reduction	Ending balance
Maintaining the Company's credit rating and stockholders' equity	5,671	−	−	5,671

(2) According to the R.O.C. Securities Exchange Law, the percentage of the number of shares of treasury stock shall not exceed 10% of the total shares of common stock issued by the Company and the total amount of treasury stock may not exceed the total amount of retained earnings, paid-in capital in excess of par value and realized capital reserve. As of June 30, 2003 and 2002, the balance of the cost of treasury stock purchased and then retired amounted to $287,969 and $58,543, respectively.

(3) In accordance with the R.O.C. Securities Exchange Law, treasury stock may not be pledged and does not have stockholders rights before the stock is transferred.

(4) According to the R.O.C. Securities Exchange Law, the treasury stock for maintaining credit rating of the Company and stockholders' equity should be retired within six months of acquisition.

21. Personnel expenses, depreciation and amortization

For the six-month periods ended June 30, 2003 and 2002, the personnel expenses, depreciation and amortization were as follows:

	2003		
	Belong to cost of goods sold	Belong to operating expenses	Total
Personnel expenses			
Payroll	$ 1,043,717	$ 885,176	$ 1,928,893
Insurance	61,933	57,030	118,963
Pension	79,089	55,169	134,258
Other	46,634	30,886	77,520
Depreciation	468,431	142,941	611,372
Amortization	9,500	34,747	44,247

	2002		
	Belong to cost of goods sold	Belong to operating expenses	Total
Personnel expenses			
Payroll	$ 970,983	$ 860,159	$ 1,831,142
Insurance	65,585	51,183	116,768
Pension	62,607	55,232	117,839
Other	53,232	35,267	88,499
Depreciation	480,134	163,743	643,877
Amortization	12,887	27,362	40,249

22. Deferred income tax and income tax expenses

(1) Adjustments for corporate income tax expenses and income tax payable were as follows:

	Six-month periods ended June 30,	
	2003	2002
Corporate income tax benefit before cumulative effect of changes in accounting principle	($ 313,753)	($ 252,108)
10% additional income tax Unappropriated earnings	332,347	280,089
	18,594	27,981
Income tax benefit due to cumulative effect of changes in accounting principle	—	(2,603)
Corporate income tax expenses	18,594	25,378
Net change in deferred income tax assets	(35,985)	2,594
Income tax on separately taxed income	—	(1)
Over provision of prior year's income taxes	21,132	594
Prepaid and income taxes withheld	(415)	(2,398)
Income tax payable	$ 3,326	$ 26,167

(2) The details of deferred income tax assets or liabilities resulting from temporary differences, loss carryforwards and investment tax credits were as follows:

	June 30, 2003		June 30, 2002	
Current items:	Amount	Tax effect	Amount	Tax effect
Temporary differences				
Bad debt expense over limit	$ 183, 141	$ 45, 785	$ 139, 550	$ 34, 888
Unrealized inventory obsolescence loss	1, 663	416	7, 125	1, 781
Expenses carried forward	12, 924	3, 231	18, 801	4, 700
Unrealized loss (gain) on foreign currency transactions	—	—	3, 627	907
Investment tax credits	—	200, 000	—	200, 000
		$ 249, 432		$ 242, 276
Non- current items:				
Temporary differences				
Expenses carried forward	$ 12, 985	$ 3, 246	$ 22, 400	$ 5, 600
Depreciation expenses	(2, 264, 580)	(566, 145)	(2, 323, 272)	(580, 818)
Investment income or loss	1, 050, 245	262, 561	1, 873, 298	468, 325
Pension cost	184, 254	46, 064	67, 697	16, 924
Loss carryforwards	—	—	1, 603, 936	400, 984
Investment tax credits	—	327, 205	—	35, 219
Valuation allowance	—	(12, 000)	—	(88, 899)
		$ 60, 931		$ 257, 335

(3) As of June 30, 2003, unused investment tax credits for purchase of machinery and equipment, research expenditure, personnel training expenditure and Stockholders' investment tax credits were $527,205, which will expire between 2003 and 2007.

(4) The Company's income tax returns for the years through 2000 have been assessed and approved by the Tax Authority. As of August 15, 2003, there were no disputes existing between the Company and the Tax Authority.

23.Basic earnings per common share

	Six-month periods ended June 30, 2003				
	Amount		Weighted average number of shares outstanding during the period (shares in thousands)	EPS (In NT dollars)	
	Before tax	After tax		Before tax	After tax
Net income	$ 1,463,661	$ 1,445,067	$ 3,422,648	$ 0.43	$ 0.42

	Six-month periods ended June 30, 2002				
	Amount		Weighted average number of shares outstanding during the period (shares in thousands)	EPS (In NT dollars)	
	Before tax	After tax		Before tax	After tax
Net income	$ 353,813	$ 328,435	$ 3,328,981	$ 0.11	$ 0.10

Note 5 Related-party transactions

1. Related parties and their relationship with the Company

Name of related parties	Relationship with the Company
Cayman President Holdings Ltd.	Subsidiary accounted for under the equity method
Uni - President Dream Parks Corp.	"
President Baseball Team Corp.	"
Nanlien International Corp.	"
President International Development Corp.	"
President Nisshin Corp.	"
President Kikkoman Inc.	"
President Chain Store Corp.	"
Ton Yi Industrial Corp.	"
TTET Union Corp.	"
President Packaging Corp.	"
Qware Systems & Services Corp.	"
Ztong Yee Industrial Co., Ltd.	"
Uni-President Cold-Chain Corp.	"
Retail Support International Corp.	"
Prince Housing & Development Corp.	The Company has a sent on the board of directors of Prince Housing & Development Corp.
Uni-President Vender Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted for under equity method)
Tung Ang Enterprises Corp.	"
Tung - Che Corp.	A subsidiary of Nanlien International Corp. (accounted for under equity method)
Tun Hsiang Enterprises Corp.	"
Tung - Yu Enterprises Corp.	"
Kuan Chang Enterprises Corp.	"
Tung Guan Egg Corp.	"
Tung - Chang Enterprises Corp.	"

2. Significant transactions with related parties

(a) Purchases

	Six-month periods ended June 30,			
	2003		2002	
	Amount	Percentage of net purchases	Amount	Percentage of net purchases
President Kikkoman Inc.	$ 380, 441	3%	$ 392, 139	4%
TTET Union Corp.	234, 123	2%	198, 159	2%
President Packaging Corp.	188, 391	2%	177, 901	2%
President Nisshin Corp.	182, 096	1%	144, 842	1%
Others (less than 10%)	227, 149	2%	273, 468	3%
	$ 1, 212, 200	10%	$ 1, 186, 509	12%

The terms of purchases and payments (due within one month) to the related parties were the same as for other suppliers except for the following companies:

(1)TTET Union Corp. closes its account at the end of each month, and pays within one week with post dated checks due within 30 – 45 days.
(2)Ton Yi Industrial Corp. pays its accounts within 50 days.
(3)President Nisshin Corp. pays its accounts within 15 days.

(b) Sales

	Six-month periods ended June 30,			
	2003		2002	
	Amount	Percentage of net sales	Amount	Percentage of net sales
Tung Ang Enterprises Corp.	$ 2, 516, 727	14%	$ 1, 924, 151	12%
Uni - President Cold - Chain Corp.	2, 053, 386	12%	1, 952, 900	12%
President Chain Store Corp.	721, 673	3%	1, 143, 131	7%
Others (less than 10%)	5, 657, 620	32%	5, 619, 863	35%
	$10, 949, 406	61%	$10, 640, 045	66%

The terms of collection period for the six-month periods ended June 30, 2003 were two weeks after sales to third parties, one month by notes to related parties and 60~75 days after sale for foodstuff and animal feed products and 10-15 days of soybean products, except that the collection period is two months for sales to the outlet channel corporations; one month for sales to the corporations that operate both in outlet channel and traditional channel; two weeks for sales to the corporations of traditional channel; 2 months for sales to Retail Support International Corp.; Uni-President Vender Corp. closes it's accounts 20 days within the end of each month; Tung Aug Enterprises Corp. closes it's accounts 10 days and remit in 40 days; Uni-President Cold Chain Corp. closes it's accounts 40 days within the end of each month; President Chain Store Corp.

closes it's accounts 30 days within the end of each month. Except for the collection period mentioned above, other terms of sales were the same to related and third parties.

(c) Purchases of investments

	Six-month periods ended June 30, 2003	2002
Qware Systems & Services Corp.	$ 22,543	$ –
Prince Housing & Development Corp.	22,542	–
	$ 45,085	$ –

The Company purchased each 1,518,000 shares of President Information Corp. from Qware Systems & Services Corp. and Prince Housing & Development Corp. at negotiated prices.

(d) Purchases of property, plant and equipment

	Items	Six-month periods ended June 30, 2003	2002
Qware Systems & Services Corp.	Furniture and fixtures	$ 44,151	$ 17,269
Others (Less than 10%)	Transportation equipment, Furniture and fixtures, and other equipment.	4,191	2,400
		$ 48,342	$ 19,669

The Company purchased above fixed assets from related parties at negotiated prices.

(e) Disposal of property, plant and equipment

	Six-month periods ended June 30, 2003			2002		
	Selling price	Book value	Gain	Selling price	Book value	Gain
Nanlien International Corp.	$ 5,680	$ 1,459	$ 4,221	$ –	$ –	$ –
Retail Support International Corp.	1,412	1,329	83	50,755	50,755	–
Uni - President Cold - Chain Corp.	–	–	–	257,557	255,748	1,809
Others (Less than 10%)	613	616	(3)	3,004	3,313	(309)
	$ 7,705	$ 3,404	$ 4,301	$ 311,316	$ 309,816	$ 1,500

The Company sold fixed assets to related parties at negotiated price.

(f) Rental income

	Collection frequency	Six-month periods ended June 30, 2003	2002
Uni - President Vender Corp.	Monthly	$ 55,010	$ 69,699
Retail Support International Corp.	Monthly	26,478	36,142
Uni-President Cold-Chain Corp.	Monthly	16,006	18,700
Others (less than 10%)	Monthly	47,771	46,205
		$ 145,265	$ 170,746

Rent is are charged based on the existing lease agreements at negotiated prices.

(g) Other income

	Six-month periods ended June 30, 2003	Six-month periods ended June 30, 2002
Management and technical consultancy fees:		
Tung Ang Enterprises Corp.	$ 13,525	$ 12,670
Ztong Yee Industrial Co., Ltd.	12,600	12,600
Others (less than 10%)	76,215	76,497
	102,340	101,767
Other income:		
Tun Hsiang Enterprises Corp.	18,998	22,907
Tung-Yu Enterprises Corp.	20,475	21,704
Others (less than 10%)	104,829	99,531
	144,302	144,142
	$ 246,642	$ 245,909

(h) Processing expenses

	Six-month periods ended June 30, 2003	Six-month periods ended June 30, 2002
TTET Union Corp.	$ 80,688	$ 47,203

(i) Other expenses

	Six-month periods ended June 30, 2003	Six-month periods ended June 30, 2002
Advertisement expenses:		
Uni-President Dream Parks Corp.	$ 212,740	$ 228,056
President Baseball Team Corp.	38,667	43,457
Others (less than 10%)	45,013	39,338
	296,420	310,851
Other expenses:		
Uni-President Cold-Chain Corp.	71,991	91,143
Kuan Chang Enterprises Corp.	45,278	44,148
Qware Systems & Services Corp.	18,151	25,347
Others (less than 10%)	71,837	57,184
	207,257	217,822
	$ 503,677	$ 528,673

(j) Notes receivable

	June 30, 2003		June 30, 2002	
	Amount	Percentage	Amount	Percentage
Tung – Che Corp.	$ 22, 779	3%	$ 16, 443	2%
Tung Guan Egg Corp.	7, 739	1%	1, 244	—
Tung – Chang Enterprises Corp.	—	—	4, 546	—
Others (less than 10%)	2, 181	—	13, 267	2%
	$ 32, 699	4%	$ 35, 500	4%

(k) Accounts receivable

	June 30, 2003		June 30, 2002	
	Amount	Percentage	Amount	Percentage
Tun Ang Enterprises Corp.	$ 814, 062	21%	$ 686, 019	15%
Uni - President Cold - Chain Corp.	438, 597	11%	809, 963	18%
Retail Support International Corp.	283, 393	7%	84, 837	2%
President Chain Store Corp.	102, 856	3%	459, 401	10%
Others (less than 10%)	1, 316, 603	33%	1, 232, 118	27%
	$2, 955, 511	75%	$3, 272, 338	72%

(l) Other receivables

	June 30, 2003		June 30, 2002	
	Amount	Percentage	Amount	Percentage
Tung Ang Enterprises Corp.	$ 46, 783	14%	$ 48, 955	15%
President Kikkoman Inc.	12, 979	4%	10, 423	3%
Ztong Yee Industrial Co., Ltd.	12, 600	4%	12, 600	4%
Uni-President Cold-Chain Corp.	2, 121	—	17, 702	6%
Others (less than 10%)	23, 251	7%	36, 744	12%
	$ 97, 734	29%	$126, 424	40%

(m) Accounts payable

	June 30, 2003		June 30, 2002	
	Amount	Percentage	Amount	Percentage
President Kikkoman Inc.	$ 75, 207	4%	$ 71, 445	5%
TTET Union Corp.	52, 498	3%	46, 834	3%
President Packaging Corp.	37, 708	2%	40, 921	3%
President Nisshin Corp.	25, 199	1%	27, 912	2%
Others (less than 10%)	44, 227	2%	45, 693	2%
	$234, 839	12%	$232, 805	15%

(n) Accrued expenses

	June 30, 2003		June 30, 2002	
	Amount	Percentage	Amount	Percentage
Uni-President Cold-Chain Corp.	$ 45, 609	3%	$ 71, 744	5%
Tun Hsiang Enterprises Corp.	35, 382	3%	12, 550	–
Uni-President Dream Parks Corp.	34, 280	3%	71, 908	5%
Others (less than 10%)	236, 491	17%	187, 948	14%
	$351, 762	26%	$344, 150	24%

3. Contingent liabilities and commitments

(1) The amount endorsed and guaranteed for related parties were as follows:

	June 30, 2003	June 30, 2002
Cayman President Holdings Ltd.	$13, 896, 701	$13, 562, 595
President International Development Corp.	3, 300, 000	2, 800, 000
Others (less than 10%)	8, 536, 843	8, 645, 557
	$25, 733, 544	$25, 008, 152

(2) On August 24, 1998, the Company and seven other companies (including the Prince Housing & Development Corp.) jointly purchased a parcel of land (located Shin-Yi District Let No.6) with area of 9,643 m^2 from the Ministry of National Defense. The Company shared 20% ownership of the land. According to the "PEC National Building Construction Construct" dated November 6, 1998, the Company will contribute 20% of the capital in cash and share the obligation and rights accordingly.

(3) In July 2000, President Chain Store Corp. signed a perpetual technical cooperation contract (the Contract) with the Southland Corporation. Under the terms of the Contract the Company agrees that:

(A) The Company guarantees that President Chain Store Corp. will fulfill all payments or other obligation to Southland Corporation due under the Contract.

(B) Without the written approval of Southland Corporation in advance, the Company may not sell, transfer, or pledge the ownership or the assets of President Chain Store Corp.

(C) The Company should maintain no less than 45% ownership of President Chain Store Corp. In May 2001, the minimal ownership was revised to 40%.

Note 6 PLEDGED ASSETS

As of June 30, 2003 and 2002, the pledged assets were as follows:

Assets	Usage	June 30, 2003	June 30, 2002
Land	Revolving credit facility	$ 1,178,480	$ 1,174,808
Buildings-net	Revolving credit facility	368,600	395,669
Machinery and equipment-net	Revolving credit facility	17	115
		$ 1,547,097	$ 1,570,592

Note 7 CONTINGENT LIABILITIES AND COMMITMENTS

1. As of June 30, 2003 and 2002, the remaining balance due for construction in progress and advance to suppliers were as follows:

	June 30, 2003	June 30, 2002
Construction in progress	$ 678,682	$ 904,522
Advance to suppliers	275,301	311,083
	$ 953,983	$ 1,215,605

2. As of June 30, 2003, and 2002, total letters of credit outstanding were $868,164 and $572,862, respectively.

3. In August 2000, the Company signed a $1,5000,000 5-year syndicated credit facility agreement from October 5, 2000 to October 5, 2005 led by United World Chinese Commercial Bank, Taiwan Land Bank and Taiwan Industrial Bank. Under the terms of the loan agreement, the Company agrees that:
   (1) The current ratio shall be above 70%.
   (2) The debt to equity ratio shall be below 100%.
   (3) The ratio of liabilities and amount of guarantee to tangible net worth shall be below 150%.
   (4) Any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization and sale, transfer, lease, and other arrangements of major assets shall require written consent from bank syndication.

4. The Company borrowed $800,000 from China Development Industrial Bank under a 3-year term loan agreement from November 15, 2001 to November 15, 2004 (However, the credit period is from March 25, 2002 to March 25, 2005.). Under the terms of the loan agreement the Company agrees that:
   (1) The current ratio shall be above 70%.
   (2) The debt to equity ratio shall be below 150%.
   (3) If the ratios mentioned above do not meet the requirements, the Company should improve it within six months.

5. In June 2001, the Company signed a $6,000,000 5-year syndicated credit facilities, including Note issuance facilities and Unsecured bank loans from June 28, 2001 to June 28, 2006 led by International Commercial Bank of China and Chiao Tung Bank. Under the terms of the loan agreement, the Company agrees that：

(1) The current ratio shall be above 80%.

(2) The debt to equity ratio shall be below 100% from 2000, retroactively.

(3) If the ratios mentioned above do not meet the requirements, the Company should improve it before June 30 of the following year.

(4) Any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization shall be notified to the management bank. The lead bank may call a meeting of the leaders to discuss the above events as needed.

6. In September 2002, the Company signed a $6,000,000 5-year syndicated credit facilities, including Note issuance facilities and unsecured bank loans from September 18, 2002 to September 18, 2007 led by Taiwan Bank, BNP PARIBAS, DBS Bank and Standard Chartered Bank. Under the terms of the loan agreement, the Company agrees that：

(1) The year-end audited consolidated tangible stockholder's equity shall not be less than $30,000,000.

(2) The debt to equity ratio computed from the year-end non-consolidated audited financial statements shall not be above 150%.

(3) The interest coverage ratio computed from the year-end non-consolidated audited financial statements shall not be below 200%.

(4) The current ratio computed from the year-end non-consolidated audited financial statements shall not be below 80%.

7. In March 2003, the Company borrowed $300,000 from Far Eastern International Bank with a 2-year term loan agreement from October 29, 2002 to October 29, 2004. under the terms of the loan agreement, the Compnay agrees that:

(1) The current ratio shall be above 80%.

(2) The debt to equity to equity ratio shall be below 100%.

(3) If the ratios mentioned above do not meet the requirements, the Company should improve them within six months.

8. As approved by the shareholders' meeting, the Company issued 50,000,000 shares of Global Depositary Shares (GDS) by means of issuing the first overseas registered common stocks on April 10, 1992. The proceeds from the issuance of GDSs were collected on November 24, 1992. The holders of GDSs, have the same rights and responsibilities as those of holders of common shares. Under current ROC law and the "Description of Global Depositary Receipts", the special agreements are as follows:

(1) Exercise of voting rights

Holders of GDSs will not have the right to exercise voting rights with respect to the underlying common shares. However, if the Depositary receives identical instructions with respect to any matter to be voted on at such meeting from holders of at least 51% of the GDSs, the Depositary will in respect of such matter vote all common shares represented by GDSs in accordance with such instructions insofar as practicable and permitted under applicable law and the Articles of Incorporation of the Company.

(2) The conversion method of GDSs

Under the conversion method, current shares represented by GDSs may be withdrawn by holders of GDSs. After the expiration of a three-month period after the closing of the GDS offering, a holder of GDSs may request the Depositary to sell or cause to be sold on behalf of such holder the common shares represented by such GDSs through TSE.

(3) Dividends

The holders of the GDSs have the same right to receive dividends as the holders of registered common shares.

Note 8 SIGNIFICANT LOSS OF NATURAL DISASTER: None.

Note 9 SIGNIFICANT SUBSEQUENT EVENT: None.

Note 10 OTHER:

1.INFORMATION OF DERIVATIVE FINANCIAL INSTRUMENTS

(1) The information of the Interest Rate Swap Contracts for the six-month periods ended June 30, 2003 and 2002, is disclosed as follows (units in the thousands of currencies indicated) :

a. Contract amount or notional principals amount and credit risk

	June 30, 2003		June 30, 2002	
Derivative financial instruments	Contract amount (Notional principal amount)	Credit risk	Contract amount (Notional principal amount)	Credit risk
Interest Rate Swap Contracts	$ 1,800,000	$ –	$ –	$ –

The credit risk stated above represents the ultimate loss from the Interest Rate Swap Contracts if settled at the balance sheet date and defaulted by the counterparts. However, as the counterparties are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The main purpose of holding derivative financial instruments is for hedging. Gain or loss resulted from the fluctuation of market interest rates will be offset by the gain or loss incurred from the underlying hedged items. Accordingly, the market risk is immaterial.

c. Liquidity risk, cash flow risk and amount, timing and uncertainty of future cash demand

The purpose of holding derivative financial instruments is for hedging. Due to the interest and exchange rate on the contracts is certainty that the working capital of the company is sufficient. Accordingly, the liquidity risk is low.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives

(a). Transaction terms:

On December 16, 2002 , the company signed a contract agreeing to pay or receive semi-annually the difference between floating and fixed interest rate during the 5-year period of the contract in 1,800,000.

(b). The company sign the Interest Rate Swap Contract to hedge the effects of secured domestic bonds denominated from fluctuations of interest and exchange rates. The hedging instruments are derivative financial instruments with inverse relationships with the market value of the hedged positions and they are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements

The liabilities and assets resulted from the Interest Rate Swap Contracts were offset. As of June 30, 2003, net assets resulted from the Interest Rate Swap Contracts are immaterial and not recorded.

f. Fair value of the derivative financial instruments

	June 30, 2003		June 30, 2002	
Derivative financial instruments	Book Value	Fair Value	Book Value	Fair Value
Interest Rate Swap Contracts	$ —	($ 8,812)	$ —	$ —

(2) FAIR VALUE OF NON–DERIVATIVE FINANCIAL INSTRUMENTS

	June 30, 2003		June 30, 2002	
	Book value	Fair value	Book value	Fair value
Financial assets				
Financial assets with the same fair and book value	$ 5, 124, 691	$ 5, 124, 691	$ 5, 574, 748	$ 5, 574, 748
Short – term investments	—	—	8, 000	8, 000
Long – term investments	47, 882, 317	58, 112, 374	47, 531, 248	58, 021, 460
Guaranteed deposits	83, 099	83, 099	85, 457	85, 457
Long – term receivables	23, 179	23, 179	32, 857	32, 857
Financial liabilities				
Financial liabilities with the same fair and book value	7, 881, 293	7, 881, 293	7, 948, 172	7, 948, 172
Bonds payable	1, 800, 000	1, 800, 000	—	—
Long – term loans	19, 096, 862	19, 096, 862	21, 925, 791	21, 925, 791
Long – term payables	14, 000	14, 000	—	—
Long-term liabilities under capital lease	158, 079	158, 079	171, 707	171, 707
Provision for retirement plan	1, 060, 351	1, 717, 134	523, 190	1, 352, 374
Customers' deposits	72, 986	72, 986	63, 936	63, 936

The methods and assumptions applied on the fair values of financial instruments are summarized as follows:

(1) The due dates of short-term financial instruments are near the balance sheet date. Accordingly, the fair value of short-term financial instruments are estimated based on the amount at the balance sheet which include the accounts of cash and cash equivalents, notes and accounts receivable, other receivables, short-term loans, commercial paper payable, notes and accounts payable, income tax payable, accrued expenses, other payables, liabilities under capital lease and current portion of long-term liabilities.

(2) Short-term investments:

The fair value of mutual funds are estimated based on the net worth at the balance sheet date.

(3) The fair value of long-term investments are based on the market value. The fair value of those without any market values are based on the net equities of the investee companies. The fair value of long-term investments are based on the fair value as of June 30, 2003 and 2002, respectively.

(4) The fair value of guaranteed deposits and long-term receivables is based on the discounted value of expected future cash inflow and the discount rate is based on the fixed rate of the one year time deposit in the post office as of June 30, 2003 and 2002, respectively.

(5) The fair value of bonds payable, long-term loans, long-term payables, long-term liabilities under capital lease and customers' deposits is based on the discounted value of expected future cash inflow and the discount rate is based on the rate of similar long-term loans as of June 30, 2003 and 2002, respectively.

(6) The fair value of provision for retirement plan is measured according to the funding status presented on the actuarial report measured at November 30, 2002 and 2001 and adjusted for net pension cost, provision and payment of pension fund occurred during the six month periods ended June 30, 2003 and 2002.

(3) PRESENTATION OF FINANCIAL STATEMENTS:

Certain accounts in the June 30, 2002 financial statements have been reclassified to conform with the presentation adopted for the June 30, 2003 financial statements.

Note. 11 Additional Disclosures Information

1.Significant Transactions Information (For the six-month periods ended June 30, 2003)

(1) Financing activities with any one company or person (Units in thousands of currencies indicated)

Number	Name	Name of counterparty	Account	Maximum balance during the period	Balance at June 30, 2003	Interest rate	Nature of financing activity (Note 4)	Total transaction volume	Reason for short-term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Loan limit per entity	Maximum amount available for loan
1	President International Trade and Investment Corp.	Kai Yu Investment (BVI) Co., Ltd.	Other receivables	US$ 850	US$ 550	-	2	$ -	Business turn	$ -	-	$ -	US$ 45,000	US$ 46,632 (Note 1)
2	Cayman President Holdings Ltd.	Prospect Top Development Ltd.	Receivables— related party	US 7,326	US 7,326	-	2	-	Investment loan	-	-	-	US 10,000	US 18,193 (Note 1)
3	President Global Corp.	President East Co.	Notes receivable	US 200	US 200	6.00%	1	US 175 (sales)	-	-	-	-	US 3,000	US 4,000 (Note 1)
		Tungpec Inc.	Notes receivable	US 40	US 40	-	1	US 147 (sales)	-	-	-	-	US 3,000	US 4,000 (Note 1)
4	Uni-President Dream Parks Corp.	Uni–Oao Travel Services Corp.	Other receivables	2,000	2,000	-	2	-	Business turn	-	-	-	10,000	14,355 (Note 1)
5	President Asian Enterprises Inc.	The Torgan Group	Other receivables	CAN 6,088	CAN 1,217	7.06%	2	-	Investment loan	-	Land and Buildings second mortgage	CAN 1,750	CAN 10,000	CAN 20,000 (Note 1)
6	President Chain Store Corp.	Uni-President Yellowhat Corp.	Other receivables	5,000	5,000	2.89%	2	-	Business turn	-	-	-	(Note 2)	4,893,818 (Note 1)
7	Ton-Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	Other financial assets	835,915	307,776	-	1	2,064,963 (sales)	-	-	-	-	4,213,850	8,427,699 (Note 3)

Number	Name	Name of counterparty	Account	Maximum balance during the period	Balance at June 30, 2003	Interest rate	Nature of financing activity (Note 4)	Total transaction volume	Reason for short-term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Loan limit per entity	Maximum amount available for loan
8	Nella Ltd.	Prospect Top Development Ltd.	Other receivables	US$ 3,297	US$ 3,297	-	2	-	Investment loan	US$ 313	-	$ -	200,000	$ 300,000 (Note 1)
		Tunnel 88 International Marketing Corp.	Other receivables	US 214	US 214	-	2	-	Investment loan	-	-	-	200,000	300,000 (Note 1)
		Tunnel International Marketing Corp.	Other receivables	US 10	US 10	-	2	-	Investment loan	-	-	-	200,000	300,000 (Note 1)
9	Cayman Nanlien Holdings Ltd.	Nella Ltd.	Other receivables	US 3,607	US 3,607	-	2	-	Business turn	-	-	-	200,000	300,000 (Note 1)
10	President International Investment (BVI) Co., Ltd.	Hong Kong Xiang Lu Industries Ltd.	Receivable– related party	US 8,509	US 8,509	-	2	-	Investment loan	-	-	-	US 80,000	US 100,000 (Note 1)
11	Cayman Ton Yi Industrial Holdings Ltd.	Hong Kong Ton Yi Industrial Holdings Ltd.	Other receivables	US 5,021	US 5,002	-	2	-	Business turn	-	-	-	4,213,850	8,427,699 (Note 2)
		Cayman Fujian Ton Yi Holdings Ltd.	Other receivables	US 26	US 26	-	2	-	Business turn	-	-	-	4,213,850	8,427,699 (Note 2)
		Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	Other receivables	US 20	US 20	-	2	-	Business turn	-	-	-	4,213,850	8,427,699 (Note 2)
		Chengdu Ton Yi Industrial Packaging Corp.	Other receivables	US 3,834	-	-	1、2	US 64 (sales)	Business turn	-	-	-	4,213,850	8,427,699 (Note 2)

Number	Name	Name of counterparty	Account	Maximum balance during the period	Balance at June 30, 2003	Interest rate	Nature of financing activity (Note 4)	Total transaction volume	Reason for short-term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Loan limit per entity	Maximum amount available for loan
12	RFM President Enterprises Corp.	RFM President Land Corp.	Other receivables	PESO$ 45, 650	PESO$45, 650	7. 00%	2	$ -	Investment loan	$ -	-	$ -	PESO$80, 000	PESO$ 70, 977 (Note 1)
13	President Life Sciences	A-spine Holdings Group Corp.	Other receivables	US 2, 000	US 2, 000	-	2	-	Investment loan	-	-	-	US 80, 000	US 100, 000 (Note 1)
	Cayman Co., Ltd.	Aura Biosystems Inc.	Other receivables	US 1, 000	US 1, 000	-	2	-	Investment loan	-	-	-	US 80, 000	US 100, 000 (Note 1)
14	Hong Kong Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Other receivables	US 3, 833	US 3, 833	-	2	-	Business turn	-	-	-	4, 213, 850	8, 427, 699 (Note 2)
15	Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 3, 833	US 3, 833	-	2	-	Business turn	-	-	-	4, 213, 850	8, 427, 699 (Note 2)
		Chengdu Ton Yi Industrial Packaging Corp.	Other receivables	US 986	-	-	1、2	US 1, 178 (sales)	Business turn	-	-	-	4, 213, 850	8, 427, 699 (Note 2)
16	Wuxi Ton Yi Industrial Packaging Corp.	Chengdu Ton Yi Industrial Packaging Corp.	Other receivables	US 2, 572	US 32	-	1、2	US 6 (sales) US 418 (purchases)	Business turn	-	-	-	4, 213, 850	8, 427, 699 (Note 2)
		Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 14	-	-	1、2	US 810 (sales) US 4, 361 (purchases)	Business turn	-	-	-	4, 213, 850	8, 427, 699 (Note 2)

(Note 1) In accordance with the regulations "Financing activities with any one company or person", the loan requires the board of directors' approval and should be reported at the stockholder's meeting.

(Note 2) The maximum amount available for loan of President Chain Store Corp. is 40% of its net worth； the maximum amount for trading partner is $100,000； the maximum amount for any one entity is $50,000.

(Note 3) The maximum amount available for loan of Ton Yi Industrial Corp. and its subsidiaries is 50% of its net worth, while the maximum amount for any one entity is 25%.

(Note 4) The following code represents the character of financing activities with other:

1. Trading partner.

2.Short-term financing.

(2) The Company provided the following endorsement and guarantee to third parties (Units in thousands of currencies indicated):

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 15)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 6/30/2003	Balance secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0	Uni-President Enterprises Corp.	Cayman President Holdings Ltd.	2	$ 20,447,633	$ 14,158,712	$ 13,896,701	$ -	33.98	$ 40,895,266	(Note 1)
0		President International Development Corp.	2	20,447,633	3,300,000	3,300,000	-	8.07	40,895,266	(Note 1)
0		Kai Yu (BVI) Investment Co., Ltd.	3	20,447,633	2,240,648	2,240,648	-	5.48	40,895,266	(Note 1)
0		Kai Yu Investment Co., Ltd.	2	20,447,633	1,493,000	1,265,000	-	3.09	40,895,266	(Note 1)
0		President International Investment (BVI) Co., Ltd.	3	20,447,633	779,811	674,040	-	1.65	40,895,266	(Note 1)
0		Tone Sang Construction Corp.	2	20,447,633	670,000	670,000	-	1.64	40,895,266	(Note 1)
0		President Asia Enterprises Inc.	3	20,447,633	605,850	605,850	-	1.48	40,895,266	(Note 1)
0		Uni-President Vietnam Co., Ltd.	3	20,447,633	522,000	522,000	-	1.28	40,895,266	(Note 1)
0		Uni-Splendor Corp.	6	20,447,633	475,000	475,000	-	1.16	40,895,266	(Note 1)
0		Uni-President (Thailand) Ltd.	3	20,447,633	440,000	440,000	-	1.08	40,895,266	(Note 1)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 15)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 6/30/2003	Balance secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0		Uni-President (USA) Inc.	3	$ 20,447,633	$ 348,000	$ 348,000	$ -	0.85	$ 40,895,266	(Note 1)
0		Ztong Yee Industrial Co., Ltd.	6	20,447,633	310,000	310,000	-	0.76	40,895,266	(Note 1)
0		President Pharmaceutical Corp.	2	20,447,633	210,000	210,000	-	0.51	40,895,266	(Note 1)
0		Uni-President Glass Industrial Co., Ltd.	2	20,447,633	200,000	200,000	-	0.49	40,895,266	(Note 1)
0		Century Quick Service Restaurant Corp.	3	20,447,633	200,000	150,000	-	0.37	40,895,266	(Note 1)
0		President International Trade and Investment Corp.	2	20,447,633	104,430	103,965	-	0.25	40,895,266	(Note 1)
0		Presitex Co., Ltd.	3	20,447,633	96,940	96,940	-	0.24	40,895,266	(Note 1)
0		President Packaging Corp.	1	20,447,633	60,341	59,320	-	0.15	40,895,266	(Note 1)
0		President Entertainment Corp.	2	20,447,633	50,000	50,000	-	0.12	40,895,266	(Note 1)
0		President Global Corp.	2	20,447,633	35,080	35,000	-	0.09	40,895,266	(Note 1)
0		President Baseball Team Corp.	2	20,447,633	34,000	34,000	-	0.08	40,895,266	(Note 1)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 15)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 6/30/2003	Balance secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0		Pcyber Com. Co., Ltd.	2	$ 20,447,633	$ 30,000	$ 30,000	$ -	0.07	$ 40,895,266	(Note 1)
0		Uni－President (Philippines) Corp.	3	20,447,633	17,080	17,080	-	0.04	40,895,266	(Note 1)
1	Cayman President Holdings Ltd.	PT ABC President Enterprises Indonesia	6	US 22,742	US 2,848	US 2,848	-	6.26	US 45,483	(Note 2)
2	Kai Yu Investment Co., Ltd.	Uni-President Enterprises Corp.	4	176,808	2,000	2,000	-	0.57	353,615	(Note 3)
3	Nanlien	Nella Ltd.	3	500,000	51,350	41,590	-	3.27	1,000,000	(Note 4)
3	International Corp.	Lien Lu Enterprises Corp.	3	500,000	30,000	30,000	-	2.36	1,000,000	(Note 4)
3		Union Chinese Corp.	3	500,000	30,000	30,000	-	2.36	1,000,000	(Note 4)
3		Tung Yu Enterprises Corp.	3	500,000	25,500	15,500	-	1.22	1,000,000	(Note 4)
3		Wei Lian Enterprises Corp.	3	500,000	12,850	10,000	-	0.79	1,000,000	(Note 4)
3		Tung Jun International Corp.	3	500,000	6,000	6,000	-	0.47	1,000,000	(Note 4)
3		Uni-President Enterprises Corp.	4	500,000	2,000	2,000	-	0.16	1,000,000	(Note 4)
3		Cheng Miao Industrial	1	500,000	1,800	1,800	-	0.14	1,000,000	(Note 4)
3		Tung Lien Enterprises Corp.	1	500,000	1,600	1,000	-	0.08	1,000,000	(Note 4)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 15)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 6/30/2003	Balance secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
4	President International Development Corp.	President Medical Technologies Corp., Ltd.	6	$ 637,168	$ 118,093	$ 60,000	$ -	0.47	$ 2,548,674	(Note 5)
4		Presitex Co., Ltd.	3	637,168	14,655	14,655	-	0.12	2,548,674	(Note 5)
4		President International Investment (BVI) Co., Ltd.	3	637,168	US 2,500	-	-	-	2,548,674	(Note 5)
5	Tung Ho Development Co., Ltd.	Gu Hsiang Corp.	3	194,476	98,000	98,000	-	20.16	243,095	(Note 6)
6	President Chain Store Corp.	Mech-President Co., Ltd.	3	2,446,909	720,000	670,000	-	5.48	6,117,273	(Note 7)
6		President Transnet Corp.	3	2,446,909	510,000	510,000	-	4.17	6,117,273	(Note 7)
6		President Drugstore Business Corp.	3	2,446,909	320,000	320,000	-	2.62	6,117,273	(Note 7)
6		Philippine Seven Corp.	3	2,446,909	US 2,000 PESO 160,000	US 2,000 PESO 160,001	-	1.41	6,117,273	(Note 7)
6		President Chain Store (BVI) Holdings Ltd.	3	2,446,909	US 3,500	US 3,500	-	0.99	6,117,273	(Note 7)
6		President Packaging Corp.	6	2,446,909	62,438	62,087	-	0.51	6,117,273	(Note 7)
6		President Yamako Corp.	3	2,446,909	35,000	-	-	-	6,117,273	(Note 7)

Endorser		Endorsee						
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 15)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 6/30/2003	Balance secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement
7	Ton-Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	3	$ 11,798,779	US$ 153,683	US$ 105,170	$ -	21.63	$ 11,798,779 (Note 8)
7		Fujian Ton Yi Tinplate Co., Ltd.	3	11,798,779	US 12,526	US 10,000	-	2.06	11,798,779 (Note 8)
7		Wuxi Ton Yi Industrial Packaging Corp.	3	11,798,779	US 160,700	US 9,950	-	2.05	11,798,779 (Note 8)
7		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,798,779	US 15,000	US 6,500	-	1.34	11,798,779 (Note 8)
7		Chengdu Ton Yi Tinplate Co., Ltd.	3	11,798,779	US 4,000	US 2,000	-	0.41	11,798,779 (Note 8)
8	Kai Yu (BVI) Investment Co., Ltd.	Shanghai President Coffee Co., Ltd.	6	US 9,619	US 3,150	US 3,150	-	16.37	US 19,238 (Note 9)
9	President Hotel Inc.	President Asian Enterprises Inc.	3	CAN 20,000	CAN 18,000	CAN 18,000	CAN 18,000	-	CAN 40,000 (Note 10)
10	President Chain Store (BVI) Holdings Ltd.	Shanghai President Coffee Co., Ltd.	6	US 8,877	US 3,500	US 3,500	-	7.89	US 22,192 (Note 11)
11	Cayman Ton Yi Industrial Holdings Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,798,779	US 44,743	US 17,500	-	(Note 12)	11,798,779 (Note 12)
11		Fujian Ton Yi Tinplate Co., Ltd.	3	11,798,779	US 36,750	US 16,000	-	(Note 12)	11,798,779 (Note 12)

Endorser		Endorsee												
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 15)		Endorsement limit for a single entity		The highest balance during the period		The outstanding balance at 6/30/2003		Balance secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company		Maximum amount of endorsement	
11		Chengdu Ton Yi Industrial Packaging Corp.	3	$	11,798,779	US$	6,830	US$	6,830	$	-	(Note 12)	$	11,798,779	(Note 12)
11		Wuxi Ton Yi Industrial Packaging Corp.	3		11,798,779	US	2,450	US	2,450		-	(Note 12)		11,798,779	(Note 12)
12	President Enterprises (China) Investment Co., Ltd.	Beijing President Enterprises Drinks & Food Co., Ltd.	3	RMB	675,110	RMB	100,000	RMB	100,000		-	4.44	RMB	1,350,230	(Note 13)
		Xinjiang President Enterprises Food Co., Ltd.	3	RMB	675,110	RMB	21,530	RMB	21,530		-	0.96	RMB	1,350,230	(Note 13)
		Tianjiang President Enterprises Food Co., Ltd.	3	RMB	675,110	RMB	23,180	RMB	19,040		-	0.85	RMB	1,350,230	(Note 13)
		Hefei President Enterprises Co., Ltd.	3	RMB	675,110	RMB	7,000	RMB	2,980		-	0.13	RMB	1,350,230	(Note 13)
		Qingdo President Feed & Livestock Co., Ltd.	3	RMB	675,110	RMB	2,000	RMB	2,000		-	0.09	RMB	1,350,230	(Note 13)
13	Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	3		11,798,779	US	24,715	US	24,715		-	5.08		11,798,779	(Note 12)
14	Jiangsu Ton Yi Tinplate Co., Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	3		11,798,779	US	16,625	US	16,625		-	3.42		11,798,779	(Note 12)

Endorser		Endorsee											
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 15)	Endorsement limit for a single entity		The highest balance during the period		The outstanding balance at 6/30/2003		Balance secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
14		Wuxi Ton Yi Industrial Packaging Corp.	3	$	11, 798, 779	US$	6, 556	US$	5, 631	$ -	1. 16	$ 11, 798, 779	(Note 12)
15	Wuxi Ton Yi Industrial Packaging Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	3		11, 798, 779	US	12, 682	US	12, 682	-	2. 61	11, 798, 779	(Note 12)
		Fujian Ton Yi Tinplate Co., Ltd.	3		11, 798, 779	US	4, 737	US	4, 737	-	0. 97	11, 798, 779	(Note 13)
15	Chengdu Ton Yi Industrial Packaging Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	3		11, 798, 779	US	8, 179	US	8, 179	-	1. 68	11, 798, 779	(Note 13)
16	Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB	117, 250	RMB	46, 000	RMB	26, 000	-	6. 65	RMB 234, 510	(Note 14)
16		Shenyang President Enterprises Co., Ltd.	3	RMB	117, 250	RMB	20, 000	RMB	20, 000	-	5. 12	RMB 234, 510	(Note 14)
16		Xinjiang President Enterprises Food Co., Ltd.	3	RMB	117, 250	RMB	5, 000		-	-	-	RMB 234, 510	(Note 14)
17	Guangzhou President Enterprises Co., Ltd.	Fuzhou President Enterprises Co., Ltd.	3	RMB	74, 545	RMB	60, 000	RMB	50, 000	-	20. 12	RMB 149, 090	(Note 14)
18	Wuhan President Enterprises Food Co., Ltd.	Shenyang President Enterprises Co., Ltd.	3	RMB	89, 655	RMB	48, 000	RMB	30, 000	-	10. 04	RMB 179, 310	(Note 14)

Endorser		Endorsee							
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 15)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 6/30/2003	Balance secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement
18		Nanchang President Enterprises Co., Ltd.	3	RMB$ 89,655	RMB$ 15,000	RMB$ 10,000	$ -	3.35	RMB$ 179,310 (Note 14)
19	Shenyang President Enterprises Co., Ltd.	Harbin President Enterprises Co., Ltd.	3	RMB 47,355	RMB 20,000	RMB 5,000	-	3.17	RMB 94,710 (Note 14)

(Note 1) The total amount of transactions of endorsement equal to 100% of the Company's net worth, and the limit of transactions of endorsement for any single entity is 50% of the Company's net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 2) The total amount of transactions of endorsement equal to 100% of its net worth for Cayman President Holdings Ltd. , and the limit of transactions of endorsement for any single entity is 50% of the its net worth, and all of the related businesses are to be submitted to the Board of directors' meeting for reference.

(Note 3) The total amount of transactions of endorsement equal to 100% of its net worth for Kai Yu Investment Co., Ltd , and the limit of transactions of endorsement for any single entity is 50% of the its net worth, and all of the related businesses are to be submitted to the Board of directors' meeting for reference.

(Note 4) The total amount of transactions of endorsement for Nanlien International Corp. Ltd. is $1,000,000, and the limit of transactions of endorsement for any single entity is $500,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 5) The total amount of transactions of endorsement equal to 20% of its net worth for President International Development Corp. and the limit of transactions of endorsement for any single entity is 5% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 6) The total amount of transactions of endorsement equal to 50% of its net worth for Tung Ho Development Co., Ltd. and the limit of transactions of endorsement for any single entity is 40% of the its net worth, and all of the related business are to be submitted to stockholders' meeting for reference.

(Note 7) The total amount of transactions of endorsement equal to 50% of its net worth for President Chain Store Corp. and the limit of transactions of endorsement for any single entity is 20% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 8) The total amount of transactions of endorsement equal 70% of its net worth for Ton Yi Industrial Corp. and the limit of transactions of endorsement for any single entity is 70% of its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 9) The total amount of transactions of endorsement equal to 100% of its net worth for Kai Yu Investment (BVI) Co., Ltd. and the limit of transactions of endorsement for any single entity is 50% of the its net worth, and all of the related business are to be submitted to the Board of directors' meeting for reference.

(Note10)The total amount of transactions of endorsement for President Hotel Inc. is CAN$40,000, and the limit of transactions, of endorsement for any single entity is CAN$20,000, and all of the related businesses are to be submitted to the Board of directors' meeting for reference.

(Note11)The total amount of transactions of endorsement equal to 50% of its net worth for President Chain Store (BVI) Holdings Ltd. and the limit of transactions of endorsement for any single entity is 20% of its net worth, and *all of the related business are to be submitted to the Board of directors' meeting* for reference.

(Note12)All endorsements issued by Cayman Ton Yi Industrial Holdings Ltd. for its mainland-subsidiaries are guaranteed by Ton Yi Industrial Corp.All endorsements are implemented based on the endorsement rules of Ton Yi Industrial Corp.

(Note13)The limit of transactions of endorsement equal to 60% of its enrolled capital for President Enterprises (Chain) Investment Co., Ltd. and the limit of transactions of endorsement for any single entity is 30% of *its enrolled capital.*

(Note14)As for any subsidiary of President Enterprises (China) Co., Ltd, the highest amount of transactions of endorsement equal to 60% of net worth, and the limit of transactions of endorsement for single entity is 30% of net worth.

(Note15)The following code represents the relationship with the Company:

1. *Trading* partner.
2. Majority owned subsidiary.
3. A majority owned subsidiary of the Company and its group companies.
4. A company with its subsidiary with majority ownership of the Company.
6. Share of guarantee by shareholders in direct proportion of the equity holdings.

(3) The ending balance of securities held as of June 30, 2003 were summarized as follows (Units in thousands of currencies indicated):

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2003 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Uni-President Enterprises Corp.	Stock	President International Trade and Investment Corp.	Subsidiary accounted by equity method	Long-term investments	45,012	$ 2,940,248	100.00%	$ 2,685,895	—
	Stock	Cayman President Holdings Ltd.	〃	〃	130,060	1,036,957	100.00%	1,531,665	—
	Stock	Kai Yu Investment Co., Ltd.	〃	〃	320,000	673,656	100.00%	676,346	—
	Stock	Kai Nan Investment Co., Ltd.	〃	〃	60,000	446,275	100.00%	540,753	—
	Stock	President Global Corp.	〃	〃	500	339,894	100.00%	368,795	—
	Stock	Uni-President Glass Industrial Co., Ltd.	〃	〃	36,000	299,567	100.00%	220,440	—
	Stock	Tung Yuan Corp.	〃	〃	19,800	227,696	100.00%	205,653	—
	Stock	Tone Sang Construction Corp.	〃	〃	19,800	131,363	100.00%	130,783	—
	Stock	Nanlien International Corp.	〃	〃	99,999	1,045,876	99.99%	1,164,000	—
	Stock	President Entertainment Corp.	〃	〃	63,966	801,672	61.80%	802,341	—
	Stock	President International Development Corp.	〃	〃	877,500	7,359,503	58.50%	7,454,871	—
	Stock	President Nisshin Corp.	〃	〃	6,120	128,275	51.00%	132,340	—
	Stock	Tung Ho Development Co., Ltd.	〃	〃	78,873	186,513	50.37%	266,592	—
	Stock	President Kikkoman Inc.	〃	〃	6,000	157,778	50.00%	166,127	—
	Stock	President Chain Store Corp.	〃	〃	348,444	6,256,433	45.13%	16,524,960	—
	Stock	Ton-Yi Industrial Corp.	〃	〃	665,148	7,305,035	43.34%	6,235,761	—
	Stock	President Fair Development Corp.	〃	〃	150,000	1,450,777	42.86%	1,450,777	—
	Stock	Eagle Cold Storage Enterprises Co., Ltd.	〃	〃	40,887	477,351	37.36%	264,537	—
	Stock	Mospec Semiconductor Corp.	〃	〃	24,385	273,060	30.84%	352,893	—
	Stock	TTET Union Corp.	〃	〃	47,207	690,781	29.51%	971,530	—
	Stock	President Securities Corp.	〃	〃	302,014	4,331,264	26.48%	3,910,180	—
	Stock	Qware Systems & Services Corp.	〃	〃	13,475	137,279	24.76%	137,216	—
	Stock	Presicarre Corp.	〃	〃	74,228	1,882,172	20.50%	1,534,127	—
	Stock	Ztong Yee Industrial Co., Ltd.	〃	〃	18,042	265,174	20.00%	239,907	—
	Stock	Mech-President Co., Ltd.	〃	〃	6,600	106,144	20.00%	94,122	—
	Stock	Scino Pharm Taiwan Ltd.	〃	〃	80,887	635,121	17.59%	336,737	—

					June 30, 2003				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	24,166	$ 218,795	10.10%	$ 117,164	—
	Stock	Grand Bills Finance Corp.	—	〃	78,219	691,085	14.46%	1,021,223	—
	Stock	Prince Housing & Development Corp.	Director	〃	87,214	747,878	9.53%	290,947	—
	Stock	Toppoly Optoelectronics Corp.	The indirect owned subsidiary of Tong Shou Investment Inc. is its director	〃	245,867	2,751,847	8.22%	2,349,876	—
	Stock	Sino-Aerospace Investment Corp.	Director	〃	21,000	210,000	8.19%	17,378	—
	Stock	Allianz President General Insurance Co., Ltd.	〃	〃	14,437	145,360	7.22%	95,038	—
	Stock	PK Venture Capital Corp.	Director	〃	10,000	100,000	6.67%	98,376	—
	Stock	Grand Commercial Bank	〃	〃	80,034	713,302	4.99%	814,342	—
	Stock	New Century Info-Comm Co., Ltd.	The subsidiary of President International Development Corp. is its director	〃	126,800	1,268,000	2.67%	1,178,791	—
	Stock	CDIB & Partners Investment Holdings Corp.	〃	〃	27,000	250,000	2.48%	273,834	—
	Stock	KaoHsiung Rapid Transit Corp.	〃	〃	20,000	203,714	2.00%	199,860	—
	Stock	Global Securities Finance Corp.	—	〃	13,142	115,664	1.75%	146,572	—
	Stock	Uni-President Dream Parks Corp. etc.	Subsidiary accounted by equity method	〃	-	873,987	0.53%～100.00%	1,055,475	—
President International Trade and Investment Corp.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short-term investments	270	US 27,392	-	US 27,240	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2003 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Uni-President (USA), Inc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method)	Long-term investments	150	US$	7,517	100.00%	US$	7,520	—
	Stock	Shanghai President International Food Co., Ltd. etc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method) etc.	〃	-	US	1,929	100.00%	US	1,929	—
Cayman President Holdings Ltd.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short-term investments	200	US	20,520	-	US	19,970	—
	Stock	President Enterprises (China) Investment Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	-	US	272,407	100.00%	US	280,456	—
	Stock	Uni-President Southeast Asia Holdings Co., Ltd.	〃	〃	-	US	37,512	100.00%	US	37,512	—
	Stock	Changjiagang President Nisshin Food Co., Ltd.	〃	〃	-	US	9,433	60.00%	US	9,439	—
	Stock	Cargill President Holdings Pte Ltd.	〃	〃	15,280	US	14,010	50.00%	US	14,045	—
	Stock	Queen Holdings (BVI) Ltd.	〃	〃	5	US	16,969	45.40%	US	16,997	—
	Stock	PPG Investment, Inc.	〃	〃	-	US	3,520	45.40%	US	3,513	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2003 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	-	US$ 12, 866	45. 00%	US$ 13, 352	—
	Stock	Jiafu (Tianjin) International Trading Co., Ltd.	〃	〃	-	US 6, 653	45. 00%	US 6, 683	—
	Stock	Guangzhou President Supermarket Co., Ltd.	〃	〃	-	US 2, 586	45. 00%	US 3, 411	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	〃	〃	-	US 22, 567	30. 00%	US 22, 853	—
	Stock	President Energy Development (Cayman Islands) Ltd.	〃	〃	10, 200	US 9, 004	25. 50%	US 9, 009	—
	Stock	Uni-President International (HK) Co., Ltd. etc.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method) etc.	〃	-	US 4, 404	0. 01%~ 100. 00%	US 614	—
Kai Yu Investment Co., Ltd.	Beneficiary Certificates	Fuhwatrust Bond Fund etc.	—	Short-term investments	-	96, 797	-	97, 427	—
	Stock	Grand Commercial Bank	Director	〃	19, 433	330, 717	-	197, 727	(Note 1)
	Stock	Prince Housing & Development Corp.	Director	〃	7, 366	68, 628	-	24, 573	—
	Stock	Kai Yu (BVI) Investment Co., Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	53, 278	1, 335, 754	100. 00%	1, 335, 754	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	〃	10, 328	162, 998	6. 46%	212, 565	—
	Stock	Ton-Yi Industrial Corp.	〃	〃	24, 452	178, 750	1. 59%	229, 241	(Note 2)
	Stock	Tung Ang Enterprises Corp. etc.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method) etc.	〃	-	116, 901	- ~ 100. 00%	67, 171	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2003 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Kai Nan Investment Co., Ltd.	Beneficiary Certificates	Home-Run Fund	—	Short-term investments	921	$ 12,063	-	$ 12,280	—
	Stock	Dalian Beiliang Logistics Services Corp.	—	Long-term investments	-	4,158	17.20%	4,158	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	〃	30,564	524,271	2.68%	400,392	(Note 3)
President Global Corp.	Stock	Ameripec Inc.	A subsidiary of President Global Corp. (accounted by equity method)	〃	3	US 3,951	100.00%	US 3,951	—
	Stock	President East Co. etc.	A subsidiary of President Global Corp. (accounted by equity method) etc.	〃	-	US 3,164	- ~ 50.00%	US 3,164	—
Tone Sang Construction Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1,000	-	1,104	—
	Stock	Huairen Corp.	The subsidiary of Tone Sang Construction Corp. is its director	Long-term investments	10,000	100,000	18.83%	62,500	—
Uni-President Dream Parks Corp.	Stock	Uni – Oao Travel Services Corp.	A subsidiary of Uni – President Dream Parks Corp. (accounted by equity method)	〃	480	4,800	80.00%	4,800	—
Nanlien International Corp.	Stock	Ton-Yi Industrial Corp. etc.	Subsidiary accounted by equity method etc.	〃	-	167,164	-	110,173	—
	Stock	Union Chinese Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	〃	8,048	121,735	80.48%	121,735	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2003 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method	Long-term investments	4, 000	$ 132, 336	20. 00%	$ 132, 336	—
	Stock	President International Development Corp.	〃	〃	10, 000	102, 800	0. 67%	85, 381	—
	Stock	Toppoly Optoelectronics Corp.	The indirect owned subsidiary of Ton Shou Investment Inc.is its director	〃	16, 667	200, 004	0. 56%	183, 667	—
	Stock	Cayman Nanlien Holdings Ltd. etc.	A subsidiary of Nanlien International Corp. (accounted by equity method) etc.	〃	-	990, 945	2. 50%~100. 00%	990, 945	—
President Entertainment Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1, 000	-	1, 104	—
Parabola Creative Inc.	〃	James Bond Fund etc.	—	〃	-	4, 206	-	4, 153	—
President International Development Corp.	〃	Home-Run Fund	—	〃	18, 476	246, 287	-	246, 286	—
	〃	Waterland Vision Fund	—	〃	500	5, 000	-	4, 780	—
	Convertible Bond	OPTO TECH Corp. etc.	—	〃	-	73, 702	-	75, 917	—
	Warrants	World Peace Industrial Co., Ltd.		〃	240	23, 565	-	21, 840	—
	Stock	Ton-Yi Industrial Corp.	Subsidiary accounted by equity method	〃	16, 990	345, 331	-	159, 285	(Note 4)
	Stock	Taiwan Cellular Corp.	—	〃	5, 765	180, 460	-	147, 817	(Note 5)
	Stock	Fubon Financial Holdings Co., Ltd.	—	〃	-	276, 293	-	249, 348	—
	Stock	President International Investment (BVI) Co., Ltd.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	133, 023	5, 338, 973	100. 00%	5, 338, 973	—
	Stock	President Life Sciences Co., Ltd.	〃	〃	165, 000	1, 314, 344	100. 00%	1, 314, 344	(Note 6)

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2003 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Ton Yu Investment Inc.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	26, 050	$ 260, 186	100. 00%	$ 260, 186	—
	Stock	Ton Shou Investment Inc.	〃	〃	11, 140	150, 024	100. 00%	150, 024	—
	Stock	Ton Cheng Investment Inc.	〃	〃	11, 140	111, 308	100. 00%	111, 308	—
	Stock	Tong-Jeng Development Corp.	Subsidiary accounted by equity method	〃	150, 000	1, 631, 719	42. 85%	1, 450, 800	(Note 7)
	Stock	President Entertainment Corp.	〃	〃	39, 534	495, 512	38. 20%	496, 107	(Note 8)
	Stock	Synergy ScienTech Corp.	A subsidiary of President International Development Corp. (accounted by equity method)	〃	55, 404	463, 253	35. 07%	416, 080	(Note 9)
	Stock	Kang Na Hsiung Enterprise Co., Ltd.	〃	〃	43, 839	533, 131	24. 90%	590, 292	(Note 10)
	Stock	United Venture Capital Corp.	The subsidiary of President International Development Corp. is its director	〃	10, 000	100, 000	11. 30%	85, 000	—
	Stock	Toppoly Optoelectronics Corp.	The indirect owned subsidiary of Ton Shou Investment Inc. is its director	〃	215, 179	2, 379, 869	7. 20%	2, 394, 300	(Note 11)
	Stock	South Epitaxy Corp.	The subsidiary of President International Development Corp. is its director	〃	10, 700	110, 265	9. 91%	132, 787	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2003 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	22,259	$ 207,409	7.96%	$ 107,915	—
	Stock	Tung Ting Gas Corporation	The subsidiary of President International Development Corp. is its director	〃	39,113	407,806	7.11%	364,529	(Note 12)
	Stock	New Century Info-Comm Co., Ltd.	The subsidiary of President International Development Corp. is its director	〃	253,200	2,532,000	6.15%	2,770,008	(Note 13)
	Stock	Scino Pharm Taiwan Ltd.	Subsidiary accounted by equity method	〃	21,247	140,516	5.74%	89,877	—
	Stock	CDIB & Partners Investment Holdings Corp.	The subsidiary of President International Development Corp. is its director	〃	27,000	250,000	2.48%	272,160	(Note 14)
	Stock	KaoHsiung Rapid Transit Corp.	〃	〃	20,000	203,714	2.00%	200,400	—
	Stock	President Medical Technologies Corp., Ltd. etc.	A subsidiary of President International Development Corp. (accounted by equity method) etc.	〃	-	677,529	1.25%~50.00%	507,120	—
President Nisshin Corp	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1,000	-	1,104	—
Ton Yi Pharmaceutical Corp.	Beneficiary Certificates	James Bond Fund etc.	—	〃	-	4,536	-	4,803	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2003 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Tung Ho Development Co., Ltd.	Stock	Gu Hsiang Co., Ltd. etc.	A subsidiary of Tung Ho Development Co.,Ltd. (accounted by equity method) etc.	Long-term investments	-	$ 182, 621	10. 00%~ 100. 00%	$ 182, 621	—
President Kikkoman Inc.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	-	88, 616	-	88, 178	—
President Asian Enterprises Inc.	Stock	T & T Supermarket Inc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	-	CAN 2, 585	20. 00%	CAN 3, 479	—
	Stock	President Canada Income Properties Real Estate Investment Trust	〃	〃	1	CAN 6, 276	100. 00%	CAN 6, 275	—
	Stock	President Canada Construction Inc. etc.	〃	〃	-	(CAN 1, 985)	50. 00%~ 100. 00%	(CAN 5, 655)	(Note15)
AIM Service Uni-President Co., Ltd.	Beneficiary Certificates	Home-Run Fund	—	Short-term investments	4, 711	61, 541	-	61, 541	—
President Organics Co.	Beneficiary Certificates	James Bond Fund	—	〃	116	1, 691	-	1, 691	—
President Coffee Corp.	〃	Fuh-Hwa Albatross Fund etc.	—	〃	-	49, 000	-	49, 069	—
President Chain Store Corp.	Stock	First Financial Holding Co., Ltd. etc.	—	〃	-	471, 232	-	210, 270	—
	Stock	President Chain Store (BVI) Holdings Ltd.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	46, 405	1, 542, 099	100. 00%	1, 541, 405	—
	Stock	President Drugstore Business Corp.	〃	〃	19, 800	200, 632	100. 00%	200, 091	—
	Stock	Rui-Hui Investment Corp.	〃	〃	19, 800	149, 999	100. 00%	149, 933	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2003 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Wisdom Distribution Services Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	9, 433	$ 118, 350	100. 00%	$ 118, 350	—
	Stock	President Transnet Corp.	Subsidiary accounted by equity method	〃	80, 000	172, 309	80. 00%	64, 592	—
	Stock	President Information Corp.	〃	〃	10, 626	149, 175	70. 00%	132, 858	—
	Stock	Mech-President Co., Ltd.	〃	〃	20, 775	336, 800	66. 95%	333, 513	—
	Stock	Uni-President Cold-Chain Corp.	〃	〃	19, 563	352, 851	60. 00%	236, 802	—
	Stock	President Musashino Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	〃	29, 880	328, 682	60. 00%	319, 281	—
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method	〃	5, 000	100, 285	25. 00%	80, 501	—
	Stock	Tung Ho Development Co., Ltd.	〃	〃	30, 237	102, 201	19. 31%	102, 201	—
	Stock	Dayeh Takashimaya Department Store Inc.	The president is its director	〃	20, 000	260, 433	16. 67%	218, 578	—
	Stock	President Fair Development Corp.	Subsidiary accounted by equity method	〃	50, 000	625, 000	14. 29%	483, 705	—
	Stock	Allianz President Life Insurance Co., Ltd.	〃	〃	24, 167	241, 668	10. 10%	117, 164	—
	Stock	Presicarre Corp.	〃	〃	36, 208	3, 559, 448	10. 00%	748, 355	—
	Stock	Toppoly Optoelectronics Corp.	—	〃	209, 249	2, 299, 197	7. 00%	2, 001, 111	—
	Stock	PK Venture Capital Corp.	Director	〃	10, 000	100, 000	6. 67%	98, 376	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	〃	11, 000	110, 000	5. 50%	72, 397	—
	Stock	Digital United Inc.	The president is its director	〃	6, 000	133, 720	3. 41%	107, 376	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	〃	50, 000	500, 000	3. 33%	424, 354	—
	Stock	President Securities Corp.	〃	〃	29, 329	140, 534	2. 57%	379, 806	—

					June 30, 2003				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	KaoHsiung Rapid Transit Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	20,000	$ 203,714	2.00%	$ 200,524	—
	Stock	New Century Info-Comm Co., Ltd.	〃	〃	42,400	424,000	1.03%	424,000	—
	Stock	Uni-President Oven Bakery Corp. etc.	Subsidiary accounted by equity method etc.	〃	-	854,989	0.02%~100.00%	784,548	—
Ton-Yi Industrial Corp.	Stock	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	〃	4,001	(670,451)	100.00%	(670,451)	—
	Stock	Sino-Aerospace Investment Corp.	Director	〃	21,000	210,000	8.19%	17,378	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	〃	50,000	500,000	3.33%	424,354	—
	Stock	Global Securities Finance Corp.	—	〃	13,142	115,664	1.75%	146,572	—
	Stock	Tove Can Vietnam Corp. etc.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method) etc.	〃	-	125,430	0.02%~100.00%	125,430	—
Uni-President Oven Bakery Corp.	Beneficiary Certificates	Home-Run Fund	—	Short-term investments	2,725	36,634	-	36,797	—
President Tokyo Corp.	〃	James Bond Fund	—	〃	26	370	-	395	—
Uni-President	〃	James Bond Fund	—	〃	12,816	188,070	-	188,209	—
Cold-Chain Corp.	Stock	President Logistics International Corp.	A subsidiary of Uni-President Cold-Chain Corp. (accounted by equity method)	Long-term investments	2,500	27,615	25.00%	27,615	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2003 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Retail Support International Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	7, 977	$ 117, 116	-	$ 117, 141	—
	〃	NITC Bond Fund	—	〃	691	108, 131	-	108, 151	—
	〃	Home-Run Fund	—	〃	8, 054	107, 354	-	107, 379	—
	〃	Ta Chong Bond Fund etc.	—	〃	-	64, 257	-	64, 215	—
	Stock	President Logistics International Corp. etc.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	-	93, 168	49. 00%～51. 00%	92, 947	—
Mech-President Co. Ltd.	Stock	Safety Elevator Corp. etc.	A subsidiary of Mech-President Co., Ltd. (accounted by equity method) etc.	〃	-	90, 592	0. 01%～100. 00%	89, 731	—
President Transnet Corp.	Beneficiary Certificates	President Quality Growth Fund	—	Short-term investments	200	2, 000	-	852	—
President Information Corp.	Beneficiary Certificates	James Bond Fund etc.	—	〃	-	176, 754	-	178, 232	—
	Stock	BankPro E-Service Technology Company	—	Long-term investments	450	4, 500	5. 00%	2, 952	—
President Enterprises (China) Investment Corp.	Stock	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	〃	-	RMB 347, 943	100. 00%	RMB 376, 752	—

					June 30, 2003				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Guangzhou President Enterprises Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	-	RMB$345, 719	100. 00%	RMB$ 249, 603	—
	Stock	Wuhan President Enterprises Food Co., Ltd.	〃	〃	-	RMB 278, 428	100. 00%	RMB 285, 858	—
	Stock	Chengdu President Enterprises Food Co., Ltd.	〃	〃	-	RMB 250, 529	100. 00%	RMB 233, 828	—
	Stock	Shenyang President Enterprises Co., Ltd.	〃	〃	-	RMB 143, 550	100. 00%	RMB 146, 946	—
	Stock	Zhongshan President Enterprises Co., Ltd.	〃	〃	-	RMB 103, 960	100. 00%	RMB 103, 644	—
	Stock	Xinjiang President Enterprises Food Co., Ltd.	〃	〃	-	RMB 94, 788	100. 00%	RMB 42, 844	—
	Stock	Hefei President Enterprises Co., Ltd.	〃	〃	-	RMB 91, 909	100. 00%	RMB 92, 565	—
	Stock	Harbin President Enterprises Co., Ltd.	〃	〃	-	RMB 71, 319	100. 00%	RMB 70, 917	—
	Stock	Meishan President Feed & Oil Co., Ltd.	〃	〃	-	RMB 58, 636	100. 00%	RMB 59, 749	—
	Stock	Tianjiang President Enterprises Food Co., Ltd.	〃	〃	-	RMB 81, 312	94. 49%	RMB 44, 161	—
	Stock	Qingdo President Feed & Livestock Co., Ltd.	〃	〃	-	RMB 80, 911	80. 00%	RMB 78, 417	—
	Stock	Shanghai President Enterprises Livestock Food Co., Ltd.	〃	〃	-	RMB 20, 654	78. 25%	RMB 264	—

					June 30, 2003				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Beijing President Enterprises Drink & Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	-	RMB$ 52,712	56.52%	RMB$ 69,499	—
	Stock	Beijing President Food Co., Ltd.	〃	〃	-	RMB 42,563	55.00%	RMB 57,914	—
	Stock	Nanchang President Enterprises Co., Ltd.	〃	〃	-	RMB 51,691	49.00%	RMB 51,877	—
	Stock	Kunshan Sanwa Food Industry Co., Ltd.	—	〃	-	RMB 773	15.00%	RMB 2,588	—
Uni-President Southeast Asia Holdings Ltd.	Stock	Uni-President Vietnam Co., Ltd.	A subsidiary of Uni－President Southeast Asia Holdings Ltd. (accounted by equity method)	〃	-	US 25,146	100.00%	US 25,177	—
	Stock	PT ABC President Enterprises Indonesia	〃	〃	-	US 7,577	47.41%	US 7,273	—
	Stock	Uni－President (Thailand) Ltd. etc.	A subsidiary of Uni－President Southeast Asia Holdings Ltd. (accounted by equity method)	〃	-	US 4,557	40.00%～100.00%	US 4,593	—
Kai Yu (BVI) Investment Co., Ltd.	Beneficiary Certificates	Kingston Yield Enhancement Fund	—	Short-term investments	6	US 55,064	-	US 35,192	—
	〃	ABN Capital Protected Unit	—	〃	284	US 28,641	-	US 28,357	(Note16)
	〃	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	〃	175	US 17,955	-	US 14,615	—
	Stock	Fuchou President Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	-	US 9,080	100.00%	US 9,080	—
	Stock	Kunshan President Kikkoman Biotechnology Co., Ltd.	〃	〃	-	US 4,747	50.00%	US 4,747	—

					June 30, 2003						
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Beijing President Enterprises Drinks & Food Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	-	US$	7,594	43.48%	US$	7,594	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	〃	〃	-	US	7,584	10.00%	US	7,584	—
	Stock	Tianjiang President Industrial Co., Ltd.	—	〃	-	US	3,520	10.00%	US	1,159	—
	Stock	Songjiang President Enterprises Co., Ltd. etc.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method) etc.	〃	-	US	3,287	4.11%~ 100.00%	US	3,959	—
Union Chinese Corp.	Stock	Uni-President Enterprises Corp. etc.	The Company etc.	Short-term investments	-		36,249	-		12,685	—
	Stock	Chi Fu Enterprises Corp. etc.	A subsidiary of Union Chinese Corp. (accounted by equity method) etc.	Long-term investments	-		24,517	—~ 100.00%		24,723	—
President International Investment (BVI) Co., Ltd.	Stock	Guidant Corp. etc.	—	Short-term investments	-	US	4,004	-	US	12,332	—
	Stock	Uni-Home Tech Corp.	A subsidiary of President International Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	42,472	US	59,094	50.00%	US	59,094	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2003 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Accuary Inc.	A subsidiary of President International Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	7,833	US$	7,146	40.35%	US$	1,307	—
	Stock	President Energy Development (Cayman Islands) Ltd.	〃	〃	15,834	US	14,285	39.58%	US	16,185	—
	Stock	Outlook Investment Pte Ltd.	〃	〃	7,433	US	5,316	25.00%	US	5,321	—
	Stock	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	〃	〃	-	US	49,248	19.12%	US	49,203	—
	Stock	RF Integrated Corp.	—	〃	4,000	US	4,000	10.00%	US	3,360	—
	Stock	Global Strategic Investment	—	〃	3,000	US	3,000	3.77%	US	1,320	—
	Stock	Scino Pharm (Kunshan) Biochemical Technology Co., Ltd. etc.	A subsidiary of President International Investment (BVI) Co., Ltd. (accounted by equity method) etc.	〃	-	US	15,636	—～45.31%	US	7,176	—
President Life Sciences Co., Ltd.	Beneficiary Certificates	NITC Bond Fund etc.	—	Short-term investments	-		33,407	-		36,479	—
	Stock	President Life Sciences Cayman Co., Ltd.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method)	Long-term investments	26,698		554,305	100.00%		554,305	—
	Stock	Origene Technologies Inc.	—	〃	1,930		198,180	12.56%		5,414	—
	Stock	Athersys Inc.	—	〃	635		312,787	3.55%		44,306	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2003 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Biosystem Co., Ltd. etc.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method) etc.	Long-term investments	-	$ 257,979	0.51%~ 100.00%	$ 110,145	—
Nella Ltd.	Stock	Tunnel 88 International Marketing Corp. etc.	A subsidiary of Nella Ltd. (accounted by equity method)	〃	-	(HKD 190)	9.00%~ 100.00%	(HKD 190)	—
Ton Yu Investment Inc	Stock	Toppoly Optoelectronics Corp.	The indirect owned subsidiary of Tong Shou Investment Inc. is its director	〃	22,500	259,875	0.75%	248,166	(Note17)
Tong Shou Investment Inc.	Beneficiary Certificates	Far Eastwen Alliance Taiwan Bond Fund	—	Short-term investments	888	9,000	-	9,185	—
	Stock	Emerging Display Technology Corp.	—	〃	877	17,761	-	25,867	—
	Stock	Toppoly Optoelectronics Corp.	Tong Shou Investment Inc. is its director	Long-term investments	10,000	111,300	0.33%	110,296	—
	Stock	South Epitaxy Corp.	The subsidiary of President International Development Corp. is its director	〃	1,100	11,336	1.00%	13,656	—
Tong Cheng Investment Corp.	Stock	Toppoly Optoelectronics Corp.	Tong Shou Investment Inc. is its director	〃	10,000	111,300	0.33%	110,296	(Note18)
President Chain Store (BVI) Holdings Ltd.	Stock	President Chain Store (Labuan) Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	〃	19,910	US 15,317	100.00%	US 15,317	—

					June 30, 2003				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Coffee (Cayman) Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	1,800	US$ 1,173	30.00%	US$ 1,418	—
	Stock	Presiclerc Ltd.	〃	〃	7,484	US 2,198	47.50%	US 2,198	—
	Stock	T&T Supermarket Inc.	〃	〃	-	US 6,350	20.00%	US 1,990	—
	Stock	eASPNet Inc.	—	〃	2,500	US 2,500	5.88%	US 1,441	—
	Stock	Global Strategic Investment Inc.	—	〃	3,000	US 3,000	3.77%	US 2,407	—
Rui-Hui Investment Corp.	Beneficiary Certificates	Home-Run Fund etc.	—	Short-term investments	-	70,000	-	70,603	—
	Stock	Acer Peripherals, Inc etc.	—	〃	-	175,114	-	79,072	—
Wisdom Distribution Services Corp.	Beneficiary Certificates	Union Bond Fund etc.	—	〃	-	170,000	-	170,220	—
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	2,000	24,476	20.00%	26,184	—
President Musashino Corp.	Beneficiary Certificates	Home-Run Fund	—	Short-term investments	11,127	148,350	-	148,350	—
President Direct Marketing Corp.	Beneficiary Certificates	The Rsit Enhanced Bond Fund etc.	—	〃	-	113,190	-	107,219	—
	Stock	Acer Peripherals, Inc etc.	—	〃	-	6,471	-	2,531	—
Capital Inventory Services Corp.	Beneficiary Certificates	Phoenix Bond Fund etc.	—	〃	-	56,557	-	60,685	—

					June 30, 2003				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Technology Corp.	Beneficiary Certificates	Home-Run Fund etc.	—	Short-term investments	-	$ 30,000	-	$ 30,366	—
President Engineering Technology Corp.	Beneficiary Certificates	Prudential Well Poll Fund etc.	—	〃	-	30,000	-	30,646	—
Uni – President Takashimaya Co., Ltd.	Beneficiary Certificates	James Bond Fund etc.	—	〃	-	100,000	-	102,190	—
Duskin Serve Taiwan Co., Ltd.	Beneficiary Certificates	Home-Run Fund	—	〃	1,556	20,000	-	20,743	—
Cayman Ton Yi Industrial Holdings Ltd.	Stock	Wuxi Ton Yi Industrial Packaging Corp.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	-	US 4,587	100.00%	US 4,587	—
	Stock	Chengdu Ton Yi Industrial Packaging Corp.	〃	〃	-	US 2,401	100.00%	US 2,401	—
	Stock	Hong Kong Ton Yi Industrial Holdings Ltd.	〃	〃	-	US 252	100.00%	US 252	—
	Stock	Cayman Fujian Ton Yi Industrial Holdings Ltd.	〃	〃	-	US 29,736	88.58%	US 29,736	—
	Stock	Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	〃	〃	-	US 17,302	87.93%	US 17,302	—
President Logistics International Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	-	63,892	-	63,984	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2003 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
Kunshan President Enterprises Food Co., Ltd.	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Kunshan President Enterprises Food Co., Ltd. (accounted by equity method)	Long-term investments	-	RMB$	2, 539	50. 00%	RMB$	2, 566	—
Wuhan President Enterprises Food Co., Ltd.	Stock	Nanchang President Enterprises Co., Ltd.	A subsidiary of Wuham President Enterprises Food Co., Ltd. (accounted by equity method)	〃	-	RMB	49, 974	51. 00%	RMB	51, 877	—
	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	〃	〃	-	RMB	2, 539	50. 00%	RMB	2, 566	—
Meishan President Feed & Oil Co., Ltd.	Stock	President Fuche (Qingdo) Co., Ltd.	A subsidiary of Meishan President Feed & Oil Co., Ltd. (accounted by equity method)	〃	-	RMB	2, 510	50. 00%	RMB	2, 510	—
Qingdao President Feed & Livestock Co., Ltd.	Stock	San Tong Wanfu (Qingdao) Food Co., Ltd.	A subsidiary of Qingdao President Feed & Livestock Co., Ltd. (accounted by equity method)	〃	-	RMB	29, 900	30. 00%	RMB	29, 129	—
President Life Sciences	Stock	Arena Pharmaceuticals, Inc. etc.	—	Short-term investments	-	US	3, 462	-	US	3, 188	—
Cayman Co., Ltd.	Stock	Z-Kat, Inc.	—	Long-term investments	3, 855	US	3, 642	16. 80%	US	3, 645	—
	Stock	Orchid Biosciences, Inc.	—	〃	1, 000	US	5, 470	3. 02%	US	493	—
	Stock	Plantaceutica, Inc. etc.	A subsidiary of President Life Sciences Cayman Co., Ltd. (accounted by equity method) etc.	〃	-	US	5, 713	14. 90%~ 70. 88%	US	2, 189	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2003 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
President Biosystem Co., Ltd.	Beneficiary Certificates	Entrust Kirin Bond Fund	—	Short-term investments	1, 698	$	14, 696	-	$	17, 828	—
President Chain Store (Labuan) Holdings Ltd.	Stock	Philippine Seven Corp.	A subsidiary of President Chain Store (Labuan) Holdings Ltd. (accounted by equity method)	Long-term investments	119, 575	US	15, 298	50. 40%	US	15, 298	—
Philippine Seven Corp.	Stock	Convenience Distribution Inc. etc.	A subsidiary of Philippine Seven Corp. (accounted by equity method)	〃	-	PESO	84, 889	40. 00%～100. 00%	PESO	91, 571	—
Mech-President (BVI) Corp.	Stock	Shanghai President machine Co., Ltd.	A subsidiary of Mech-President (BVI) Corp. (accounted by equity method)	〃	-	US	2, 418	100. 00%	US	2, 418	—
Cayman Fujian Ton Yi Holdings Ltd.	Stock	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Fujian Ton Yi Holdings Ltd. (accounted by equity method)	〃	-	US	33, 479	83. 58%	US	33, 479	—
Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	Stock	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Jiangsu Ton Yi Industrial Holdings Ltd. (accounted by equity method)	〃	-	US	19, 700	82. 86%	US	19, 700	—

(Note 1) 18,127 thousands shares of the outstanding common stock with market value of $184,439 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.
(Note 2) 18,000 thousands shares of the outstanding common stock with market value of $131,584 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.
(Note 3) 120 thousands shares of the outstanding common stock with market value of $1,572 were used as collaterals for short-term loan of Kai Nan Investment Co., Ltd.
(Note 4) 16,000 thousands shares of the outstanding common stock with market value of $150,004 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 5) 1,250 thousands shares of the outstanding common stock with market value of $32,051 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 6) 149,994 thousands shares of the outstanding common stock with market value of $1,194,810 were used as collaterals for short-term loan of President International Development Corp.

(Note 7) 30,000 thousands shares of the outstanding common stock with market value of $326,344 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 8) 39,100 thousands shares of the outstanding common stock with market value of $490,072 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 9) 55,400 thousands shares of the outstanding common stock with market value of $463,220 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 10) 30,600 thousands shares of the outstanding common stock with market value of $372,130 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 11) 211,500 thousands shares of the outstanding common stock with market value of $2,339,179 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 12) 19,875 thousands shares of the outstanding common stock with market value of $207,224 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 13) 251,000 thousands shares of the outstanding common stock with market value of $2,510,000 were used as collaterals for short-term loan of President International Development Corp.

(Note 14) 27,000 thousands shares of the outstanding common stock with market value of $250,000 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 15) 1 thousands shares of the outstanding common stock with market value of (CAN 2,093) were used as collaterals for short-term loan of President Asian Enterprises Inc.

(Note 16) 284 thousands shares of the outstanding common stock with market value of US$28,357 were used as collaterals for short-term loan of Kai Yu Investment (BVI) Co., Ltd.

(Note 17) 20,000 thousands shares of the outstanding common stock with market value of $231,000 were used as collaterals for short-term loan of President International Development Corp.

(Note 18) 10,000 thousands shares of the outstanding common stock with market value of $111,300 were used as collaterals for short-term loan of President International Development Corp.

(4)The cumulative buying or selling amount of one specific security exceeding the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated)

					Beginning balance		Addition		Disposal				Other increase (decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
Uni-President Enterprises Corp.	Beneficiary Certificates:															
	James Bond Fund	Short-term investments	-	-	-	$ -	51,501	$ 750,000	(51,501)	$ 750,361	($ 750,000)	$ 361	-	$ -	-	$ -
	Ta - Chong Gallop Bond Fund	〃	-	-	-	-	48,757	500,000	(48,757)	500,285	(500,000)	285	-	-	-	-
	Home-Run Fund	〃	-	-	-	-	37,809	500,000	(37,809)	500,053	(500,000)	53	-	-	-	-
	Ta-Chong Bond Fund	〃	-	-	-	-	24,449	300,000	(24,449)	300,034	(300,000)	34	-	-	-	-
	Stock :															
	President Chain Store Corp.	Long-term investments	-	-	344,236	5,487,271	4,208	182,949	-	-	-	-	-	586,213	348,444	6,256,433
	Toppoly Optoelectronics Corp.	〃	Capital increase	-	209,249	2,312,425	36,618	439,422	-	-	-	-	-	-	245,867	2,751,847
	Cayman President Holdings Ltd.	〃	〃	-	118,060	569,309	12,000	414,693	-	-	-	-	-	52,955	130,060	1,036,957
	Scino Pharm Taiwan Ltd.	〃	〃	-	65,074	537,710	15,813	189,755	-	-	-	-	-	(92,344)	80,887	635,121
	Tung Ho Development Co., Ltd.	〃	〃	-	36,528	132,961	42,345	211,582	-	-	-	-	-	(158,030)	78,873	186,513
Cayman President Holdings Ltd.	Beneficiary Certificates :															
	ABN Capital Protected Unit	Short-term investments	-	-	183	US 18,734	-	-	(183)	US 16,676	(US 18,734)	(US 2,058)	-	-	-	-
	Stock :															
	Uni-President Southeast Asia Holdings Co., Ltd.	Long-term investments	New establish-ment	-	-	-	-	US 38,902	-	-	-	-	-	(US 1,390)	-	US 37,512
	Cargill President Holdings Pte Ltd.	〃	Capital increase	-	10,000	US 9,356	5,280	US 5,280	-	-	-	-	-	(US 626)	15,280	US 14,010

					Beginning balance		Addition		Disposal				Other increase (decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Uni -President Vietnam Co., Ltd.	Long-term investments	(Note 1)	(Note 1)	$ -	US$ 25,145	-	$ -	-	US$ 25,898	(US$ 26,055)	(US$ 157)	-	US$ 910	-	$ -
	PT ABC -President Enterprises Indonesia	〃	(Note 1)	(Note 1)	6,524	US 7,588	-	-	(6,524)	US 7,622	(US 7,678)	(US 56)	-	US 90	-	-
Kai Yu Investment Co., Ltd.	Beneficiary Certificates :															
	Asia - Pacific Bond Fund	Short-term investments	-	-	-	-	21,947	263,300	(16,796)	203,100	(201,503)	1,597	-	-	5,151	61,797
	Central Diamond Bond Fund	〃	-	-	-	-	10,247	110,800	(10,247)	111,594	(110,800)	794	-	-	-	-
Nanlien International Corp.	Stock :															
	Toppoly Optoelectronics Corp.	Long-term investments	Capital increase	-	-	-	16,667	200,004	-	-	-	-	-	-	16,667	200,004
President International Development Corp.	Beneficiary Certificates :															
	Home-Run Fund	Short-term investments	-	-	12,082	159,502	99,003	1,314,850	(92,609)	1,228,700	(1,228,065)	635	-	-	18,476	246,287
	Stock :															
	Formosa Chemicals & Fiber Corp.	〃	-	-	1,050	38,443	3,150	122,439	(4,200)	153,608	(160,882)	(7,274)	-	-	-	-
	Pou Chen Corp.	〃	-	-	-	-	3,101	103,779	(3,101)	108,212	(103,779)	4,433	-	-	-	-
President Asian Enterprises Inc.	Stock :															
	President Canada Income Properties Real Estate Investment Trust	Long-term investments	New establish-ment	-	-	-	1	CAN 7,900	-	-	-	-	-	(CAN 1,624)	1	CAN 6,276
President Pharmaceutical Corp.	Beneficiary Certificates :															
	Home-Run Fund	Short-term investments	-	-	-	-	8,191	109,020	(8,191)	109,063	(109,020)	43	-	-	-	-
President Chain Store Corp.	Beneficiary Certificates :															
	Home-Run Fund	〃	-	-	-	-	584,019	7,752,000	(584,019)	7,756,982	(7,752,000)	4,982	-	-	-	-

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase (decrease): Number of shares (in thousands)	Other increase (decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Jardine Fleming (Taiwan) Bond Fund	Short-term investments	-	-	-	$ -	102,426	$1,485,000	(102,426)	$ 1,485,489	($1,485,000)	$ 489	-	$ -	-	$ -
	James Bond Fund	〃	-	-	-	-	78,825	1,149,000	(78,825)	1,149,490	(1,149,000)	490	-	-	-	-
	Shinkong Chi-Shin Fund	〃	-	-	-	-	44,066	600,000	(44,066)	600,414	(600,000)	414	-	-	-	-
	TIIM Bond Fund	〃	-	-	-	-	42,945	575,000	(42,945)	575,544	(575,000)	544	-	-	-	-
	NITC Bond Fund	〃	-	-	-	-	2,292	357,000	(2,292)	357,191	(357,000)	191	-	-	-	-
	Asia-Pacific Bond Fund	〃	-	-	-	-	26,206	314,900	(26,206)	315,064	(314,900)	164	-	-	-	-
	Dashin Bond Fund	〃	-	-	-	-	25,618	309,000	(25,618)	309,199	(309,000)	199	-	-	-	-
	Jih Sun Bond Fund	〃	-	-	-	-	20,893	270,000	(20,893)	270,289	(270,000)	289	-	-	-	-
	Union Bond Fund	〃	-	-	-	-	20,868	240,000	(20,868)	240,284	(240,000)	284	-	-	-	-
	Polaris De-li Bond Fund	〃	-	-	-	-	14,010	200,000	(14,010)	200,092	(200,000)	92	-	-	-	-
	Cathay Bond Fund	〃	-	-	-	-	9,128	100,000	(9,128)	100,027	(100,000)	27	-	-	-	-
Uni-President Cold-Chain Corp.	Beneficiary Certificates: James Bond Fund	〃	-	-	11,056	160,646	110,623	1,617,000	(108,863)	1,591,054	(1,589,574)	1,480	-	-	12,816	188,070
	Prudential Bond Fund	〃	-	-	-	-	24,881	367,000	(24,881)	367,219	(367,000)	219	-	-	-	-
	Prudential Well Poll Fund	〃	-	-	-	-	20,614	248,000	(20,614)	248,063	(248,000)	63	-	-	-	-
	The First Global Fixed Income Fund No.II	〃	-	-	-	-	9,393	130,000	(9,393)	130,078	(130,000)	78	-	-	-	-
	Ta-Chong Bond Fund	〃	-	-	-	-	10,153	125,000	(10,153)	125,080	(125,000)	80	-	-	-	-
Retail Support International Corp.	Beneficiary Certificates: James Bond Fund	〃	-	-	11,610	168,731	280,431	4,098,407	(284,064)	4,151,884	(4,150,022)	1,862	-	-	7,977	117,116
	NITC Bond Fund	〃	-	-	-	-	8,870	1,380,481	(8,179)	1,272,964	(1,272,350)	614	-	-	691	108,131

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase (decrease): Number of shares (in thousands)	Other increase (decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Home-Run Fund	Short-term investments	-	-	22,069	$ 291,258	250,278	$ 3,321,900	(264,293)	$ 3,507,392	($3,505,804)	$ 1,588	-	$ -	8,054	$ 107,354
	Ta-Chong Bond Fund	〃	-	-	-	-	32,760	405,100	(27,727)	343,069	(342,836)	233	-	-	5,033	62,264
President Information Corp.	Beneficiary Certificates: James Bond Fund	〃	-	-	1,530	21,917	17,109	250,000	(12,170)	178,000	(177,289)	711	-	-	6,469	94,628
President Enterprises (China) investment Co., Ltd.	Stock : Peijing President Enterprises Drinks & Food Co., Ltd.	Long-term investments	Capital increase	-	-	RMB 26,149	-	RMB 33,110	-	-	-	-	-	(RMB 6,547)	-	RMB52,712
Uni-President Southeast Asia Holdings Co., Ltd.	Stock : Uni-President Vietnam Co., Ltd.	〃	(Note 2)	(Note 2)	-	-	-	US 25,898	-	-	-	-	-	(US 752)	-	US 25,146
	PT ABC President Enterprises Indonesia	〃	(Note 2)	(Note 2)	-	-	-	US 7,622	-	-	-	-	-	(US 45)	-	US 7,577
Kai Yu (BVI) Investment Co., Ltd.	Stock : President Coffee (Cayman) Holdings Co., Ltd.	〃	(Note 3)	-	2,700	US 1,806	-	-	(1,500)	US 11,835	(US 993)	US 10,842	-	(US 18)	1,200	US 795
President Chain Store (BVI) Holdings Ltd.	Stock : President Coffee (Cayman) Holdings Co., Ltd.	〃	(Note 3)	-	3,000	US 1,828	-	-	(1,200)	US 9,468	(US 782)	US 8,686	-	US 127	1,800	US 1,173
Wisdom Distribution Services Corp.	Beneficiary Certificates : Jih Sun Bond Fund	Short-term investments	-	-	-	-	28,399	367,000	(23,377)	302,418	(302,000)	418	-	-	5,022	65,000
	Union Bond Fund	〃	-	-	3,763	43,000	51,135	588,000	(50,141)	576,541	(576,000)	541	-	-	4,757	55,000
	Home-Run Fund	〃	-	-	-	-	15,804	210,000	(12,048)	160,418	(160,000)	418	-	-	3,756	50,000
	James Bond Fund	〃	-	-	3,374	49,000	17,499	255,000	(20,873)	304,390	(304,000)	390	-	-	-	-

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase (decrease): Number of shares (in thousands)	Other increase (decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	ABN AMRO Bond Fund	Short-term investments	-	-	2,466	$ 35,000	6,235	$ 89,000	(8,701)	$ 124,451	($ 124,000)	$ 451	-	$ -	-	$ -
President Musashino Corp.	Beneficiary Certificates : Home-Run Fund	"	-	-	22,722	300,000	82,440	1,094,150	(94,035)	1,247,611	(1,245,800)	1,811	-	-	11,127	148,350
President Life Sciences Cayman Co., Ltd.	Stock : Z-Kat, Inc.	Long-term investments	-	-	-	-	3,855	US 3,642	-	-	-	-	-	-	3,855	US 3,642

(Note 1) The counterparty is Uni-President Southeast Asia Holdings Co., Ltd., which is Cayman President Holdings Ltd. 's subsidiary accounted under the equity method.

(Note 2) The counterparty is Cayman President Holdings Co., Ltd., which is subsidiary accounted under equity method.

(Note 3)The counterparty is Starbuks Coffee International Inc.

(5)Acquistition of real estate with an amount exceeding the lower of $100,000 and 20 percent of the enrolled capital:None.

(6)Disposal of real estate with an amount exceeding the lower of $100,000 and 20 percent of the enrolled capital :None.

(7) Purchases or sales transactions with related parties amount to the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

			Description of the transaction				Description and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / (payable)		
Purchases/sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases /sales	Credit terms	Unit Price	Credit terms	Amount	Percentage of notes or accounts receivable / (payable)	Note
Uni-President Enterprises Corp.	President Kikkoman Inc.	Subsidiary accounted by equity method	purchases	$ 380,441	3%	One month	-	-	($ 75,207)	(4)	-
	TTET Union Corp.	〃	purchases	234,123	2%	Close its account 30-45 days within the end of each month	-	(Note 1)	(52,498)	(3)	-
			sales	367,262	2%	About one month after sales	-	(Note 2)	62,888	1	-
	President Packaging Ind. Corp.	〃	purchases	188,391	2%	One month	-	-	(37,708)	(2)	-
	President Nisshin Corp.	〃	purchases	182,096	1%	15 days	-	(Note 1)	(25,199)	(1)	-
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd.(accounted by equity method)	sales	2,516,727	14%	Close its account 40 days within 10 days	-	(Note 2)	814,062	21	-
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	sales	2,053,386	12%	Close its account 40 days within the end of each month	-	(Note 2)	438,597	9	-
	Retail Support International Corp.	〃	sales	892,085	5%	About 2 months after sales	-	(Note 2)	283,393	6	-
	President Chain Store Corp.	〃	sales	721,673	3%	Close its account 30 days within the end of each month	-	(Note 2)	102,856	2	-

				Description of the transaction			Description and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / (payable)		
Purchases/sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases /sales	Credit terms	Unit Price	Credit terms	Amount	Percentage of notes or accounts receivable / (payable)	Note
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	sales	$ 526,665	3%	About 2 months after sales	-	(Note 2)	$ 223,046	5	-
	Tung Shun Enterprises Corp.	〃	sales	275,343	2%	〃	-	(Note 2)	150,385	3	-
	Tone Chu Enterprises Corp.	〃	sales	234,205	1%	〃	-	(Note 2)	99,660	2	-
	Tung-Yu Enterprises Corp.	〃	sales	195,878	1%	About 2 weeks after sales	-	(Note 2)	19,185	-	-
	Tung Sheng Enterprises Corp.	〃	sales	191,905	1%	About 2 months after sales	-	(Note 2)	114,607	2	-
	Kuan Chang Enterprises Corp.	〃	sales	189,770	1%	About one month after sales	-	(Note 2)	38,506	1	-
	Far-Tung Enterprises Corp.	〃	sales	179,949	1%	About 2 months after sales	-	(Note 2)	76,496	2	-
	Ding-Tung Enterprises Corp.	〃	sales	172,067	1%	About one month after sales	-	(Note 2)	15,972	-	-
	Tung Yi Enterprises Corp.	〃	sales	124,420	1%	About 2 months after sales	-	(Note 2)	68,336	1	-
	Hsin Tung Enterprises Corp.	〃	sales	118,359	1%	About 2 weeks after sales	-	(Note 2)	12,816	-	-
Nanlien International Corp.	Lien Bo Enterprises Corp.	〃	sales	402,210	33%	10~60 days	-	-	158,373	44	-

			Description of the transaction				Description and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / (payable)		
Purchases/sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases /sales	Credit terms	Unit Price	Credit terms	Amount	Percentage of notes or accounts receivable / (payable)	Note
President Chain Store Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	purchases	$ 17, 137, 521	64%	Close its account 10~40 days within the end of each month	(Note 3)	-	($2, 909, 553)	(49)	-
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	purchases	3, 820, 089	13%	Close its account 15~30 days within the end of each month	(Note 3)	-	(752, 429)	(13)	-
	Wisdom Distribution Services Corp.	A Subsidiary of President Chain Store Corp.(accounted by equity method)	purchases	1, 797, 547	7%	Close its account 15~35 days within the end of each month	(Note 3)	-	(630, 404)	(7)	-
	Uni-President Enterprises Corp	The Company	purchases	721, 673	3%	Close its account 30~40 days within the end of each month	-	-	(102, 856)	(2)	-
	President Musashino Corp.	A Subsidiary of President Chain Store Corp.(accounted by equity method)	purchases	314, 591	1%	Close its account 25 days within the end of each month	-	-	(63, 126)	(1)	-
	President Transnet Corp.	Subsidiary accounted by equity method	purchases	250, 669	1%	Close its account 15 days within the end of each month	-	-	(44, 050)	(1)	-

Purchases/sales company	Name of the counterparties	Relationship with the Company	Description of the transaction: Purchases /sales	Amount	Percentage of net purchases /sales	Credit terms	Description and reasons for difference in transaction terms compared to non-related party transactions: Unit Price	Credit terms	Notes or accounts receivable / (payable): Amount	Percentage of notes or accounts receivable / (payable)	Note
Ton-Yi Industrial Corp.	TOYOTA TSUSHO Corp.	Ton-Yi Industrial Corp.is its director	purchases	$ 978, 395	16%	-	-	-	($ 30, 111)	(8)	-
	Cayman Ton Yi Industrial Holdings Ltd.	A Subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	sales	2, 064, 963	25%	(Note 4)	-	-	904, 012	65	-
	TTET Union Corp.	Subsidiary accounted by equity method	sales	120, 446	1%	34 days	-	-	18, 201	1	-
Uni-President Cold -Chain Corp.	Uni-President Enterprises Corp.	The Company	purchases	2, 053, 386	60%	40 days	-	15~50 days	(438, 597)	(51)	-
	President Chain Store Corp.	Subsidiary accounted by equity method	sales	3, 820, 089	100%	30 days	(Note 5)	-	752, 429	100	-
Retail Support International Corp.	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd.(accounted by equity method)	purchases	934, 081	6%	15~45 days	-	-	(138, 407)	(4)	-
	Uni-President Enterprises Corp.	The Company	purchases	892, 085	5%	30~60 days	-	-	(283, 393)	(8)	-
	Lien Bo Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	purchases	300, 143	2%	15~45 days	-	-	(56, 051)	(2)	-
	President Chain Store Corp.	Subsidiary accounted by equity method	sales	17, 137, 521	100%	30~45 days	(Note 5)	-	2, 909, 553	100	-
Cayman Ton Yi Industrial Holdings Ltd.	Ton-Yi Industrial Corp.	A Subsidiary accounted by equity method	purchases	US 50, 591	100%	-	-	-	(US 26, 158)	(100)	-
	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd.(accounted by equity method)	sales	US 29, 899	52%	-	-	-	US 11, 006	53	-
	Jiangsu Ton Yi Tinplate Co., Ltd.	〃	sales	US 26, 499	46%	-	-	-	US 8, 574	41	-

			Description of the transaction				Description and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / (payable)		
Purchases/sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases /sales	Credit terms	Unit Price	Credit terms	Amount	Percentage of notes or accounts receivable / (payable)	Note
Fujian Ton Yi Tinplate Co., Ltd.	Cayman Ton Yi Industrial Holdings Ltd.	An investor of Fujian Ton Yi Tinplate Co., Ltd	purchases	US$ 29,899	96%	-	-	-	(US$ 11,006)	(100)	-
Jiangsu Ton Yi Tinplate Co., Ltd.	Cayman Ton Yi Industrial Holdings Ltd.	〃	purchases	US 26,499	78%	-	-	-	(US 8,574)	(86)	-

(Note 1) The standard period of payment to regular customers is within one month, it depends on client's payment policy.

(Note 2) The standard period of collection to regular customers is within two weeks after sales, animal feed within 60 ~ 75days after sales and foodstuff within 10~15 days after sales, it depends on client's credit worthiness.

(Note 3) The purchase cost from Retail Support International Corp., Uni-President Cold-Chain Corp. and Wisdom Distribution Services Corp. includes markup computed by negotiated rate according to types of goods.

(Note 4) The collection period of Ton Yi Industrial Corp. is longer that the collection policy depends on remit the balance of the subsidiaries of Cayman Ton Yi Industrial Holdings Ltd. in China.

(Note 5) The sales of Retail Support International Corp. and Uni-President Cold-Chain Corp. includes markup computed by negotiated rate according to types of goods.

8. Receivables from related parties exceeding the lower of NT$100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

The name of the Company	Name of the counterparties	Relationship with the Company	Ending balance Accounts	Ending balance Amounts	Turnover rate	Receivables postponed Amounts	Receivables postponed Resolution	Subsequent receipt	Provision for doubtful amounts
Uni-President Enterprises Corp.	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Accounts Receivable	$ 814,062	4.11	$ -	-	$ 830,135	$ -
			Other Receivables	46,783	-	-	-	28,853	-
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Accounts Receivable	438,597	4.80	-	-	274,943	-
			Other Receivables	2,121	-	-	-	1,912	-
	Retail Support International Corp.	〃	Accounts Receivable	283,393	4.40	-	-	158,663	-
			Other Receivables	860	-	-	-	860	-
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	223,046	2.29	-	-	150,268	-
			Other Receivables	1,230	-	-	-	-	-
	Tung Shun Enterprises Corp.	〃	Accounts Receivable	150,385	2.12	-	-	71,770	-
			Other Receivables	405	-	-	-	405	-
	Tung Sheng Enterprises Corp.	〃	Accounts Receivable	114,607	1.18	-	-	64,830	-
			Other Receivables	392	-	-	-	392	-
	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts Receivable	102,856	3.46	-	-	81,492	-
			Other Receivables	334	-	-	-	334	-
Nanlien International Corp.	Lien Bo Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	158,737	2.58	-	-	112,818	-
President International Development Corp.	G-Advanced Semiconductor Technology Corp.	A subsidiary of President International Development Corp. (accounted by equity method)	Other Receivables (Note 1)	254,767	-	-	-	-	-
Ton-Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton-Yi Industrial Corp. Corp. (accounted by equity method)	Accounts Receivable	904,012	4.32	-	-	419,057	-
			Other Financial Assets-current	307,776	-	-	-	67,436	-
Uni-President Cold-Chain Corp.	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts Receivable	752,429	5.73	-	-	752,429	-
Retail Support International Corp.	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts Receivable	2,909,553	6.31	-	-	2,909,553	-
President International Investment (BVI) Co., Ltd.	Hong Kang Xiang Lu Industries Ltd.	The general manager is the director of President International Investment (BVI) Co., Ltd.	Other Receivables-related party	US 8,509	-	-	-	-	-
Cayman Ton Yi Industrial Holdings Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Accounts Receivable	US 8,574	2.99	-	-	-	-

The name of the Company	Name of the counterparties	Relationship with the Company	Ending balance		Turnover	Receivables postponed			Provision for
			Accounts	Amounts	rate	Amounts	Resolution	Subsequent receipt	doubtful amounts
	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Accounts Receivable	US$ 11,006	5.07	$ -	-	$ -	$ -
	Hong Kong Ton Yi Industrial Holdings Ltd.	〃	Other Receivables	US 5,002	-	-	-	-	-
Cayman President Holding Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Other Receivables-related party	US 7,326	-	-	-	-	-
Nella Ltd.	Prospect Top Development Ltd.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Other Receivables	US 3,296	-	-	-	-	US 313
Cayman Nanlien Holdings Ltd.	Nella Ltd.	A subsidiary of Cayman Nanlien Holdings Ltd. (accounted by equity method)	Other Receivables	US 3,607	-	-	-	-	-
Hong Kong Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other Receivables	US 3,833	-	-	-	-	-
Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other Receivables	US 3,833	-	-	-	-	-

(Note) It is receivables from refund of capital investment.

9.Derivative Financial Instrument Transactions (Units in thousands of currencies indicated):

A. The Company's derivative financial instrument transactions (Note 10(1))

B. Cayman President Holdings Ltd.

a. Contract amount or notional principal amount and credit risk

	June 30, 2003	
Derivative financial instrument	Contract amount (Notional principal amount)	Credit risk
Interest Rate Swap Contracts	USD$ 50, 000	$ —

The credit risk stated above represents the ultimate loss from the Interest Rate Swap Contracts if settled at the balance date and defaulted by the counterparties.

b. Market risk

The Interest Rate Swap Contracts are used for hedging. Gain or loss resulted from the fluctuation of market interest rates will be offset by the gain or loss incurred from the underlying hedged items. Accordingly, the market risk is minimal.

c. Liquidity risk, cash flow risk and amount, timing and uncertainty of future cash demand

The purpose of holding derivative financial instruments is for hedging. Due to the interest and exchange rate on the contracts is certainty that working capital of the company is sufficient. Accordingly, the liquidity risk is low.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives

(a). Transaction terms:

Between October 17 to November 24, 2000, the company signed a contract agreeing to pay or receive semi-annually the difference between floating and fixed interest rate during the 3-year period of the contract in US$50,000.

(b). The company signed the Interest Rate Swap Contract to hedge the effects of the assets and liabilities denominated in foreign currencies resulted from the fluctuation of interest and exchange rates. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions and they are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements

The liabilities and assets resulted from the Interest Rate Swap Contracts were offset. As of June 30, 2003, net liabilities to US$1,124 resulted from the Interest Rate Swap Contracts recorded as other current liabilities.

f. Fair value of the derivative financial instruments

Derivative financial instruments	June 30,2003 Book Value		June 30,2003 Fair Value	
Interest Rate Swap Contracts	US$	—	(US$	1, 124)

C.Ton Yi Industrial Corp.

a. Contract amount or notional principal amount and credit risk

Derivative financial instruments	June 30,2003 Contract amount (Notional principal amount)		June 30,2003 Credit risk
Advance Booking Forward Foreign Exchange Contracts — USD	US$	53, 300	$ —
Advance Booking Forward Foreign Exchange Contracts — JPY/USD	JPY	210, 000	—
Foreign Currency Option — USD/NTD	US	9, 700	—
Foreign Currency Option — USD/JPY	US	28, 000	—
Foreign Currency Option — JPY/USD	JPY	540, 000	3, 761
Currency Swap Contracts — USD/NTD	US	117, 260	1, 432
	NT	4, 023, 772	
Currency Swap Contracts — USD/JPY	US	3, 600	—
	JPY	433, 000	

The credit risk stated above represents the ultimate loss from the contracts if settled at the balance date and defaulted by the counterparties. However, as the counterparties are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The main purpose of holding derivative financial instruments is to hedge losses due to fluctuations in. Gain or loss resulted from fluctuation of interest or exchange rates will be offset by the gain or loss incurred from the hedged items. Accordingly, the market risk is minimal.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

Up to June 30, 2003, the Company estimated that before June 21, 2004, the above Advance Booking Forward Foreign Exchange Contracts will generate cash inflows of $1,833,822 and cash outflow of JPY$210,000, and net cash outflows of US$51,545.

The Company estimated that before March 5, 2005, the Currency Swap Contracts will generate net cash inflows of US$101,000 and cash outflows of JPY$433,000 and net cash outflows $3,343,052. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Advance Booking Forward Foreign Exchange Contracts and Currency Swap Contracts, the cash flow risk in minimal.

The company recognized the premium of the receipts (payments) in non-operating revenue and expense from sale and purchase Forward Foreign Exchange Option transactions. The Company option exercise price is based on the current market value at the fixed rate, and the holding (issuing) period is matched by the Company's future cash flow, when the contract is due. The market risk of the foreign exchange rate fluctuation, and impact on to the company's operations, is insignificant.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by the company are not for trading purposes. The company engages in Forward Foreign Exchange Contracts, Foreign Currency option and Currency Swap Contracts in order to hedge the risks of the assets, liabilities and commitments denominated in foreign currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge most of the market risk. The hedging instruments are derivative financial instruments with inverse relationships with the market value of the hedged positions. These relationships are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements

Derivative financial instruments	Net Receipts (Payments) on Forward Foreign Exchange June 30, 2003	
Advance Booking Forward Foreign Exchange Contracts－USD	($ 10,891)	(Note 1)
Advance Booking Forward Foreign Exchange Contracts－JPY/USD	(6)	(Note 1)
Foreign Currency Option－USD/NTD	(1,052)	(Note 1)
Foreign Currency Option－USD/JPY	(5,305)	(Note 1)
Foreign Currency Option－JPY/USD	3,761	(Note 1)
Currency Swap Contracts－USD/NTD	1,432	(Note 1)
Currency Swap Contracts－USD/JPY	(669)	(Note 1)

(Note 1) Up to June 30, 2003, the net receipts in the derivative financial instruments are recorded as other current liabilities of $5,480 and other liabilities of $7,250. The Advance Booking Forward Foreign discount unamortized amount of $8,963 is recorded as prepayments and other current assets, The Advance Booking Forward Foreign premium unamortized amount of $4,013 is recorded as other current liabilities, and the exchange loss of $12,084 is recorded as non-operating expense.

f. Fair value of derivative financial instruments.

	June 30, 2003	
Derivative financial instruments	Book value	Fair value
Advance Booking Forward Foreign Exchange Contracts	($ 10, 897)	($ 10, 897)
Foreign Currency Option	(2, 596)	(2, 596)
Currency Swap Contracts	763	(763)

The method and assumptions used to estimate the fair value of derivative financial instruments are summarized as follows:

The fair value of derivative financial instruments are estimated based on the amount the Company may receive or pay assuming that the contracts are settled at the balance sheet date. Generally, it includes the current unrealized gain from open contracts. Most of the derivative financial instruments have prices quoted by financial institutions.

2.Related information on investees (Units in thousands of currencies indicated)

Investors	Name of investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note 1)	The Company/majority owned: Shares (in thousands)	The Company/majority owned: Percentage of ownership	The Company/majority owned: Book value	Net income (loss)of investees	Income(loss) recognized by the Company	Note
Uni-President Enterprises Corp.	President International Trade and Investment Corp.	Trotola, British Virgin Islands	Investment on manufacturing business	$1, 750, 530	$ 1, 750, 530	45, 012	100. 00%	$ 2, 940, 248	($ 67, 252)	($ 67, 252)	Subsidiary
	Cayman President Holdings Ltd.	Grand Cayman, Cayman Islands	〃	4, 243, 066	3, 828, 373	130, 060	100. 00%	1, 036, 957	36, 703	36, 703	〃
	Kai Yu Investment Co., Ltd.	Tainan Hsien	General investment	3, 200, 000	3, 200, 000	320, 000	100. 00%	673, 656	322, 731	322, 965	〃
	Kai Nan Investment Co., Ltd.	〃	〃	600, 000	600, 000	60, 000	100. 00%	446, 275	(995)	25, 317	〃
	President Global Corp.	Buena Park,CA, U.S.A	Instant noodles and juice can importation	147, 250	147, 250	500	100. 00%	339, 894	21, 531	22, 206	〃
	Uni-President Glass Industrial Co., Ltd.	Tainan Hsien	Glass	397, 366	397, 366	36, 000	100. 00%	299, 567	(6, 980)	(18, 284)	〃
	U-Chains Enterprises Corp.	〃	Distribution center	270, 036	270, 036	19, 800	100. 00%	227, 696	632	(5, 248)	〃
	Tone Sang Construction Corp.	〃	Construction on buildings	478, 030	478, 030	19, 800	100. 00%	131, 363	(15, 019)	(15, 019)	〃
	Nanlien International Corp.	Taipei City	Importation and exportation business	225, 459	225, 459	99, 999	99. 99%	1, 045, 876	43, 458	49, 341	〃
	President Entertainment Corp.	Tainan Hsien	Entertaining business	901, 528	901, 528	63, 966	61. 80%	801, 672	(6, 404)	(3, 958)	〃
	President International Development Corp.	Taipei City	Construction and operation of shopping mall	8, 775, 000	8, 775, 000	877, 500	58. 50%	7, 359, 503	(305, 895)	(165, 592)	〃
	President Nisshin Corp.	Tainan Hsien	Processing, manufacturing and sale of vegetable oil	40, 808	40, 808	6, 120	51. 00%	128, 275	17, 668	9, 737	〃

Investors	Name of investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note 1)	The Company/majority owned: Shares (in thousands)	The Company/majority owned: Percentage of ownership	The Company/majority owned: Book value	Net income (loss)of investees	Income(loss) recognized by the Company	Note
	Tung Ho Development Co., Ltd.	Taipei City	Relaxation club	$ 362,592	$ 151,010	78,873	50.37%	$ 186,513	($ 271,338)	($133,173)	Subsidiary
	President Kikkoman Inc.	Tainan Hsien	Soy sauce	45,000	45,000	6,000	50.00%	157,778	28,359	12,902	—
	President Chain Store Corp.	Taipei City	Operation of supermarket	4,979,998	4,797,049	348,444	45.13%	6,256,433	2,057,854	585,827	—
	Ton-Yi Industrial Corp.	Tainan Hsien	Manufacturing of tinplate	8,737,720	8,737,720	665,148	43.34%	7,305,035	310,784	134,450	—
	Tong-Jeng Development Corp.	Tainan City	Land exploitation	1,500,000	1,500,000	150,000	42.86%	1,450,777	(33,514)	(14,363)	—
	Eagle Cold Storage Enterprises Co., Ltd.	Taichung City	Sale of cold foods	534,324	534,324	40,887	37.36%	477,351	6,810	915	—
	Mospec Semiconductor Corp.	Tainan Hsien	Manufacturing of electronic material	116,839	116,839	24,385	30.84%	273,060	15,168	4,518	—
	TTET Union Corp.	〃	Soybean crushing	315,066	315,066	47,207	29.51%	690,781	150,456	38,894	—
	President Securities Corp.	Taipei City	Business of securities	2,191,824	2,191,824	302,014	26.48%	4,331,264	797,870	203,584	—
	Qware Systems & Services Corp.	〃	Business of computer system	195,287	195,287	13,475	24.76%	137,279	18,562	4,166	—
	Presicarre Corp.	〃	General merchandise	124,147	124,147	74,228	20.50%	1,882,172	789,397	161,311	—
	Ztong Yee Industrial Co., Ltd.	Tainan Hsien	Manufacturing of battery	149,944	149,944	18,042	20.00%	265,174	126,333	25,267	—
	Mech-President Co., Ltd.	〃	Gas station and elevator	165,960	165,960	6,600	20.00%	106,144	65,162	12,022	—
	Scino Pharm Taiwan Ltd.	〃	Biochemistry	880,093	690,338	80,887	17.59%	635,121	(343,014)	(92,344)	—
	Allianz President Life Insurance Co.,Ltd.	Taipei City	Insurance	241,669	202,064	24,167	10.10%	218,795	292,295	15,013	—
	Uni-President Dream Parks Corp. etc.	Tainan City etc..	Business of advertisement etc.	1,306,205	1,335,690	-	7.14% ~100.00%	710,918	12,663	889	—

Investors	Name of investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note 1)	The Company/majority owned: Shares (in thousands)	The Company/majority owned: Percentage of ownership	The Company/majority owned: Book value	Net income (loss)of investees	Income(loss) recognized by the Company	Note
President International Trade and Investment Corp.	Uni-President (USA), Inc.	City of Industry, CA, U.S.A	Instant foods	US$ 15,000	US$ 15,000	150	100.00%	US$ 7,517	(US$ 1,073)	$ -	Indirect owned subsidiary
	Shanghai President International Foods Co., Ltd.etc.	Shanghai City,etc.	cake, bread etc.	US 25,450	US 25,450	-	100.00%	US 1,929	(US 752)	-	〃
Cayman President Holdings Ltd.	President Enterprises (China) Investment Co., Ltd.	Shanghai City	Professional investment	US 248,160	US 248,160	-	100.00%	US 272,407	US 8,162	-	〃
	Uni-President Southeast Asia Holdings Co.,Ltd.	Grand Cayman, Cayman Islands	〃	US 38,902	US -	-	100.00%	US 37,512	(US 1,390)	-	〃
	Changjiagang President Nisshin Foods Co., Ltd.	Changjiagang Free Trade Zone, Jiangsu	Oil and flour	US 10,200	US 10,200	-	60.00%	US 9,433	US 126	-	〃
	Cargill President Holding Pte Ltd.	Singapore	Professional investment	US 15,280	US 10,000	15,280	50.00%	US 14,010	(US 1,191)	-	—
	Queen Holdings (BVI) Limited	Tortola,British Virgin Islands	〃	US 12,067	US 12,067	5	45.40%	US 16,969	US 1,613	-	—
	PPG Investment, Inc.	Rancho,Cucamonga CA ,U.S.A.	〃	US 3,182	US 3,182	-	45.40%	US 3,520	(US 634)	-	—
	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	Chongqing City	Retailer	US 13,191	US 13,191	-	45.00%	US 12,866	US 2,033	-	—
	Jiafu (Tianjin) International Trading Co., Ltd.	Tianjin City	〃	US 5,400	US 5,400	-	45.00%	US 6,653	US 349	-	—
	Guangzhou President Supermarket Co., Ltd.	Guangzhou City	Supermarket	US 3,780	US 3,780	-	45.00%	US 2,586	(US 875)	-	—
	Zhuhai Kirin President Brewery Co., Ltd.	Zhuhai City ,Guangdong	Beer,mineral water	US 22,200	US 22,200	-	30.00%	US 22,567	US 643	-	—

Investors	Name of investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note 1)	The Company/majority owned: Shares (in thousands)	The Company/majority owned: Percentage of ownership	The Company/majority owned: Book value	Net income (loss) of investees	Income(loss) recognized by the Company	Note
	President Energy Development (Cayman Islands) Ltd.	Grand Cayman, Cayman Islands	Energy development	US$ 10,200	US$ 10,200	10,200	25.50%	US$ 9,004	(US$ 197)	$ -	—
	Uni-President International (HK) Co., Ltd.etc.	Hong kong etc.	Trading etc.	US 2,354	US 2,354	-	20.00% ~100.00%	(US 1,066)	(US 133)	-	Indirect owned subsidiary
Kai Yu Investment Co., Ltd.	Kai Yu (BVI) Investment Co., Ltd.	Tortola, British Virgin Islands	General Investment	1,788,868	1,736,624	53,278	100.00%	1,335,754	326,760	-	〃
	TTET Union Corp.	Tainan Hsien	Soybean crushing	120,861	109,233	10,328	6.46%	162,998	150,456	-	—
	Ton-Yi Industrial Corp.	Tainan Hsien	Manufacturing of tinplate	405,757	405,757	24,452	1.59%	178,750	310,784	-	—
	Tung Ang Enterprises Corp.etc.	Tainan Hsien etc.	Sale of soft drinks etc.	335,500	335,500	-	60.00% ~100.00%	95,269	(31,940)	-	Indirect owned subsidiary
Kai Nan Investment Co., Ltd.	President Securities Corp.	Taipei City	Business of securities	601,180	601,180	30,564	2.68%	524,271	797,870	-	—
President Global Corp.	Ameripec Inc.	Buena Park, CA U.S.A.	Sale of food	US 3,951	US 3,951	3	100.00%	US 3,951	US 902	-	Indirect owned subsidiary
	President East Co. etc.	New York, U.S.A. etc.	Investment of buildings etc.	US 1,022	US 1,022	-	20.00% ~50.00%	US 878	US -	-	—
Uni-President Dream Parks Corp.	Uni-Oao Travel Services Corp.	Taipei City	Business of tour	4,800	-	480	80.48%	4,800	(4,664)	-	Indirect owned subsidiary
Nanlien International Corp.	Union Chinese Corp.	Taipei City	Sale of foods	79,964	79,964	8,048	80.48%	121,735	30,335	-	〃
	Retail Support International Corp.	Taoyuan Hsien	Distribution center	153,480	153,480	4,000	20.00%	132,336	61,386	-	—

Investors	Name of investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note 1)	The Company/majority owned: Shares (in thousands)	The Company/majority owned: Percentage of ownership	The Company/majority owned: Book value	Net income (loss)of investees	Income(loss) recognized by the Company	Note
	Cayman Nanlien Holdings Ltd.etc.	Grand Cayman, Cayman Islands etc.	professional investment etc.	$1, 018, 443	$ 1, 125, 034	-	20. 00% ~100. 00%	$ 930, 671	$ 129, 945	$ -	Indirect owned subsidiary
President International Development Corp.	President International Investment (BVI) Co.,Ltd.	Tortola,British Virgin Islands	General Investment	4, 432, 692	4, 432, 692	133, 023	100. 00%	5, 338, 973	870	-	〃
	President Life Sciences Co., Ltd.	Taipei City	Manufacturing of chemical material and instrument	1, 650, 000	1, 650, 000	165, 000	100. 00%	1, 314, 344	(43, 240)	-	〃
	Tung Yu Investment Corp.	〃	Professional investment	260, 500	260, 500	26, 050	100. 00%	260, 186	(20)	-	〃
	Tong Shou Investment Corp.	〃	〃	150, 000	150, 000	11, 140	100. 00%	150, 024	-	-	〃
	Tong Cheng Investment Corp.	〃	〃	111, 400	111, 400	11, 140	100. 00%	111, 308	(20)	-	
	President Fair Development Corp.	Tainan Hsien	Land exploitation	1, 800, 000	1, 800, 000	150, 000	42. 85%	1, 631, 719	(33, 514)	-	—
	President Entertainment Corp.	〃	Entertaining business	1, 186, 008	1, 186, 008	39, 534	38. 20%	495, 512	(6, 404)	-	Subsidiary
	Synergy ScienTech Corp.	Hsinchu City	Manufacturing of lithium battery	692, 544	692, 544	55, 404	35. 07%	463, 253	(60, 960)	-	—
	Kang Na Hsiung Enterprises Co., Ltd.	Tainan Hsien	Tissue and sanitary towel	424, 025	424, 025	43, 839	24. 90%	533, 131	79, 620	-	—
	Allianz President Life Insurance Co.,Ltd.	Taipei City	Life insurance	222, 597	159, 260	22, 259	7. 96%	207, 409	292, 295	-	—
	Scino Pharm Taiwan Ltd.	Tainan Hsien	Biochemistry	212, 474	212, 474	21, 247	5. 74%	140, 516	(343, 014)	-	—

Investors	Name of investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note 1)	The Company/majority owned: Shares (in thousands)	The Company/majority owned: Percentage of ownership	The Company/majority owned: Book value	Net income (loss)of investees	Income(loss) recognized by the Company	Note
	President Medical Technologies Corp., Ltd., etc.	Taipei City etc.	Wholesale business of precise instrument etc.	$ 756, 094	$ 756, 094	-	7. 14% ~50. 00%	$ 195, 523	($ 177, 370)	$ -	—
Tung Ho Development	Gu Hsiang Co.,Ltd. etc.	Taipei City etc.	The operation and Consultant of the Hotels and restaurant. etc.	256, 000	243, 500	-	50. 00% ~100. 00%	182, 021	(2, 927)	-	—
President Asian Enterprises Inc.	T & T Supermarket Inc.	Richmond, BC, Canada	Business of wholesale	CAN 0. 30	CAN 0. 30	-	20. 00%	CAN 2, 585	CAN 3, 266	-	—
	President Canada Income Properties Real Estate Investment Trust	〃	Real estate business	CAN 7, 900	CAN —	1	100. 00%	CAN 6, 276	(CAN 497)	-	—
	President Canada Construction Inc.etc.	Burnaby, BC, Canada etc.	Real estate business etc.	CAN 0. 35	CAN 0. 35	-	50. 00% ~100. 00%	(CAN 1, 985)	(CAN 899)	-	—
President Chain Store Corp.	President Chain Store (BVI) Holdings Ltd.	Tortola,British Virgin Islands	Professional investment	1, 520, 776	1, 520, 776	46, 405	100. 00%	1, 542, 099	252, 761	-	—
	President Drugstore Business Corp.	Taipei City	Sale of cosmetics and medicines	396, 000	396, 000	19, 800	100. 00%	200, 632	15, 291	-	—
	Ren-Hui Investment Corp.	〃	Professional investment	198, 000	198, 000	19, 800	100. 00%	149, 999	8, 489	-	—
	Wisdom Distribution Services Corp.	〃	Delivery of magazine	50, 000	50, 000	9, 433	100. 00%	118, 350	15, 613	-	—
	President Transnet Corp.	Taipei Hsien	Distribution business	813, 230	733, 230	80, 000	80. 00%	172, 309	(60, 082)	-	—
	President Information Corp.	Taipei City	Information services	135, 956	100, 264	10, 626	70. 00%	149, 175	23, 221	-	—
	Mech-President Co., Ltd.	Tainan Hsien	Gas station and elevator	364, 683	364, 683	20, 775	62. 95%	336, 800	65, 162	-	—
	Uni-President Cold-Chain Corp.	〃	Distribution center	237, 437	237, 437	19, 563	60. 00%	352, 851	39, 298	-	—

Investors	Name of investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note 1)	The Company/majority owned: Shares (in thousands)	The Company/majority owned: Percentage of ownership	The Company/majority owned: Book value	Net income (loss)of investees	Income(loss) recognized by the Company	Note
	President Musashino Corp.	Taipei City	Fresh Food	$ 309,240	$ 309,240	29,880	60.00%	$ 308,682	$ 4,341	$ -	—
	Retail Support International Corp.	Taoyuan Hsien	Distribution center	91,414	91,414	5,000	25.00%	100,285	61,386	-	—
	Uni-President Oven Bakery Corp.etc.	Taipei City etc.	Bread retailing etc	1,136,352	899,751	-	20.00% ~100.00%	781,609	42,044	-	—
Ton-Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	Grand Caymen , Cayman Islands	Professional investment	1,388,578	1,388,578	4,001	100.00%	(670,451)	42,737	-	—
	TovecanVietnam Corp. etc.	Ho Chi Minh city, Vietnam etc.	Manufacturing of can etc.	62,307	62,307	-	40.00% ~100.00%	106,380	11,950	-	—
Uni-President Cold-Chain Corp.	President Logistics International Corp.	Taoyuan Hsien	Transportation business etc.	20,150	20,150	2,500	25.00%	27,615	14,120	-	—
Retail Support International Corp.	President Logistics International Corp.etc.	Taoyuan Hsien etc.	Transportation business	61,275	61,275	-	49.00% ~51.00%	93,168	21,625	-	—
Mech-President Co., Ltd.	Safety Elevator Corp. etc.	Tainan City etc.	Manufacturing and maintance of elevator etc.	90,583	90,583	-	100.00%	90,052	(700)	-	—
President Enterprises (China) Investment Co., Ltd.	Kunshan President Enterprises Co.,Ltd.	Jiangsu Province Kunshan City	Meat, instant noodles, soft drinks	RMB 336,082	RMB 331,112	-	100.00%	RMB 347,943	RMB 22,961	-	—
	Guangzhou President Enterprises Foods Co., Ltd.	Guangazhou City	Meat, instant noodles, soft drinks	RMB 397,300	RMB 397,300	-	100.00%	RMB 345,719	RMB 1,119	-	—
	Wuhan President Enterprises Food Co., Ltd.	Wuhan City	Meat, instant noodles, soft drinks	RMB 200,359	RMB 200,359	-	100.00%	RMB 278,428	RMB 22,978	-	—
	Chengdu President Enterprises Food Co., Ltd.	Sichuan Province wenjiang Hsien	Meat, instant noodles, soft drinks、	RMB 165,586	RMB 165,586	-	100.00%	RMB 250,529	RMB 54,538	-	—

Investors	Name of investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note 1)	The Company/majority owned: Shares (in thousands)	The Company/majority owned: Percentage of ownership	The Company/majority owned: Book value	Net income (loss)of investees	Income(loss) recognized by the Company	Note
	Shenyang President Enterprises Co., Ltd.	Shenyang City	Instant noodles, soft drinks, dairy products, etc.	RMB$124, 190	RMB$ 124, 190	-	100. 00%	RMB$ 143, 550	(RMB$ 11, 197)	$ -	—
	Zhongshan President Enterprises Co., Ltd.	Guangdong Province Zhongshan City	Marine products etc.	RMB 99, 332	RMB 99, 332	-	100. 00%	RMB 103, 960	RMB 2, 122	-	—
	Xinjiang President Enterprises Food Co., Ltd.	Xinjiang Province Urcrngi City	Tomato products, instand noodles, soft drinks, etc.	RMB 128, 304	RMB 128, 304	-	100. 00%	RMB 94, 788	(RMB 493)	-	—
	Hefei President Enterprises Co., Ltd.	Anhui Province Hefei City	Instant noodles, soft drinks, dairy products, etc.	RMB 82, 791	RMB 82, 791	-	100. 00%	RMB 91, 909	RMB 8, 191	-	—
	Harbin President Enterprises Co., Ltd.	Harbin City	Instant noodles, soft drinks, dairy products, etc.	RMB 124, 181	RMB 124, 181	-	100. 00%	RMB 71, 319	(RMB 14, 262)	-	—
	Meishan president Feed & oil Co., Ltd.	Sichuan Province Meishan Hsien	Animal feeds, vegetable oil	RMB 82, 777	RMB 82, 777	-	100. 00%	RMB 58, 636	(RMB 4, 635)	-	—
	Tianjiang President Enterprises Food Co., Ltd.	Tianjng City	Flour, instant noodles, flour	RMB 109, 266	RMB 109, 266	-	94. 49%	RMB 81, 312	(RMB 102)	-	—
	Qingdo President Food & Livestock Co., Ltd.	Qingdo City	Feed, breed stock and poultry	RMB 99, 332	RMB 99, 332	-	80. 00%	RMB 80, 911	(RMB 2, 738)	-	—
	Shanghai President Enterprises Livestock Food Co., Ltd.	Shanghai City	Animal food	RMB 51, 818	RMB 51, 818	-	78. 25%	RMB 20, 654	(RMB 5, 726)	-	—
	Beijing President Enterprises Drinks & Food Co., Ltd.	Beijing City	Instant noodles, soft drinks, dairy products, etc.	RMB 53, 810	RMB 20, 700	-	56. 52%	RMB 52, 712	RMB 9, 646	-	—
	Beijing President Food Co., Ltd.	Beijing City	Instant noodles	RMB 56, 454	RMB 56, 454	-	55. 00%	RMB 42, 563	(RMB 2, 483)	-	—

Investors	Name of investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note 1)	The Company/majority owned: Shares (in thousands)	The Company/majority owned: Percentage of ownership	The Company/majority owned: Book value	Net income (loss)of investees	Income(loss) recognized by the Company	Note
	Narnchung President	Jiangxi Province , Nanchang City	Instant noodles, soft drinks, dairy products, etc.	RMB$ 48,800	RMB$ 48,800	-	49.00%	RMB$ 51,691	RMB$ 6,728	$ -	—
Uni-President Southeast Asia Holdings Co., Ltd.	Uni-President Vietnam Co., Ltd.	Ho Chi Minh, City, Vietnam	Food, flour and oil	US 25,898	US -	-	100.00%	US 25,246	US 112	-	—
	PT ABC President Enterprises Indonesia	Jakarta, Indonesia	Instant noodles	US 7,622	US -	-	47.41%	US 7,577	(US 341)	-	—
	Uni-President (Thailand) Ltd.etc.	Bangkok, Thailand etc.	Instant noodles, soft drinks etc.	US 4,682	US -	-	40.00% ~100.00%	US 4,557	(US 1,419)	-	—
Kai Yu (BVI) Investment Co., Ltd.	Fuchou President Co., Ltd.	Fukien Province Fuchou City	Instant noodles	US 10,000	US 10,000	-	100.00%	US 9,080	US 8	-	—
	Kunshan President Kikkoman Biotechnogy Co., Ltd.	Jiangsu Province Kunshan City	Manufacturing of soy sauce	US 4,000	US 4,000	-	50.00%	US 4,747	(US 40)	-	—
	Beijing President Enterprises Drinks & Food Co., Ltd.	Beijing City	Instant noodles, soft drinks, dairy products, etc.	US 5,000	US 5,000	-	43.48%	US 7,594	US 141	-	—
	Zhuhai Kirin President Brewery Co., Ltd.	Guangdong Province Zhuhai City	Beers and mineral water	US 7,400	US 7,400	-	10.00%	US 7,584	US 78	-	—
	Songjiang President Enterprises Co., Ltd.etc.	Shanghai City etc.	Feed etc.	US 4,908	US 6,408	-	20.00% ~100.00%	US 2,837	(US 500)	-	—
President International Investment Holdings (BVI) Co., Ltd.	Uni-Home Tech Corp.	Tortola, British Virgin Islands	General investment	US 42,472	US 42,472	42,472	50.00%	US 59,094	US 1,619	-	—
	Accuary Inc.	Silicon Valley, CA, USA	Computerized knife	US 14,500	US 14,500	7,833	40.35%	US 7,146	US 2,004	-	—
	President Energy Development (Cayman Islands) Ltd.	Grand Cayman, Cayman Islands	General investment	US 15,834	US 15,834	15,834	39.58%	US 14,285	(US 197)	-	—

Investors	Name of investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note 1)	The Company/majority owned: Shares (in thousands)	The Company/majority owned: Percentage of ownership	The Company/majority owned: Book value	Net income (loss)of investees	Income(loss) recognized by the Company	Note
	Outlook Investment Pte Ltd.	Singapore	General investment	US$ 6,171	US$ 6,171	7,433	25.00%	US$ 5,316	US$ 42	$ -	—
	Scino pharm (Kunshan) Biochemical Technologies Corp., Ltd.etc.	Jiansu Province Kunshan City etc.	Manufacturing of biochemical medicine etc.	US 4,262	US 1,000	-	20.09% ~45.31%	US 4,119	(US 66)	-	—
President Life Science Co., Ltd	President Life Sciences Cayman Co., Ltd.	Grand Cayman, Cayman Islands	Global finance	878,395	821,451	26,698	100.00%	554,305	(9,964)	-	—
	President Biosystem Co.,Ltd. etc.	Taipei City etc.	Organism wafer etc.	148,182	102,232	-	24.99% ~100.00%	112,146	(15,983)	-	—
Nella Ltd.	Tunnel 88 International Marketing Corp.etc.	Tortola, British Virgins Islands etc.	Professional investment etc.	HKD 4,022	HKD 3,712	-	80.00% ~100.00%	(HKD 2,485)	(HKD 621)	-	—
President Chain Store (BVI) Holdings Ltd.	President Chain Store (Labuan) Holdings Ltd.	Malaysia Labuan Islands	Professional investment	US 19,910	US 19,910	19,910	100.00%	US 15,317	(US 703)	-	—
	President Coffee (Cayman) Holdings Ltd.	Grand Cayman, Cayman Islands	〃	US 1,800	US 3,000	1,800	30.00%	US 1,173	US 422	-	—
	Presiclerc Ltd.	Tortola, British Virgins Islands	〃	US 7,726	US 6,418	7,484	47.50%	US 2,198	(US 1,088)	-	—
	T&T Supermarket Inc.	Richmond, BC, Canada	Wholesale and retail business	US 7,537	US 7,537	-	20.00%	6,350	CAN 3,266	-	—
Wisdom Distribution Services Corp.	President Logistics International Corp.	Taoyuan Hsien	Transportation business	20,904	20,904	2,000	20.00%	24,476	14,120	-	—
Cayman Ton Yi Industrial Holdings Ltd.	Wuxi Ton Yi Industrial Packaging Corp.	Jiangsu Province Wuxi City	Manufacturing of cans	US 6,720	US 6,720	-	100.00%	US 4,587	(US 166)	-	—
	Chengdu Ton Yi Industrial Packaging Corp.	Szechwan Province Chengdu City	Manufacturing of cans	US 7,500	US 7,500	-	100.00%	US 2,401	(US 177)	-	—

Investors	Name of investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note 1)	The Company/majority owned: Shares (in thousands)	The Company/majority owned: Percentage of ownership	The Company/majority owned: Book value	Net income (loss)of investees	Income(loss) recognized by the Company	Note
	Hong Kong Ton Yi Industrial Holding Ltd.	Hong Kong	General investment	US$ 10	US$ 10	-	100.00%	US$ 252	US$ 25	$ -	—
	Cayman Fujian Ton Yi Holdings Ltd.	Grand Cayman, Cayman Islands	〃	US 33,993	US 33,993	-	88.58%	US 29,736	US 2,179	-	—
	Cayman Jiangsu Ton Yi Holdings Ltd.	〃	〃	US 28,127	US 28,127	-	87.93%	US 17,302	US 1,147	-	—
Kunshan President Enterprise Food Co., Ltd.	Guangzhou Wang Sheng Industrial Co., Ltd.	Guangzhou City	Manufacturing, Processing and Sales of food	RMB 2,500	RMB 2,500	-	50.00%	RMB 2,539	RMB 54	-	—
Wuhan President Enterprises Food Co., Ltd.	Nanchang President Enterprises Co.,Ltd.	Jiangxi Province Nanchang City	Instand noodles, soft drinks, dairy products, etc.	RMB 50,800	RMB 50,800	-	51.00%	RMB 49,974	RMB 2,142	-	—
	Guangzhou Wang Sheng Industrial Co., Ltd.	Guanhazhou City	Sales of food and soft drinks	RMB 2,500	RMB 2,500	-	50.00%	RMB 2,539	RMB 54	-	—
Meishan president Feed & Oil Co., Ltd.	President Fuche (Qingdo) Co., Ltd	Qingdo City	Manufacturing and processing of eggs	RMB 4,138	RMB 4,138	-	50.00%	RMB 2,510	(RMB 1,371)	-	—
Qingdo President Feed & Livestock Co., Ltd.	San Tong Wanfu (Qingdo) Co., Ltd	Qingdo City	Feed,breed stock and poultry	RMB 29,797	RMB 24,831	-	30.00%	RMB 29,900	(RMB 2,200)	-	—
President Life Sciences Cayman Co., Ltd.	Aura Oncology Systems, Inc.etc.	Sunny Bale, CA, U.S.A.etc.	Analysis of cell etc.	US 7,850	US 7,850	-	29.41% ~70.88%	US 3,643	(US 1,062)	-	—
President Chain Store (Labuan) Holdings Ltd.	Philippine Seven Corp.	Mandaluyoung City, Philippine	Retail of food and merchandise	US 19,882	US 19,882	119,575	50.40%	US 15,298	(PESO 8,216)	-	—

Investors	Name of investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note 1)	The Company/majority owned: Shares (in thousands)	The Company/majority owned: Percentage of ownership	The Company/majority owned: Book value	Net income (loss)of investees	Income(loss) recognized by the Company	Note
Philippine Seven Corp.	Convenience Distribution Inc.etc.	Quezon City, Philippine etc.	Distribution and storage etc.	PESO$80, 822	PESO$ 80, 822	-	40. 00% ~100. 00%	PESO$ 84, 889	(PESO$ 1, 950)	$ -	—
Mech-President (BVI) Corp.	Shanghai President Machine Co., Ltd.	Shanghai City	Filling station and elevator	US 2, 500	US 2, 500	-	100. 00%	US 2, 418	(US 31)	-	—
Cayman Fujian Ton Yi Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Fujian Province Longhai City	Manufacturing of tinplates	US 32, 668	US 32, 668	-	83. 58%	US 33, 479	US 2, 542	-	—
Cayman Jiangsu Ton Yi Holdings Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Jiangsu Province Wuxi City	Manufacturing of tinplates	US 31, 217	US 31, 217	-	82. 86%	US 19, 700	US 1, 515	-	—

(Note 1)The prior period ending balance is as of December 31, 2002.

3. Disclosure Of Information On Indirect Investments In Mainland China (For the six-month periods ended June 30, 2003)

A. The basic information of investments in Mainland China as of June 30, 2003 were as follows (Units in thousands of currencies indicated):

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of June 30, 2003	Accumulated remittance
Shanghai President Enterprises Livestock Food Co., Ltd.	Animal feeds, food	US$ 8,000	(Note 1)	US$ 6,077.5	$ -	$ -	US$ 6,077.5	78.25%	(RMB$ 4,480) (Note 2)	(RMB 1,904)	
Xinjiang President Enterprises Food Co., Ltd.	Tomato products, soft drinks, food	US 15,500	(Note 1)	US 13,077	-	-	US 13,077	100.00%	RMB 493 (Note 2)	RMB 29,728	-
Beijing President Food Co., Ltd.	Instant noodles	US 12,400	(Note 1)	US 3,828	-	-	US 3,828	55.00%	(RMB 1,365) (Note 2)	RMB 102,392	-
Tianjiang President Enterprises Food Co., Ltd.	Flour, instant noodles	US 15,210	(Note 1)	US 13,207.4	-	-	US 13,207.4	94.49%	(RMB 97) (Note 2)	RMB 43,932	-
Tianjing President International Food Co., Ltd.	Biscuits, food	US 12,450	(Note 1)	US 12,450	-	-	US 12,450	100.00%	(RMB 2,659) (Note 2)	RMB 7,034	-
Chengdu President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 20,000	(Note 1)	US 20,000	-	-	US 20,000	100.00%	RMB 54,538 (Note 2)	RMB 268,676	-
Kunshan President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 40,000	(Note 1)	US 40,000	-	-	US 40,000	100.00%	RMB 24,823 (Note 2)	RMB 492,675	-
Wuhan President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks	US 24,200	(Note 1)	US 26,440	-	-	US 26,440	100.00%	RMB 26,289 (Note 2)	RMB 367,426	-

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of June 30, 2003	Accumulated remittance
Meishan President Feed & Oil Co., Ltd.	Animal feeds, vegetable oil	US$ 10,000	(Note 1)	US$ 9,400	$ -	$ -	US$ 9,400	100.00%	(RMB$ 4,635) (Note 2)	RMB$ 64,684	-
Guangzhou President Enterprises Co., Ltd.	Meat, instant noodles, soft drinks	US 48,000	(Note 1)	US 48,000	-	-	US 48,000	100.00%	RMB 1,119 (Note 2)	RMB 175,412	-
Shenyang President Enterprises Co., Ltd.	Meat, instant noodles, soft drinks	US 19,900	(Note 1)	US 15,000	-	-	US 15,000	100.00%	(RMB 11,197) (Note 2)	RMB 156,024	-
Chongshan President Enterprises Co., Ltd.	Marine products, livestock, pet foods	US 12,000	(Note 1)	US 12,000	-	-	US 12,000	100.00%	RMB 2,411 (Note 2)	RMB 118,934	-
Shanghai President International Food Co., Ltd.	Biscuits, bread	US 13,000	(Note 1)	US 13,000	-	-	US 13,000	100.00%	(RMB 3,574) (Note 2)	RMB 9,049	-
Ningbo Malting Co., Ltd.	Malt	US 26,000	(Note 1)	US 5,200	-	-	US 5,200	20.00%	RMB 1,256 (Note 2)	RMB 10,783	-
Changjiagang President Nisshin Food Co., Ltd.	Fats, feed, flour	US 17,000	(Note 1)	US 10,200	-	-	US 10,200	60.00%	RMB 624 (Note 2)	RMB 78,115	-
Zhuhai Kirin President Brewery Co., Ltd.	Beer, mineral water	US 74,000	(Note 1)	US 22,200	-	-	US 22,200	30.00%	RMB 1,739 (Note 2)	RMB 202,639	-
Jiafu (Tianjing) International Trading Co., Ltd.	Hypermarket	US 12,000	(Note 1)	US 5,400	-	-	US 5,400	45.00%	RMB 1,518 (Note 2)	RMB 51,473	-
Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	Hypermarket	US 29,320	(Note 1)	US 13,191	-	-	US 13,191	45.00%	RMB 7,571 (Note 2)	RMB 109,028	-
Guangazhou President Convenience Stores Co., Ltd.	Warehouse & wholesale	US 8,400	(Note 1)	US 3,780	-	-	US 3,780	45.00%	(RMB 3,258) (Note 2)	RMB 6,564	-

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of June 30, 2003	Accumulated remittance
President Enterprises (China) Investment Co., Ltd.	Professional investment	US$ 248,160	(Note 1)	$ -	$ -	$ -	$ -	100.00%	RMB$67,558 (Note 2)	RMB$2,624,734	-
Qingdo President Feed & Livestock Co., Ltd.	Animal feeds, livestock	US 15,000	(Note 1)	US 12,000	-	-	US 12,000	80.00%	(RMB 2,190) (Note 2)	RMB 76,679	-
Hefei President Enterprises Co., Ltd.	Meat, instant noodles, soft drinks, dairy products	US 10,000	(Note 1)	US 10,000	-	-	US 10,000	100.00%	RMB 8,191 (Note 2)	RMB 101,013	-
Harbin President Enterprises Co., Ltd.	Meat, instant noodles, soft drinks, dairy products	US 15,000	(Note 1)	US 15,000	-	-	US 15,000	100.00%	(RMB 14,262) (Note 2)	RMB 75,983	-
President Enterprises (China) Finance Co., Ltd.(Note 3)	Financing	US 1,000	(Note 1)	-	-	-	-	100.00%	-	-	-
Guangzhou Wang Sheng Industrial Co., Ltd.	Manufacturing processing and sales of foods	RMB 5,000	(Note 1)	-	-	-	-	100.00%	RMB 65 (Note 2)	RMB 1,167	-
Nanchang President Enterprises Co., Ltd.	Instant noodles, soft drinks, dairy products	US 12,000	(Note 1)	-	-	-	-	100.00%	RMB 6,728 (Note 2)	RMB 101,720	-
Cargill-President (Donguan) Feed Protein Technology Co., Ltd.	Animal feeds	US 30,560	(Note 1)	US 10,000	US 5,280	-	US 15,280	50.00%	(RMB 4,194) (Note 2)	RMB 73,350	-

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of June 30, 2003	Accumulated remittance
Beijing President Enterprises Drinks & Foods Co., Ltd.	Instant noodles, soft drinks, dairy products, food	US$ 11,500	(Note 1)	$ -	-	-	-	100.00%	RMB$ 5,452 (Note 2)	RMB$ 93,445	-
President Fuche (Qingdo) Co., Ltd.	Manufacturing of egg products, agricultural products, marine products and livestock products	US 1,000	(Note 1)	-	-	-	-	50.00%	RMB 685 (Note 2)	RMB 3,880	-
Kunshan Sanwa Food Industry Co., Ltd.	Flavoring	US 1,200	(Note 1)	US 180	-	-	US 180	15.00%	-	RMB 1,489	-
Kunshan President Healthy Food Co., Ltd	Juice, soft drinks	US 4,720	(Note 1)	-	-	-	-	100.00%	-	-	-
San Tong Wan Fu (Qingdo) Food Industry Co., Ltd.	Animal feeds, livestock	US 12,000	(Note 1)	-	-	-	-	30.00%	(RMB 666) (Note 2)	RMB 24,165	-

B. The ceiling amount of investment in Mainland China.

(Amounts: in thousands of US dollars & NT dollars)

Accumulated investment balance from Taiwan to Mainland China	Amount approved by MOEA	The ceiling amount of investment in Mainland China approved by MOEA
$ 11, 923, 570(Note4)	$ 12, 391, 336(Note 5)	$ 9, 679, 053(Note 6)
(US$ 344, 910. 9)	(US$ 358, 441. 9)	

(Note 1) Indirect investment in PRC through existing companies located in a third area.

(Note 2) Recognized based on unreviewed financial statements for the six months ended June 2003 for each entity.

(Note 3) In the preparatory stage, no remittance of capital.

(Note 4) Calculated at the rate of $34.57 (US dollars to NT dollars). Amount was $9,727,638 at the exchange rate when approved by MOEA.

(Note 5) Calculated at the rate of $34.57 (US dollars to NT dollars). Amount was $10,150,973 at the exchange rate when approved by MOEA.

(Note 6) The net worth of a company is above 10 billion: 5 billion apply to 40%, 5 billion ~10 billion apply to 30%, above 10 billion apply to 20%. Total amount is it's maximum.

C. The Direct or indirect transaction through third area company with the investees in Mainland China.

(1) Purchases

The third area company	Name of investees in Mainland China	Six months ended June 30, 2003
Nella Ltd.	Xinjiang President Enterprises Food Co., Ltd.	$ 28, 625
Uni - President International (HK) Co., Ltd.	Guangzhou President Enterprises Co., Ltd.	1, 801
		$ 30, 426

The terms of transactions were the same as those with other vendors.

(2) Sales

The third area company	Name of investees in Mainland China	Six months ended June 30, 2003
Nella Ltd.	Changjiagang President Nisshin Food Co., Ltd.	$ 29, 385
	Kunshan President Enterprises Food Co., Ltd.	23, 601
	Beijing President Food Co., Ltd.	13, 955
	Other	19, 781
		$ 86, 722

The terms of transaction were the same as those with other customers.

(3) Accounts receivable

The third area company	Name of investees in Mainland China	June 30, 2003
Nella Ltd.	Changjiagang President Nisshin Food Co., Ltd.	$ 29, 808
	Kunshan President Enterprises Food Co., Ltd.	18, 537
	Other	12, 616
		$ 60, 961

(4) Accounts payable

The third area company	Name of investees in Mainland China	June 30, 2003	
Nella Ltd.	Xinjiang President Enterprises Food Co., Ltd.	$	2, 368
Uni - President International (HK) Co., Ltd.	Guangzhou President Enterprises Co., Ltd.		1, 232
		$	3, 600

(5) Endorsement, guarantee and security (Units: in thousands of US dollars): None

(6) Other events having significant effects on current gain or loss and financial condition: None

Note 12. Financial information disclosures for industry segments was not available for interim report.